| Form 1<br>Page 1<br>Execution<br>Page | UNITED STATES SECURITIES AND EXCHANGE COMMISSION<br>WASHINGTON, D.C. 20549<br>APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR,<br>REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION<br>FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT | Date filed<br>(MM/DD/YY):<br>**06/27/19** | OFFICIAL<br>USE<br>ONLY |
|---|---|---|---|

**WARNING:** Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

**INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS**

[ ] APPLICATION          [✓] AMENDMENT

1. State the name of the applicant:   NYSE Chicago, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):

   11 Wall Street, New York, NY 10005

   **SEC Mail Processing**

3. Provide the applicant's mailing address (if different):

   N/A

   **JUN 28 2019**

   **Washington, DC**

4. Provide the applicant's business telephone and facsimile number:

   212-656-2938                    212-656-8101

   (Telephone)                     (Facsimile)

5. Provide the name, title, and telephone number of a contact employee:

   Martha Redding          Assistant Secretary          212-656-2938

   (Name)                    (Title)                    (Telephone Number)

6. Provide the name and address of counsel for the applicant:

   Martha Redding

   NYSE Holdings LLC

   11 Wall Street, New York, NY 10005

   19003688

   2019 JUL -1 PM 2:43 RECEIVED

7. Provide the date applicant's fiscal year ends:   December 31

8. Indicate legal status of applicant: [✓] Corporation    [ ] Sole Proprietorship    [ ] Partnership
   [ ] Limited Liability Company    [ ] Other (specify): _____

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 03/15/72 _____ (b) State/Country of formation: Delaware/USA

   (c) Statute under which applicant was organized: Delaware General Corporate Laws

**EXECUTION:** The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof are current, true, and complete.

Date: 06/27/19
(MM/DD/YY)

By: _____ (Signature)

NYSE Chicago, Inc.
(Name of applicant)

Martha Redding, Assistant Secretary
(Printed Name and Title)

Subscribed and sworn before me this 27th day of June , 2019 by _____ (Notary Public)

My Commission expires May 29, 2020 County of Westchester State of New York

AMY MAURO
Notary Public State of New York
No. 01MA6262613
Qualified in Westchester County
Commission Expires May 29, 2020

*This page must always be completed in full with original, manual signature and notarization.*
*Affix notary stamp or seal where applicable.*

4



**NYSE**

Martha Redding
Associate General Counsel
Assistant Secretary

New York Stock Exchange
11 Wall Street
New York, NY 10005
T + 1 212 656 2938
F + 1 212 656 8101
Martha.Redding@theice.com

RECEIVED

2019 JUL -1 PM 2: 40

SEC / TM

June 27, 2019

SEC Mail Processing
SEC Mail Processing
JUN 28 2019
JUN 28 2019
Washington, DC
Washington, DC

**VIA FEDEX**

U.S. Securities and Exchange Commission
Division of Market Regulation
Office of Market Supervision
100 F Street, NE
Washington, D.C. 20549

Re:  Amendments to Form 1

Enclosed are an original and two copies of the 2019 amendments to the Form 1 applications pursuant to Rule 6a-2 under the Securities Exchange Act of 1934 (the "Act") for New York Stock Exchange LLC ("NYSE"), NYSE American LLC ("NYSE American"), NYSE Arca, Inc. ("NYSE Arca"), NYSE Chicago, Inc. ("NYSE Chicago"), and NYSE National, Inc. ("NYSE National" and together, the "Exchanges").

In April 2017, the Securities and Exchange Commission granted NYSE, NYSE American, NYSE Arca, and NYSE National a conditional exemption from certain requirements of Rule 6a-2 under the Act.[1]  In April 2019, a substantially similar exemption was granted for NYSE Chicago.[2]  Pursuant to such exemptions, the Exchanges are providing, as a supplement under separate cover, an organizational chart of Intercontinental Exchange, Inc. ("ICE"), the Exchanges' parent company, as of June 2019 (the "ICE Organizational Chart").  The ICE Organizational Chart amends the previously provided information setting forth the affiliation of the foreign indirect affiliates of the Exchanges.[3]

The Exchanges note that, although such entities are on the ICE Organizational Chart, Exhibit D ("Ex. D") does not include the financial statements of Bakkt Clearing, LLC, DACC Technologies, Inc., Digital Asset Custody Company, Inc., and 10th Floor Software, LLC because such entities were not affiliates of the Exchanges during the year ended December 31, 2018. In each case, ICE acquired the entity after December 31, 2018.  In addition, Ex. D does not include

---

[1]  See Securities Exchange Act Release No. 80536 (April 27, 2017), 82 FR 20671 (May 3, 2017) (order granting application by New York Stock Exchange LLC, NYSE MKT LLC, NYSE Arca, Inc., and NYSE National, Inc., respectively, for a conditional exemption pursuant to Section 36(a) of the Exchange Act from certain requirements of Rule 6a–2 under the Exchange Act).

[2]  See Securities Exchange Act Release No. 85611 (April 11, 2019), (order granting application by NYSE Chicago, Inc. for a conditional exemption pursuant to Section 36(a) of the Exchange Act from Certain Requirements of Rule 6a-2 under the Exchange Act).

[3]  See id. at 5, and 82 FR 20671, at 20672.

the financial statements of Archipelago Securities LLC, Archipelago Trading Services, Inc., Creditex Securities Corporation, or TMC Bonds, LLC because such entities submitted annual financial statements pursuant to Commission Rule 17a-5.

Ex. D includes financial statements for two entities that are not on the ICE Organizational Chart: When-Tech, LLC and YellowJacket, Inc. Those entities were merged into ICE Data, LP on April 29, 2019 and so are no longer in existence.

Each of the Exchanges is filing an Exhibit F with (a) the Pillar Connectivity Questionnaire (CQ), which was updated to add NYSE Chicago, and (b) with the exception of NYSE Chicago, the NYSE Gateways Session Request Form. In addition, NYSE Chicago is filing a Clerk and Non-Registered Individual Application, which was updated to add Non-Registered Persons as well as to change the signatory requirement.

If you have questions, please do not hesitate to contact Martha Redding, Associate General Counsel and Assistant Secretary, at (212) 656-2938 or martha.redding@theice.com

Sincerely,

Enclosures

Cc via email:

Jeanette Marshall
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, NE
Washington, D.C. 20549

Marlene E. Olsen
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, NE
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

-----------------------------------------------------------

Exhibits Accompanying Amendment

to

FORM 1 REGISTRATION STATEMENT

of

NYSE CHICAGO, INC.

---------------------------------------------------

June 2019

---------------------------------------------------

EXHIBIT A

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE CHICAGO, INC.

JUNE 2019

The Second Amended and Restated Certificate of Incorporation, By-laws, and additional information regarding NYSE Chicago, Inc. are publicly available on the Exchange's website at www.NYSE.com.

EXHIBIT B

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE CHICAGO, INC.

JUNE 2019

Copies of written rulings, settled practices having the effect of rules, interpretations, and other such documents, which are not included in Exhibit A, if any, are kept up to date and are available to the Securities and Exchange Commission and to the public upon request.

Regulatory Bulletins are publicly available on the Exchange's website at www.NYSE.com.

EXHIBIT C

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE CHICAGO, INC.

JUNE 2019

EXHIBIT C

Information in respect of each subsidiary or affiliate of NYSE Chicago, Inc., including copies of the constitution, articles of incorporation or association with all amendments thereto, and of existing by-laws or rules or instruments corresponding thereto, are kept up to date and are available to the Securities and Exchange Commission and to the public upon request.

EXHIBIT D

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE CHICAGO, INC.

JUNE 2019

The unconsolidated financial statements for each subsidiary or affiliate of NYSE Chicago, Inc. for the last fiscal year follow.

This Exhibit D does not include the financial statements of BAKKT Clearing, LLC, DACC Technologies, Inc., Digital Asset Custody Company, Inc., and 10th Floor Software, LLC because such entities were not affiliates of the Exchange during the year ended December 31, 2018.

This Exhibit D does not include the financial statements of Archipelago Securities LLC, Archipelago Trading Services, Inc., Creditex Securities Corporation, or TMC Bonds, LLC because such entities submitted annual financial statements pursuant to Commission Rule 17a-5.

This Exhibit D includes the financial statements for When-Tech LLC and YellowJacket, Inc. which were each merged into ICE Data LP on April 29, 2019 and so are no longer in existence.


ICE TRADE THE WORLD™

**NYSE AMEX Options LLC**
**BALANCE SHEET**
As of December 31, 2018
(Unaudited)
(in thousands)

**CURRENT ASSETS:**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 522 |
| Due from affiliates | | 211,824 |
| Income tax receivable | | 1,119 |
| **Current assets** | | 213,465 |

**NON-CURRENT ASSETS:**

| | |
|---|---:|
| Goodwill | 89,412 |
| Investment in subsidiary | 59,971 |
| **Other non-current assets** | 149,383 |
| **Assets** | 362,848 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | |
|---|---:|
| Accounts payable and accrued liabilities | 9,842 |
| SEC fees payable | 2,538 |
| **Current liabilities** | 12,380 |
| **Liabilities** | 12,380 |

| | |
|---|---:|
| **Noncontrolling Interest** | (27,418) |

**SHAREHOLDERS EQUITY:**

| | | |
|---|---|---:|
| Additional paid-in capital | | 529 |
| Retained earnings | | 377,357 |
| **Equity** | | 377,886 |
| **Total liabilities and equity** | $ | 362,848 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**NYSE AMEX Options LLC**
**STATEMENT OF INCOME**
Year Ended December 31, 2018
(Unaudited)
(in thousands)

| | | |
|---|---|---:|
| Transaction and clearing fees, net | $ | 70,900 |
| Data services fees, net | | 4,633 |
| Other revenues | | 27,044 |
| Transaction based expenses | | (7,815) |
| **Total revenue, less transaction-based expenses** | | **94,762** |
| Compensation and benefits | | 0 |
| Professional services | | 28 |
| Technology and communication | | 2,554 |
| Selling, general and administrative | | 1,002 |
| Affiliate expense | | 29,840 |
| **Operating expenses** | | **33,424** |
| **Operating income** | | **61,338** |
| Affiliate interest expense | | 204 |
| **Other expense, net** | | **204** |
| **Pre-tax net income** | | **61,134** |
| **Income tax expense** | | **1,086** |
| **Net income** | | **60,048** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

# BAAKT Holdings, LLC
## Balance Sheet
## As of December 31, 2018
## (Unaudited)
## (in thousands)

| | | |
|---|---|---|
| **CURRENT ASSETS:** | | |
| Cash and cash equivalents | $ | 182,577 |
| **Current assets** | | 182,577 |
| | | |
| **OTHER NON-CURRENT ASSETS:** | | |
| Other intangibles, net | | 400,000 |
| **Other non-current assets** | | 400,000 |
| | | |
| **Total assets** | $ | 582,577 |
| | | |
| **LIABILITIES and EQUITY:** | | |
| | | |
| **CURRENT LIABILITIES:** | | |
| Other current liabilities | | - |
| **Current liabilities** | | - |
| | | |
| **Total liabilities** | | - |
| | | |
| **NON-CONTROLLING INTEREST** | | 71,000 |
| | | |
| **EQUITY:** | | |
| Contributed capital | | 511,500 |
| Retained earnings | | 77 |
| **Total equity** | | 511,577 |
| | | |
| **Total liabilities and equity** | $ | 582,577 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

**BAAKT Holdings, LLC**
**Statement of Income**
**Year Ended December 31, 2018**
**(Unaudited)**
**(in thousands)**

| | |
|---|---:|
| **Revenue:** | |
| **Total Revenue** | - |
| | |
| **Expenses:** | |
| Intercompany expenses | - |
| **Operating expenses** | - |
| **Operating loss** | - |
| | |
| Interest income | 104 |
| Other income(expense) net | (27) |
| **Other income, net** | 77 |
| | |
| **Pre-tax net income** | 77 |
| | |
| Income tax expense | - |
| **Net income** | $   77 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**BAKKT Management Holdings, LLC**
**Balance Sheet**
**As Of December 31, 2018**
**(Unaudited)**

**ASSETS:**

| | | |
|---|---|---|
| Other assets | | 1 |
| **Total assets** | $ | 1 |

**LIABILITIES AND EQUITY:**

**EQUITY:**

| | | |
|---|---|---|
| Member capital | | 1 |
| **Equity** | | 1 |
| **Total equity** | $ | 1 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**BAKKT Management, LLC**
**Balance Sheet**
**As Of December 31, 2018**
**(Unaudited)**

**ASSETS:**

| | |
|---|---:|
| Other assets | 1 |
| **Total assets** | $ 1 |

**LIABILITIES AND EQUITY:**

**EQUITY:**

| | |
|---|---:|
| Member capital | 1 |
| Equity | 1 |
| **Total equity** | $ 1 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statemɛ should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

## BAAKT, LLC
## Balance Sheet
## As of December 31, 2018
## (Unaudited)
## (in thousands)

| | | |
|---|---|---:|
| **CURRENT ASSETS:** | | |
| Cash and cash equivalents | $ | - |
| **Current assets** | | - |
| | | |
| **OTHER NON-CURRENT ASSETS:** | | |
| Other intangibles, net | | 4 |
| **Other non-current assets** | | 4 |
| | | |
| **Total assets** | $ | 4 |
| | | |
| **LIABILITIES and EQUITY:** | | |
| | | |
| **CURRENT LIABILITIES:** | | |
| Due to affiliates | | 4 |
| **Current liabilities** | | 4 |
| | | |
| **Total liabilities** | | 4 |
| | | |
| **EQUITY:** | | |
| Contributed capital | | - |
| Retained earnings | | - |
| **Total equity** | | - |
| | | |
| **Total liabilities and equity** | $ | 4 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

# BAAKT, LLC
## Statement of Income
## Year Ended December 31, 2018
### (Unaudited)
### (in thousands)

| | |
|---|---|
| **Revenue:** | |
| **Total Revenue** | - |
| | |
| **Expenses:** | |
| Intercompany expenses | - |
| **Operating expenses** | - |
| **Operating loss** | - |
| | |
| **Pre-tax net income** | - |
| | |
| Income tax expense | - |
| **Net income** | $ - |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**Ballista Holdings, LLC**
**Balance Sheet**
**As Of December 31, 2018**
**(Unaudited)**
**(In thousands)**

**CURRENT ASSETS:**

| | |
|---|---:|
| Cash and cash equivalents | $ - |
| **Current assets** | 0 |

**OTHER NONCURRENT ASSETS**

| | |
|---|---:|
| Investment in affiliate | 3,103 |
| Goodwill | 1,131 |
| **Other noncurrent assets** | 4,234 |
| **Total assets** | $ 4,234 |

**LIABILITIES AND MEMBER EQUITY:**

**CURRENT LIABILITIES:**

| | |
|---|---:|
| Due to affiliates | $ 4,691 |
| **Current liabilities** | 4,691 |
| **Total liabilities** | 4,691 |

**EQUITY:**

| | |
|---|---:|
| Retained deficit | (457) |
| **Equity** | (457) |
| **Total liabilities and equity** | $ 4,234 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurrir adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchai Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchan Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form : previously filed with the Securities and Exchange Commission.



**OPERATING EXPENSES:**

| | | |
|---|---|---|
| Selling, general & administration | $ | - |
| Operating expenses | | 0 |
| | | |
| Net loss | $ | - |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


**ICE** TRADE THE WORLD™

**BRIX Holding Company, LLC**
**Balance Sheet**
**As Of December 31, 2018**
**(Unaudited)**
**(In thousands)**

| | | |
|---|---|---:|
| **Total assets** | $ | - |
| | | |
| **LIABILITIES AND MEMBER EQUITY:** | | |
| | | |
| **CURRENT LIABILITIES:** | | |
| Due to affiliate | $ | 1 |
| **Current liabilities** | | 1 |
| | | |
| **Total liabilities** | | 1 |
| | | |
| **EQUITY:** | | |
| Member capital | | 2,703 |
| Retained deficit | | (2,704) |
| **Equity** | | (1) |
| | | |
| **Total liabilities and equity** | $ | - |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statems should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**BRIX Holding Company, LLC**
**Income Statement**
**Year Ended December 31, 2018**
**(Unaudited)**
**(In thousands)**

## OTHER EXPENSE:

| | |
|---|---|
| Other expense | 0 |
| **Other expense** | 0 |
| **Net loss** | $ 0 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**Chatham Energy LLC**
**Balance Sheet**
**Year Ended December 31, 2018**
**(Unaudited)**
**(In thousands)**

| | | |
|---|---|---:|
| **CURRENT ASSETS:** | | |
| Due from affiliate | $ | 25,688 |
| **Current assets** | | 25,688 |
| | | |
| **PROPERTY PLANT AND EQUIPMENT:** | | |
| Property and equipment cost | | 59 |
| Accumulated depreciation | | (59) |
| **Property and equipment net** | | 0 |
| | | |
| **OTHER NON-CURRENT ASSETS** | | |
| Goodwill | | 5,402 |
| Other intangibles, net | | 2,900 |
| **Other non-current assets** | | 8,302 |
| | | |
| **Total assets** | $ | 33,990 |
| | | |
| **LIABILITIES AND EQUITY:** | | |
| | | |
| **CURRENT LIABILITIES:** | | |
| Accounts payable and accrued liabilities | $ | 16 |
| Accrued salaries and benefits | | 18 |
| **Current liabilities** | | 34 |
| | | |
| **Total liabilities** | | 34 |
| | | |
| **EQUITY:** | | |
| Contributed Capital | | 29,093 |
| Retained Earnings | | 4,863 |
| **Equity** | | 33,956 |
| | | |
| **Total liabilities and equity** | $ | 33,990 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**Chatham Energy LLC**
**Income Statement**
**Year Ended December 31, 2018**
**(Unaudited)**
**(In thousands)**

| | | |
|---|---|---:|
| **REVENUES:** | | |
| Revenue from affiliate | $ | 2,290 |
| **Operating revenues** | | **2,290** |
| | | |
| **OPERATING EXPENSES:** | | |
| Compensation and benefits | | 622 |
| Professional services | | 8 |
| Rent and occupancy | | 91 |
| Technology and communication | | 69 |
| Selling, general and administrative | | 12 |
| Depreciation and amortization expense | | 1,112 |
| Intercompany affiliate expense | | 215 |
| **Operating expenses** | | **2,129** |
| | | |
| **Net income** | $ | 161 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# Chicago Climate Exchange, Inc.
## Balance Sheet
## As Of December 31, 2018
### (Unaudited)
### (In thousands)

**CURRENT ASSETS:**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 59 |
| Income tax receivable | | 4 |
| **Current assets** | | 63 |

**OTHER NON-CURRENT ASSETS**

| | | |
|---|---|---|
| Investment in subsidiary | | 33,332 |
| **Other non-current assets** | | 33,332 |
| **Total assets** | $ | 33,395 |

**LIABILITIES AND EQUITY:**

**CURRENT LIABILITIES:**

| | | |
|---|---|---|
| Accounts payable and accrued liabilities | $ | 4 |
| Due to affiliates | | 261 |
| Income Tax Payable | | (26) |
| **Current liabilities** | | 239 |

**NON-CURRENT LIABILITIES:**

| | | |
|---|---|---|
| Deferred tax liabilities - non-current | | 11,472 |
| **Non-current liabilities** | | 11,472 |
| **Total liabilities** | | 11,711 |

**EQUITY:**

| | | |
|---|---|---|
| Additional paid-in capital | | 1,950 |
| Retained earnings | | 16,675 |
| Accumulated other comprehensive income | | 3,059 |
| **Equity** | | 21,684 |
| **Total liabilities and equity** | $ | 33,395 |

of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal tments) necessary to fairly present our financial position and results of operations for the period presented. Certain rmally included in financial statements prepared in accordance with accounting principles generally accepted in the f America have been condensed or omitted. These financial statements do not include income taxes accounting and accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of il Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by ted accounting principles for complete financial statements. These financial statements should be read in conjunction ontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are ir Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**Chicago Climate Exchange, Inc.**
**Income Statement**
**Year Ended December 31, 2018**
**(Unaudited)**
**(In thousands)**

| | | |
|---|---|---|
| **TOTAL REVENUE** | $ | - |
| | | |
| **OPERATING EXPENSES:** | | |
| Compensation and benefits | | |
| Professional services | | |
| Selling, general & administration | | (1) |
| **Operating expenses** | | (1) |
| | | |
| **Operating income** | | 1 |
| | | |
| **OTHER EXPENSE:** | | |
| **Other expense** | | 49 |
| | | |
| **Pre-tax net loss** | | (48) |
| | | |
| Income tax expense | | (246) |
| | | |
| **Net loss** | $ | (294) |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


**Ice** TRADE THE WORLD


**Chicago Climate Futures Exchange, LLC**
**Balance Sheet**
**As Of December 31, 2018**
**(Unaudited)**
**(in thousands)**


**CURRENT ASSETS:**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | - |
| **Current assets** | | - |

**OTHER NON-CURRENT ASSETS**

| | | |
|---|---|---|
| Investment in subsidary | | 2,529 |
| **Other non-current assets** | | 2,529 |
| **Total Assets** | $ | 2,529 |

**LIABILITIES AND MEMBER EQUITY:**

**CURRENT LIABILITIES:**

| | | |
|---|---|---|
| Due to affiliates | $ | - |
| **Current liabilities** | | - |
| **Total liabilities** | | - |

**EQUITY:**

| | | |
|---|---|---|
| Retained earnings | | 2,529 |
| **Member Equity** | | 2,529 |
| **Total Liabilities and Member Equity** | $ | 2,529 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



<p style="text-align:center">

**Chicago Climate Futures Exchange, LLC**
**Income Statement**
**Year Ended December 31, 2018**
**(Unaudited)**
**(in thousands)**

</p>

| | |
|---|---:|
| **TOTAL REVENUE** | $ - |
| | |
| **OPERATING EXPENSES:** | |
| Selling, general and administrative | - |
| **Operating expenses** | - |
| | |
| **Net loss** | $ - |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**CHXBD. LLC**
**Balance Sheet**
**As of December 31, 2018**
(Unaudited)
(in thousands)

**Current assets:**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 7 |
| Income tax receivable | | 10 |
| Prepaid expenses and other current assets | | 129 |
| **Current assets** | | 146 |
| | | |
| **Total assets** | $ | 146 |

**LIABILITIES and EQUITY**

| | | |
|---|---|---|
| **Current liabilities:** | | |
| Due to affilates, net | $ | 3 |
| **Current liabilities** | | 3 |
| | | |
| **Total liabilities** | | 3 |
| | | |
| **Equity:** | | |
| Contributed capital | | - |
| Retained earnings | | 143 |
| **Total equity** | | 143 |
| | | |
| **Total liabilities and equity** | $ | 146 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**CHXBD. LLC**
**Statement of Income**
**Year Ended December 31, 2018**
(Unaudited)
(in thousands)

| | | |
|---|---|---:|
| **Revenues:** | | |
| Transaction and clearing fees, net | $ | - |
| **Total revenues** | | - |
| | | |
| **Expenses:** | | |
| Compensation and benefits | | |
| Professional services | | (3) |
| Technology and communication | | 3 |
| Selling, general and adminstrative | | 36 |
| **Operating expenses** | | 36 |
| **Operating loss** | | (36) |
| | | |
| Other expenses, net | | - |
| **Other expense, net** | | - |
| **Pre-tax net loss** | | (36) |
| Income tax expense | | 10 |
| **Net loss** | $ | (26) |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**Commodities Exchange Center (dormant)**
**Balance Sheet**
**As Of December 31, 2018**
**(Unaudited)**

## ASSETS:

| | |
|---|---:|
| Other assets | 1 |
| **Total Assets** | $ 1 |

## LIABILITIES AND MEMBER EQUITY:

### MEMBER EQUITY:

| | |
|---|---:|
| Member capital | 1 |
| **Member equity** | 1 |
| **Total member equity** | $ 1 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statemc should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**CREDIT MARKET ANALYSIS USA, Inc.**
**BALANCE SHEET**
As of December 31, 2018
(Unaudited)
(in thousands)

**CURRENT ASSETS:**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 449 |
| Income tax receivable | | 2 |
| **Current assets** | | 451 |

**PROPERTY AND EQUIPMENT**

| | |
|---|---|
| Property and equipment cost | 803 |
| Accumulated depreciation | (185) |
| **Property and equipement, net** | 618 |

**OTHER NON-CURRENT ASSETS:**

| | |
|---|---|
| Deferred tax assets- noncurrent | 98 |
| **Other non-current assets** | 98 |
| **Assets** | 1,167 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | |
|---|---|
| Accounts payable and accrued liabilities | 8 |
| Accrued salaries and benefits | 864 |
| Due to affiliates | 8,749 |
| **Current liabilities** | 9,621 |

**NON-CURRENT LIABILITIES:**

| | |
|---|---|
| Deferred tax liability - non-current | 65 |
| **Non-current liabilities** | 65 |

**SHAREHOLDERS EQUITY:**

| | | |
|---|---|---|
| Contributed capital | | 307 |
| Retained deficit | | (8,826) |
| **Equity** | | (8,519) |
| **Total liabilities and equity** | $ | 1,167 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# CREDIT MARKET ANALYSIS USA, Inc
## STATEMENT OF INCOME
### Year Ended December 31, 2018
#### (Unaudited)
#### (in thousands)

| | | |
|---|---|---:|
| Market Data Fees | $ | 16,133 |
| Affiliate income | | 58 |
| **Total revenue** | | **16,191** |
| | | |
| Compensation and benefits | | 3,552 |
| Professional services | | 1,473 |
| Acquisition-related transaction and integration costs | | 115 |
| Technology and communication | | 1,303 |
| Selling, general and administrative | | 148 |
| Depreciation and amortization | | 2,994 |
| **Operating expenses** | | **9,585** |
| **Operating income** | | **6,606** |
| | | |
| Other income, net | | 282 |
| **Other income, net** | | **282** |
| **Pre-tax net income** | | **6,888** |
| **Income tax benefit** | | **259** |
| **Net income** | | **7,147** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**CREDITEX GROUP INC.**
**BALANCE SHEET**
As of December 31, 2018
(Unaudited)
(in thousands)

| | | |
|---|---|---:|
| **CURRENT ASSETS:** | | |
| | Cash and cash equivalents | $ 5,669 |
| | Accounts receivable, net of allowance | 6 |
| | Prepaid expenses and other current assets | 29 |
| | Current income tax receivable | 5 |
| | **Current assets** | 5,709 |
| | | |
| **PLANT PROPERTY AND EQUIPMENT:** | | |
| | Property and equipment cost | 33,177 |
| | Accumulated depreciation | (27,377) |
| | **Property and equipment, net** | 5,800 |
| | | |
| **OTHER NON-CURRENT ASSETS:** | | |
| | Goodwill | 358,771 |
| | Other Intangibles, net | 10,146 |
| | Other noncurrent assets | 150 |
| | **Other non-current assets** | 369,067 |
| | | |
| | **Assets** | 380,576 |
| | | |
| **LIABILITIES and EQUITY:** | | |
| | | |
| **CURRENT LIABILITIES:** | | |
| | Accounts payable and accrued liabilities | 105 |
| | Accrued salaries and benefits | 4,759 |
| | Due to affiliates, net | 470,758 |
| | **Current liabilities** | 475,622 |
| | | |
| **NON-CURRENT LIABILITIES:** | | |
| | Deferred tax liabilities - noncurrent | 1,895 |
| | Other Non Current Liabilities | 52 |
| | **Non-current liabilities** | 1,947 |
| | | |
| | **Liabilities** | 477,569 |
| | | |
| **EQUITY:** | | |
| | Additional paid-in capital | 24,446 |
| | Contributed capital | 410,698 |
| | Retained deficit | (533,830) |
| | Accumulated other comprehensive income | 1,693 |
| | **Equity** | (96,993) |
| | | |
| | **Total liabilities and equity** | $ 380,576 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


**ICE** TRADE THE WORLD

# CREDITEX GROUP INC.
## STATEMENT OF INCOME
### Year Ended December 31, 2018
### (Unaudited)
### (In thousands)

| | | |
|---|---|---:|
| Transaction fees, net | $ | 138 |
| Other revenue | | 0 |
| Affiliate revenue | | 13,810 |
| Total revenue | | 13,948 |
| | | |
| Compensation and benefits | | 13,145 |
| Professional services | | 150 |
| Technology and communications | | 467 |
| Rent and other occupancy | | 1,218 |
| Selling, general & administration | | 262 |
| Amortization & depreciation expense | | 10,200 |
| Service & license fees to affiliate | | 7,341 |
| Operating expenses | | 32,783 |
| Operating loss | | (18,835) |
| | | |
| Interest income | | 25 |
| Interest expense to affiliates | | 1,112 |
| Other expense, net | | 649 |
| Other expense, net | | 1,786 |
| | | |
| Pre-tax net loss | | (17,049) |
| Income tax benefit | | 2,502 |
| Net loss | $ | (14,547) |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**Creditex Holdco, LLC**
**Balance Sheet**
**As Of December 31, 2018**
**(Unaudited)**

## ASSETS:

| | | |
|---|---|---:|
| Other assets | $ | 1 |
| **Total assets** | | 1 |

## LIABILITIES AND EQUITY:

### EQUITY:

| | | |
|---|---|---:|
| Member capital | | 1 |
| **Member equity** | | 1 |
| **Total Equity** | $ | 1 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# CREDITEX LLC
# BALANCE SHEET
### As of December 31, 2018
### (Unaudited)
### (In thousands)

**ASSETS:**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 94 |
| Accounts receivable, net of allowance | | 993 |
| Due from affiliates, net | | 500,731 |
| **Assets** | $ | 501,818 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | | |
|---|---|---|
| Accounts payable and accrued liabilities | $ | - |
| **Current liabilities** | | - |
| **Liabilities** | | - |
| Contributed capital | | 90,241 |
| Retained earnings | | 411,577 |
| **Equity** | $ | 501,818 |
| **Total liabilities and equity** | $ | 501,818 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


**ICE** TRADE THE WORLD

# CREDITEX LLC
# STATEMENT OF INCOME
## Year Ended December 31, 2018
### (Unaudited)
### (In thousands)

| | | |
|---|---|---:|
| Transaction fees, net | | $ 3,688 |
| | Total revenue | 3,688 |
| | | |
| Selling, general & administration | | 78 |
| Service & license fees to affiliate | | 112 |
| | Operating expenses | 190 |
| | | |
| | Operating income | 3,498 |
| | | |
| Other income, net | | (15) |
| | | |
| | Pre-tax net income | 3,483 |
| | | |
| | Net income | $ 3,483 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# CREDITTRADE, INC.
# BALANCE SHEET
### As of December 31, 2018
### (Unaudited)

**OTHER NONCURRENT ASSETS:**

| | | |
|---|---|---:|
| Deferred tax asset - noncurrent | $ | 610 |
| Investment in affiliates | | 4,178 |
| **Other noncurrent assets** | | 4,788 |
| | | |
| **Assets** | $ | 4,788 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | |
|---|---:|
| Due to affiliates, net | 6,513 |
| **Current liabilities** | 6,513 |

**EQUITY:**

| | |
|---|---:|
| Retained deficit | (2,307) |
| Accumulated other comprehensive income | 582 |
| **Equity** | (1,725) |

| | | |
|---|---|---:|
| **Total liabilities and equity** | $ | 4,788 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**CREDITTRADE, INC.**
**STATEMENT OF INCOME**
Year Ended December 31, 2018
(Unaudited)
(In thousands)

| | |
|---|---:|
| Total revenue | $ - |
| Operating expenses | - |
| Operating income | - |
| Pre-tax net income | - |
| Income tax expense | (101) |
| Net loss | $ (101) |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**DCFB, LLC(dormant)**
**Balance Sheet**
**As Of December 31, 2018**
**(Unaudited)**

## ASSETS:

| | |
|---|---:|
| Other assets | 1 |
| **Total assets** | $ 1 |

## LIABILITIES AND EQUITY:

### EQUITY:

| | |
|---|---:|
| Member capital | 1 |
| Equity | 1 |
| **Total equity** | $ 1 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statemi should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

**ice** TRADE THE WORLD™

**eCops, LLC (dormant)**
**Balance Sheet**
**As Of December 31, 2018**
**(Unaudited)**

**ASSETS:**

| | | |
|---|---|---|
| Other assets | | 1 |
| **Total assets** | $ | 1 |

**LIABILITIES AND MEMBER EQUITY:**

**MEMBER EQUITY:**

| | | |
|---|---|---|
| Member capital | | 1 |
| **Member Equity** | | 1 |
| **Total Member Equity** | $ | 1 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statemen should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**Electric Railroad LLC**
**Balance Sheet**
**As Of December 31, 2018**
**(Unaudited)**

## ASSETS:

| | |
|---|---:|
| Other assets | 1 |
| **Total assets** | $ 1 |

## LIABILITIES AND EQUITY:

### EQUITY:

| | |
|---|---:|
| Member capital | 1 |
| Equity | 1 |
| **Total equity** | $ 1 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem( should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**Enterprises Aviation, LLC**
**Balance Sheet**
**As Of December 31, 2018**
**(Unaudited)**
**(In thousands)**

| | | |
|---|---|---:|
| **CURRENT ASSETS:** | | |
| Prepaid expenses and other current assets | $ | 68 |
| Due from affliliate | | 891 |
| **Current assets** | | 959 |
| | | |
| **NON-CURRENT ASSETS:** | | |
| Deferred Tax Asset | | 27 |
| **Non-current assets** | | 27 |
| | | |
| **Total assets** | $ | 986 |
| | | |
| **LIABILITIES and EQUITY:** | | |
| | | |
| **CURRENT LIABILITIES:** | | |
| Accounts payable and accrued liabilities | | 298 |
| Accrued salaries and benefits | | 168 |
| **Current liabilities** | | 466 |
| | | |
| **EQUITY:** | | |
| Contributed capital | | 151 |
| Retained earnings | | 369 |
| **Equity** | | 520 |
| | | |
| **Total liability and equity** | $ | 986 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**Enterprises Aviation, LLC**
**Income Statement**
**Year Ended December 31, 2018**
**(Unaudited)**
**(In thousands)**

| | |
|---|---:|
| **TOTAL REVENUE** | $ - |
| | |
| **OPERATING EXPENSES:** | |
| Selling, general and administrative | (178) |
| **Operating expenses** | (178) |
| | |
| **Pre-tax net income** | 178 |
| | |
| Income tax expense | 132 |
| | |
| **Net income** | $ 46 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ICE TRADE THE WORLD

FINRA/NYSE Trade Reporting Facility LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)

**ASSETS:**

| | | |
|---|---|---|
| Other assets | | 1 |
| **Total assets** | $ | 1 |

**LIABILITIES AND EQUITY:**

**EQUITY:**

| | | |
|---|---|---|
| Member capital | | 1 |
| Equity | | 1 |
| **Total equity** | $ | 1 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incor taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**Guaranty Clearing Corporation (dormant)**
**Balance Sheet**
**As Of December 31, 2018**
**(Unaudited)**

**ASSETS:**

| | | |
|---|---|---|
| Other assets | $ | 1 |
| **Total assets** | | 1 |

**LIABILITIES AND EQUITY:**

**EQUITY:**

| | |
|---|---|
| Member capital | 1 |
| **Equity** | 1 |

| | | |
|---|---|---|
| **Total equity** | $ | 1 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem( should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


**ICe** TRADE THE WORLD

**Hawk Enterprises 1, Inc.(dormant)**
**Balance Sheet**
**As Of December 31, 2018**
**(Unaudited)**

**ASSETS:**

| | |
|---|---:|
| Other assets | 1 |
| **Total assets** | $ 1 |

**LIABILITIES AND EQUITY:**

**EQUITY:**

| | |
|---|---:|
| Member capital | 1 |
| **Equity** | 1 |
| **Total equity** | $ 1 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

 **TRADE THE WORLD**

**Hawk Enterprises 2, LLC(dormant)**
**Balance Sheet**
**As Of December 31, 2018**
**(Unaudited)**

## ASSETS:

| | |
|---|---|
| Other assets | 1 |
| **Total assets** | $ 1 |

## LIABILITIES AND EQUITY:

### EQUITY:

| | |
|---|---|
| Member capital | 1 |
| **Equity** | 1 |
| **Total equity** | $ 1 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**Highway Networks LLC**
**Balance Sheet**
**As Of December 31, 2018**
**(Unaudited)**

**ASSETS:**

| | | |
|---|---|---|
| Other assets | | 1 |
| Total assets | $ | 1 |

**LIABILITIES AND EQUITY:**

**EQUITY:**

| | | |
|---|---|---|
| Member capital | | 1 |
| Equity | | 1 |
| **Total equity** | $ | 1 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE 4165 LLC**
**Balance Sheet**
**As Of December 31, 2018**
**(Unaudited)**

**ASSETS:**

| | | |
|---|---|---|
| Cash Clearing | | |
| Other assets | | 1 |
| **Total assets** | $ | 1 |

**LIABILITIES AND EQUITY:**

**EQUITY:**

| | | |
|---|---|---|
| Member capital | | 1 |
| Equity | | 1 |
| **Total equity** | $ | 1 |



**ICE 5660 LLC**
**Balance Sheet**
**As Of December 31, 2018**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---:|
| **CURRENT ASSETS:** | | |
| Cash and cash equivalents | $ | (14) |
| Prepaids | | 29 |
| Current assets | | 15 |
| | | |
| **PROPERTY PLANT AND EQUIPMENT:** | | |
| Property and equipment cost | | 137,202 |
| Accumulated depreciation | | (35,967) |
| Property and equipment, net | | 101,235 |
| | | |
| **NON-CURRENT ASSETS** | | |
| Other non-current assets | | 138 |
| Non-current assets | | 138 |
| | | |
| Total assets | $ | 101,388 |
| | | |
| **LIABILITIES AND EQUITY:** | | |
| | | |
| **CURRENT LIABILITIES:** | | |
| Accounts payable and accrued liabilities | $ | 1,170 |
| Due to affiliate | | 115,742 |
| Other | | 56 |
| Current liabilities | | 116,968 |
| | | |
| Total liabilities | | 116,968 |
| | | |
| **EQUITY:** | | |
| Contributed capital | | 37,776 |
| Retained deficit | | (53,356) |
| Equity | | (15,580) |
| | | |
| Total liabilities and equity | $ | 101,388 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE 5660 LLC**
**Income Statement**
**Year Ended December 31, 2018**
**(Unaudited)**
**(in thousands)**

| | |
|---|---:|
| **Total Revenue** | 0 |
| | |
| **OPERATING EXPENSES:** | |
| Professional Services | 728 |
| Rent and other occupancy | 3,048 |
| Selling, general and administrative | 1,490 |
| Amortization and depreciation expense | 9,269 |
| **Operating expenses** | 14,535 |
| | |
| **Net loss** | $ (14,535) |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ICE TRADE THE WORLD™

**ICE Atrium, Inc.**
**BALANCE SHEET**
**As of December 31, 2018**
**(Unaudited)**
**(in thousands)**

**CURRENT ASSETS:**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 450 |
| Accounts receivable, net of allowance | | 390 |
| Prepaid expenses and other current assets | | 879 |
| Income tax receivable | | 43 |
| **Current assets** | | 1,762 |

**PLANT PROPERTY AND EQUIPMENT:**

| | |
|---|---|
| Property and equipment | 1,169 |
| Accumulated depreciation | (378) |
| **Property and equipment, net** | 791 |

**NON-CURRENT ASSETS:**

| | |
|---|---|
| Goodwill | 1,126 |
| Other non-current assets | 8 |
| Deferred tax receivable | 994 |
| **Other non-current assets** | 2,128 |
| **Assets** | 4,681 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | |
|---|---|
| Accounts payable and accrued liabilities | 991 |
| Accrued salaries and benefits | 222 |
| Due to affiliates | 6,046 |
| **Current liabilities** | 7,259 |
| **Liabilities** | 7,259 |

**SHAREHOLDERS EQUITY:**

| | |
|---|---|
| Additional paid-in capital | 83 |
| Retained deficit | (2,661) |
| **Equity** | (2,578) |
| **Total liabilities and equity** | $ 4,681 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE Atrium, Inc.**
**STATEMENT OF INCOME**
Year Ended December 31, 2018
(Unaudited)
(In thousands)

| | | |
|---|---|---:|
| Data services fees, net | $ | 1,878 |
| Affiliate revenue | | - |
| **Total revenue** | | **1,878** |
| Compensation and benefits | | 1,587 |
| Professional services | | 112 |
| Technology and communication | | 4,111 |
| Rent and occupancy | | 80 |
| Selling, general and administrative | | (43) |
| Depreciation and amortization | | 237 |
| Affiliate expense | | 1,317 |
| **Operating expenses** | | **7,401** |
| **Operating loss** | | **(5,523)** |
| Other expense (income), net | | (98) |
| **Other expense, net** | | **(98)** |
| **Pre-tax net loss** | | **(5,425)** |
| **Income tax benefit** | | **1,131** |
| **Net loss** | | **(4,294)** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain Information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


**ice** TRADE THE WORLD

# ICE BRAZIL TECHNOLOGY, LLC
## BALANCE SHEET
As of December 31, 2018
(Unaudited)
(in thousands)

**CURRENT ASSETS:**

| | | |
|---|---|---|
| Due from affiliate | $ | 338 |
| Current assets | | 338 |
| Assets | | 338 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | | |
|---|---|---|
| Accounts payable and accrued liabilities | | - |
| Current liabilities | | 0 |

**SHAREHOLDERS EQUITY:**

| | | |
|---|---|---|
| Retained earnings | | 338 |
| Equity | | 338 |
| Total liabilities and equity | $ | 338 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ICe TRADE THE WORLD*

**ICE BRAZIL TECHNOLOGY, LLC**
**STATEMENT OF INCOME**
Year Ended December 31, 2018
(Unaudited)
(In thousands)

| | |
|---|---|
| Total revenue | $ . |
| Selling, general and administrative | - |
| Operating expenses | - |
| | |
| Pre-tax net income | - |
| Income tax expense | - |
| Net income | - |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ICE CLEAR CREDIT™

**ICE Clear Credit**
**Balance Sheet**
**As of December 31, 2018**
(Unaudited)
(in thousands)

**CURRENT ASSETS:**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 63,742 |
| Cash - clearing member deposits | | 25,225,628 |
| Accounts receivable, net of allowance | | 8,016 |
| Restricted Cash | | 90,000 |
| Prepaid expenses and other current assets | | 19,943 |
| Current Income Tax Receivable | | 3,549 |
| **Current Assets** | | 25,410,878 |

**PLANT PROPERTY AND EQUIPMENT:**

| | |
|---|---:|
| Property and equipment cost | 46,964 |
| Accumulated depreciation | (32,056) |
| **Property and equipment, net** | 14,908 |

**OTHER NONCURRENT ASSETS:**

| | |
|---|---:|
| Restricted cash long term | 50,000 |
| **Other noncurrent assets** | 50,000 |

| | | |
|---|---|---:|
| **Assets** | $ | 25,475,786 |

**LIABILITIES and MEMBER EQUITY:**

**CURRENT LIABILITIES:**

| | | |
|---|---|---:|
| Accounts payable and accrued liabilities | $ | 37,917 |
| Accrued salaries and benefits | | 5,325 |
| Due to affiliates | | 10,017 |
| Margin deposits and guaranty funds | | 25,225,641 |
| Deferred revenue | | 2,705 |
| **Current liabilities** | | 25,281,605 |

**NONCURRENT LIABILITIES:**

| | |
|---|---:|
| Deferred tax liabilities - noncurrent | 23 |
| Other Non Current Liabilities | 148 |
| **Noncurrent liabilities** | 171 |

| | |
|---|---:|
| **Liabilities** | 25,281,776 |

**EQUITY:**

| | |
|---|---:|
| Contributed capital | 105,072 |
| Retained earnings | 88,938 |
| **Total equity** | 194,010 |

| | | |
|---|---|---:|
| **Total liabilities and equity** | $ | 25,475,786 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ICE CLEAR CREDIT

**ICE Clear Credit**
**Statement of Income**
**Year Ended December 31, 2018**
(Unaudited)
(in thousands)

| | | |
|---|---|---:|
| **Revenues:** | | |
| Clearing and processing fees | $ | 122,778 |
| Market Data Fees | | 47 |
| Other revenue | | 45,796 |
| Affiliate revenue | | 4,861 |
| **Total Revenue** | | 173,482 |
| | | |
| **Expenses:** | | |
| Compensation and benefits | | 18,591 |
| Professional services | | 574 |
| Technology and communication | | 5,506 |
| Rent and occupancy | | 1,046 |
| Selling, general and administrative | | 882 |
| Depreciation and amortization | | 7,825 |
| Service and license fees to affiliates | | 28,804 |
| **Operating Expenses** | • | 63,228 |
| **Operating Income** | | 110,254 |
| | | |
| Other expense, net | | (2,963) |
| **Pre-Tax Net Income** | | 107,291 |
| Income tax expense | | (1,745) |
| **Net Income** | $ | 109,036 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

# ICE Clear U.S. Inc.
## Balance Sheet
## As of December 31, 2018
### (Unaudited)
### (in thousands)

**Current assets:**

| | |
|---|---:|
| Cash and cash equivalents | 23,236 |
| Margin deposits and guaranty funds | 6,718,764 |
| Restricted Cash | 93,100 |
| Accounts receivable, net of allowance | 35,092 |
| Prepaid expenses and other current assets | 3,769 |
| Current assets | 6,873,961 |

**Other non-current assets:**

| | |
|---|---:|
| Restricted cash | 61,000 |
| Deferred tax asset - noncurrent | 1,886 |
| Other non-current assets | 62,886 |
| Total assets | 6,936,847 |

**Current liabilities:**

| | |
|---|---:|
| Accounts payable and accrued liabilities | 12,846 |
| Accrued salaries and benefits | 1,935 |
| Margin deposits and guaranty funds | 6,718,764 |
| Deferred Revenue | 1,241 |
| Due to affiliates, net | 31,063 |
| Current liabilities | 6,765,849 |

**NONCURRENT LIABILITIES:**

| | |
|---|---:|
| Other noncurrent liabilities | 6,203 |
| Noncurrent portion of licensing agreement | - |
| Noncurrent Liabilities | 6,203 |
| Total liabilities | 6,772,052 |

**Equity:**

| | |
|---|---:|
| Contributed capital | 62,542 |
| Retained earnings | 102,255 |
| Total equity | 164,797 |
| Total liabilities and equity | 6,936,849 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# ICE Clear U.S. Inc.
# Statement of Income
# Year Ended December 31, 2018
## (Unaudited)
## (in thousands)

| | | |
|---|---|---:|
| **Revenues:** | | |
| Transaction and clearing fees, net | $ | 300,477 |
| Other revenues | | 21,741 |
| Service and license fees for affiliates | | 689 |
| **Total revenues** | | 322,907 |
| | | |
| **Expenses:** | | |
| Compensation and benefits | | 9,928 |
| Professional services | | 1,381 |
| Technology and communication | | 479 |
| Rent and occupancy | | 838 |
| Selling, general and adminstrative | | 2,450 |
| Service and license fees to affiliates | | 58,690 |
| **Operating expenses** | | 73,766 |
| **Operating income** | | 249,141 |
| Other expenses, net | | 3,318 |
| Interest expense to affiliates | | (500) |
| **Other expense, net** | | 2,818 |
| **Pre-tax net income** | | 251,959 |
| Income tax expense | | 69,623 |
| **Net income** | $ | 182,336 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE Credit Hub, LLC**
**Balance Sheet**
**As Of December 31, 2018**
**(Unaudited)**
**(In thousands)**

| | | |
|---|---|---|
| **CURRENT ASSETS** | | |
| Cash & Equivalents | | (36) |
| Prepaid expenses and Other Current Assets | | 133 |
| | | 97 |
| | | |
| **PROPERTY PLANT AND EQUIPMENT:** | | |
| Property and equipment cost | | 7,870 |
| Accumulated depreciation | | (7,386) |
| **Property and equipment net** | | 484 |
| | | |
| **OTHER NONCURRENT ASSETS** | | |
| Goodwill | | 4,776 |
| Other noncurrent assets | | 19 |
| **Other noncurrent assets** | | 4,795 |
| | | |
| **Total assets** | $ | 5,376 |
| | | |
| **LIABILITIES AND MEMBER EQUITY:** | | |
| | | |
| **CURRENT LIABILITIES:** | | |
| Accounts payable and accrued liabilities | $ | 257 |
| Accrued salaries and benefits | | 778 |
| Due to affiliate | | 20,365 |
| **Current liabilities** | | 21,400 |
| | | |
| **Total liabilities** | | 21,400 |
| | | |
| **EQUITY:** | | |
| Contributed capital | | 8,940 |
| Retained deficit | | (24,964) |
| **Equity** | | (16,024) |
| | | |
| **Total liabilities and equity** | $ | 5,376 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting princip generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been deriv from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but ( not include all of the information required by generally accepted accounting principles for complete financial statements These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements an notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously with the Securities and Exchange Commission.



**ICE Credit Hub, LLC**
**Income Statement**
**As Of December 31, 2018**
**(Unaudited)**
**(In thousands)**

**REVENUES:**

| | | |
|---|---|---|
| Transaction fees, net | $ | - |
| **Operating revenues** | | - |

**OPERATING EXPENSES:**

| | |
|---|---|
| Compensation and benefits | 463 |
| Professional services | 0 |
| M&A Expenses | 500 |
| Rent and other occupancy | 409 |
| Technology | 72 |
| Selling, general & administration | 40 |
| Amortization & depreciation expense | 427 |
| Service & license fees to affiliates | 528 |
| **Operating expenses** | **2,439** |
| | |
| **Other Income net** | **5** |
| | |
| **Pre-tax net loss** | **(2,434)** |
| | |
| **Net loss** | $ **(2,434)** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



## ICE Data Analytics LLC
## Balance Sheet
## As of December 31, 2018
### (Unaudited)
### (in thousands)

**Current assets:**

| | |
|---|---:|
| Accounts receivable, net of allowance | 6,632 |
| Prepaid expenses and other current assets | 442 |
| Income tax receivable | 12 |
| Due from affiliates, net | 347,938 |
| **Current assets** | **355,024** |

**Property and equipment:**

| | |
|---|---:|
| Property and equipment cost | 16,171 |
| Accumulated depreciation | (6,189) |
| **Property and equipment, net** | **9,982** |

**Other non-current assets:**

| | |
|---|---:|
| Other noncurrent assets | 154 |
| **Other non-current assets** | **154** |

| | | |
|---|---|---:|
| **Total assets** | $ | **365,160** |

### LIABILITIES and EQUITY

**Current liabilities:**

| | |
|---|---:|
| Accounts payable and accrued liabilities | 1,090 |
| Accrued salaries and benefits | 2,716 |
| Deferred revenue | 1,217 |
| **Current liabilities** | **5,023** |

**Non-current liabilities:**

| | |
|---|---:|
| Other noncurrent liabilities | 1,792 |
| **Non-current liabilities** | **1,792** |

| | |
|---|---:|
| **Total liabilities** | **6,815** |

**Equity:**

| | |
|---|---:|
| Contributed capital | 1,248 |
| Retained earnings | 357,097 |
| **Total equity** | **358,345** |

| | | |
|---|---|---:|
| **Total liabilities and equity** | $ | **365,160** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# ICE Data Analytics LLC
## Statement of Income
## As of December 31, 2018
### (Unaudited)
### (in thousands)

| | | |
|---|---|---:|
| **Revenues:** | | |
| Data services fees, net | $ | 35,901 |
| **Total revenues** | | 35,901 |
| | | |
| **Expenses:** | | |
| Compensation and benefits | | 10,160 |
| Professional services | | 94 |
| Acquisition-related transaction and integration costs | | 214 |
| Technology and communication | | 2,008 |
| Rent and occupancy | | 1,521 |
| Selling, general and administrative | | 491 |
| Depreciation and amortization | | 3,421 |
| **Operating expenses** | | 17,909 |
| | | |
| **Operating income** | | 17,992 |
| Other income, net | | 1 |
| **Pre-tax net income** | | 17,993 |
| Income tax expense | | 7 |
| **Net income** | $ | 17,986 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# ICE Data Connectivity and Feeds, Inc.
## Balance Sheet
## As of December 31, 2018
### (Unaudited)
### (in thousands)

| | |
|---|---:|
| **Current assets:** | |
| Accounts receivable, net of allowance | 20,367 |
| Income tax receivable | 338 |
| Prepaid expenses and other current assets | 367 |
| **Current assets** | 21,072 |
| | |
| **Property and equipment:** | |
| Property and equipment cost | 13,742 |
| Accumulated depreciation | (7,988) |
| **Property and equipment, net** | 5,754 |
| | |
| **Other non-current assets:** | |
| Other noncurrent assets | 849 |
| Deferred tax assets- non-current | 6,537 |
| **Other non-current assets** | 7,386 |
| | |
| **Total assets** | $ 34,212 |

### LIABILITIES and EQUITY

| | |
|---|---:|
| **Current liabilities:** | |
| Accounts payable and accrued liabilities | 4,888 |
| Accrued salaries and benefits | 4,553 |
| Deferred revenue | 761 |
| Due to affiliates, net | 180,086 |
| **Current liabilities** | 190,288 |
| | |
| **Non-current liabilities:** | |
| Other noncurrent liabilities | 335 |
| Deferred revenue- long-term | 549 |
| **Non-current liabilities** | 884 |
| | |
| **Total liabilities** | 191,172 |
| | |
| **Equity:** | |
| Contributed capital | 2,946 |
| Retained deficit | (159,906) |
| **Total equity** | (156,960) |
| | |
| **Total liabilities and equity** | $ 34,212 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction . with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



## ICE Data Connectivity and Feeds, Inc.
## Statement of Income
## As of December 31, 2018
### (Unaudited)
### (in thousands)

| | | |
|---|---|---:|
| **Revenues:** | | |
| Data services fees, net | $ | 69,660 |
| Affiliate revenue | | 324 |
| **Total revenues** | | 69,984 |
| | | |
| **Expenses:** | | |
| Compensation and benefits | | 28,757 |
| Professional services | | 2,525 |
| Acquisition-related transaction and integration costs | | 493 |
| Technology and communication | | 22,223 |
| Rent and occupancy | | 2,571 |
| Selling, general and administrative | | 805 |
| Depreciation and amortization | | 2,785 |
| Affiliate expense | | 9,695 |
| **Operating expenses** | | 69,854 |
| | | |
| **Operating loss** | | 130 |
| | | |
| Other expense, net | | 68 |
| **Other income, net** | | 68 |
| | | |
| **Pre-tax net loss** | | 198 |
| Income tax benefit | | 3,310 |
| **Net income** | $ | 3,508 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

**ICE Data Derivatives, Inc.**
**Balance Sheet**
**As of December 31, 2018**
**(Unaudited)**
**(In thousands)**

| | |
|---|---:|
| **CURRENT ASSETS:** | |
| Cash and cash equivalents | $ 194 |
| Accounts receivable, net of allowance | 14,474 |
| Prepaid expenses and other current assets | 236 |
| **Current assets** | **14,904** |
| | |
| **PLANT PROPERTY AND EQUIPMENT:** | |
| Property and equipment | 36,041 |
| Accumulated depreciation | (22,511) |
| **Property and equipment, net** | **13,530** |
| | |
| **OTHER NON-CURRENT ASSETS:** | |
| Goodwill | 306,722 |
| Other intangibles, net | 13,668 |
| **Other non-current assets** | **320,390** |
| | |
| **Total assets** | **$ 348,824** |
| | |
| **LIABILITIES and EQUITY:** | |
| | |
| **CURRENT LIABILITIES:** | |
| Accounts payable and accrued liabilities | $ 827 |
| Accrued salaries and benefits | 338 |
| Due to affiliate | 27,548 |
| Deferred revenue, current | 24,313 |
| Income tax payable | 209 |
| **Current liabilities** | **53,235** |
| | |
| **NON-CURRENT LIABILITIES:** | |
| Deferred tax liability- non-current | 7,518 |
| Other non-current liabilities | 2,922 |
| **Non-current liabilities** | **10,440** |
| | |
| **Total liabilities** | **63,675** |
| | |
| **EQUITY:** | |
| Additional paid-in-capital | 6,962 |
| Retained earnings | 278,187 |
| **Total equity** | **285,149** |
| | |
| **Total Liabilities and equity** | **$ 348,824** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

**ICE Data Derivatives, Inc.**
**Statement of Income**
**Year Ended December 31, 2018**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---:|
| Data services fees, net | $ | 54,857 |
| Affiliate revenue | | 13 |
| **Total revenue** | | **54,870** |
| | | |
| Compensation and benefits | | 2,080 |
| Professional services | | 72 |
| Technology and communication | | 8,303 |
| Rent and occupancy | | 215 |
| Selling, general and administrative | | 756 |
| Depreciation and amortization | | 19,625 |
| Affiliate expense | | 41,131 |
| **Operating expenses** | | **72,182** |
| **Operating loss** | | **(17,312)** |
| | | |
| Interest income | | 7 |
| Other income, net | | 21 |
| **Other expense, net** | | **28** |
| | | |
| **Pre-tax net loss** | | **(17,284)** |
| **Income tax benefit** | | 2,560 |


**ice** TRADE THE WORLD™

**ICE Data Indices, LLC**
**BALANCE SHEET**
**As of December 31, 2018**
**(Unaudited)**
**(in thousands)**

**CURRENT ASSETS:**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 819 |
| Accounts receivable, net of allowance | | 22,870 |
| Prepaid expenses and other current assets | | 347 |
| **Current assets** | | 24,036 |

**PLANT PROPERTY AND EQUIPMENT:**

| | |
|---|---|
| Property and equipment | 2,932 |
| Accumulated depreciation | (291) |
| **Property and equipment, net** | 2,641 |

**NON-CURRENT ASSETS:**

| | |
|---|---|
| Goodwill | 90,895 |
| Other intangibles, net | 41,967 |
| **Other non-current assets** | 132,862 |
| **Assets** | 159,539 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | |
|---|---|
| Accounts payable and accrued liabilities | 3,039 |
| Accrued salaries and benefits | 1,798 |
| Due to affilities | 132,429 |
| Deferred revenue | (283) |
| **Current liabilities** | 136,983 |

**NON-CURRENT ASSETS:**

| | |
|---|---|
| Other non-current liabilities | 58 |
| **Liabilities** | 137,041 |

**SHAREHOLDERS EQUITY:**

| | | |
|---|---|---|
| Additional paid in capital | | 1,053 |
| Retained earnings | | 21,445 |
| **Equity** | | 22,498 |
| **Total liabilities and equity** | $ | 159,539 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE Data Indices, LLC**
**STATEMENT OF INCOME**
**Year Ended December 31, 2018**
**(Unaudited)**
**(In thousands)**

| | | |
|---|---|---:|
| Data services fees, net | $ | 52,558 |
| Affiliate revenues | | 373 |
| **Total revenue** | | **52,931** |
| Compensation and benefits | | 8,301 |
| Professional services | | 589 |
| Technology and communication | | 10,432 |
| Selling, general and administrative | | 633 |
| Depreciation and amortization | | 7,852 |
| Affiliate expenses | | 4,978 |
| **Operating expenses** | | **32,785** |
| **Operating income** | | **20,146** |
| Affiliate interest expense | | 2,935 |
| Other expense | | 60 |
| **Other expense, net** | | **2,995** |
| **Pre-tax net income** | | **17,151** |
| **Net income** | | **17,151** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE Data Investment Group, LLC**
**Balance Sheet**
**As Of December 31, 2018**
**(Unaudited)**

**ASSETS:**

| | |
|---|---|
| Other assets | 1 |
| Total assets | $ 1 |

**LIABILITIES AND EQUITY:**

**EQUITY:**

| | |
|---|---|
| Member capital | 1 |
| Equity | 1 |
| **Total equity** | $ 1 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.


ICE TRADE THE WORLD

**ICE Data LP Controller: ICE Data Mgmt Grp LLC**
**Balance Sheet**
**As Of December 31, 2018**
**(Unaudited)**
**(In thousands)**

**CURRENT ASSETS:**

| | | |
|---|---|---|
| Cash ands Cash Equivalents | | (19) |
| Accounts receivable, net of allowance | $ | 6,767 |
| Prepaids and other current assets | | - |
| Current Income tax receivable | | - |
| Due from affiliates | | 105,297 |
| **Current Assets** | | **112,045** |

**PROPERTY PLANT AND EQUIPMENT:**

| | | |
|---|---|---|
| Property and equipment cost | | 21 |
| Accumulated depreciation | | (21) |
| **Property and equipment net** | | **0** |

**OTHER NONCURRENT ASSETS**

| | | |
|---|---|---|
| Deferred tax asset - noncurrent | | 0 |
| **Other noncurrent assets** | | **0** |
| **Total assets** | $ | **112,045** |

**LIABILITIES AND EQUITY:**

**CURRENT LIABILITIES:**

| | | |
|---|---|---|
| Accounts payable and accrued liabilities | $ | 146 |
| Accrued salaries and benefits | | 1,179 |
| Income taxes payable | | 31 |
| Deferred revenue | | 1,694 |
| **Current liabilities** | | **3,050** |
| **Non Current Liabilities** | | **(460)** |
| **Total liabilities** | | **2,590** |

**EQUITY:**

| | | |
|---|---|---|
| Contributed capital | | 6,218 |
| Retained earnings | | 103,237 |
| **Equity** | | **109,455** |
| **Total liabilities and equity** | $ | **112,045** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of non recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statemi should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.



**ICE Data LP Controller: ICE Data Mgmt Grp LLC**
**Income Statement**
**Year Ended December 31, 2018**
**(Unaudited)**
**(In thousands)**

**REVENUES:**

| | | |
|---|---|---|
| Market data revenue | $ | 27,465 |
| Revenue from affiliate, net | | 1,360 |
| **Operating revenues** | | **28,825** |

**OPERATING EXPENSES:**

| | |
|---|---|
| Compensation and benefits | 4,108 |
| Professional Services | 22 |
| Rent and other occupancy | 167 |
| Technology and communication | 127 |
| Selling, general & administration | 278 |
| Intercompany Expense | 4,186 |
| **Operating expenses** | **8,888** |

| | | |
|---|---|---|
| **Pre-tax net income** | | 19,937 |
| Income tax expense | | 5,316 |
| **Net income** | $ | **14,621** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE Data Management Group, LLC**
**Balance Sheet**
**As Of December 31, 2018**
**(Unaudited)**

**ASSETS:**

| | | |
|---|---|---:|
| Other assets | | 1 |
| **Total assets** | $ | 1 |

**LIABILITIES AND MEMBER EQUITY:**

**EQUITY:**

| | | |
|---|---|---:|
| Member capital | | 1 |
| Equity | | 1 |
| **Total Equity** | $ | 1 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.



# ICE Data Pricing & Reference Data, LLC
## Balance Sheet
## As of December 31, 2018
### (Unaudited)
### (in thousands)

**Current assets:**

| | |
|---|---:|
| Cash and cash equivalents | 1,082 |
| Accounts receivable, net of allowance | 153,267 |
| Prepaid expenses and other current assets | 3,168 |
| Due from affiliates, net | 2,581,450 |
| **Current assets** | 2,738,967 |

**Property and equipment:**

| | |
|---|---:|
| Property and equipment cost | 50,652 |
| Accumulated depreciation | (28,240) |
| **Property and equipment, net** | 22,412 |

| | | |
|---|---|---:|
| **Total assets** | $ | 2,761,379 |

## LIABILITIES and EQUITY

**Current liabilities:**

| | |
|---|---:|
| Accounts payable and accrued liabilities | 21,432 |
| Accrued salaries and benefits | 10,367 |
| Deferred revenue | 1,932 |
| **Current liabilities** | 33,731 |

**Non-current liabilities:**

| | |
|---|---:|
| Other noncurrent liabilities · | 11,471 |
| **Non-current liabilities** | 11,471 |

| | |
|---|---:|
| **Total liabilities** | 45,202 |

**Equity:**

| | |
|---|---:|
| Contributed capital | 7,417 |
| Retained earnings | 2,708,760 |
| **Total equity** | 2,716,177 |

| | | |
|---|---|---:|
| **Total liabilities and equity** | $ | 2,761,379 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# ICE Data Pricing & Reference Data, LLC
## Statement of Income
## As of December 31, 2018
### (Unaudited)
### (in thousands)

**Revenues:**

| | |
|---|---:|
| Data services fees, net | 659,652 |
| Affiliate revenue | 10,685 |
| **Total revenues** | **670,337** |

**Expenses:**

| | |
|---|---:|
| Compensation and benefits | 59,356 |
| Professional services | 13,604 |
| Acquisition-related transaction and integration costs | 11,491 |
| Technology and communication | 59,718 |
| Rent and occupancy | 5,264 |
| Selling, general and administrative | 4,116 |
| Depreciation and amortization | 10,612 |
| Affiliate expense | 23,112 |
| **Operating expenses** | **187,273** |
| **Operating income** | **483,064** |
| Other expense, net | 557 |
| **Pre-tax net income** | **482,507** |
| Income tax expense | 68 |
| **Net income** | **$ 482,439** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE Data Services Wireless LLC**
**BALANCE SHEET**
As of December 31, 2018
(Unaudited)
(In thousands)

**CURRENT ASSETS:**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 3,478 |
| Accounts receivable, net of allowance | | 1,224 |
| Due from affiliates | | 347 |
| Prepaid expenses and other current assets | | 274 |
| Current assets | | 5,323 |

**PLANT PROPERTY AND EQUIPMENT:**

| | |
|---|---|
| Property and equipment | 4,827 |
| Accumulated depreciation | (2,003) |
| Property and equipment, net | 2,824 |

**NON-CURRENT ASSETS:**

| | |
|---|---|
| Goodwill | 211 |
| Other intangibles, net | 2,729 |
| Other non-current assets | 573 |
| Other non-current assets | 3,513 |
| Assets | 11,660 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | | |
|---|---|---|
| Accounts payable and accrued liabilities | $ | 2,053 |
| Other current liabilities | | 35 |
| Deferred revenue | | 0 |
| Current liabilities | | 2,088 |
| Liabilities | | 2,088 |

**SHAREHOLDERS EQUITY:**

| | |
|---|---|
| Retained earnings | 9,572 |
| Equity | 9,572 |
| Total liabilities and equity | $ 11,660 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ICE TRADE THE WORLD

**ICE Data Services Wireless LLC**
**STATEMENT OF INCOME**
**Year Ended December 31, 2018**
**(Unaudited)**
**(In thousands)**

| | | |
|---|---|---:|
| Data services fees, net | $ | 7,341 |
| **Total revenue** | | 7,341 |
| Professional services | | 385 |
| Technology and communication | | 3,902 |
| Rent and occupancy | | 2 |
| Selling, general and administrative | | 206 |
| Depreciation and amortization | | 1,787 |
| **Operating expenses** | | 6,282 |
| **Operating income** | | 1,059 |
| Other expense, net | | (25) |
| **Other expense, net** | | (25) |
| **Pre-tax net income** | | 1,084 |
| **Net income** | | 1,084 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain Information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ICE TRADE THE WORLD™

## ICE Data Services, Inc.
## Balance Sheet
## As of December 31, 2018
### (Unaudited)
### (in thousands)

**Current assets:**

| | |
|---|---:|
| Accounts receivable, net of allowance | 1,017 |
| Prepaid expenses and other current assets | 7,448 |
| Current assets | 8,465 |

**Property and equipment:**

| | |
|---|---:|
| Property and equipment cost | 191,990 |
| Accumulated depreciation | (50,685) |
| Property and equipment, net | 141,305 |

**Other non-current assets:**

| | |
|---|---:|
| Deferred tax assets- non-current | 1,038 |
| Other noncurrent assets | 147 |
| Other non-current assets | 1,185 |

| | | |
|---|---|---:|
| Total assets | $ | 150,955 |

## LIABILITIES and EQUITY

**Current liabilities:**

| | |
|---|---:|
| Accounts payable and accrued liabilities | 22,481 |
| Accrued salaries and benefits | 13,970 |
| Other current liabilities | |
| Current income tax payable | 989 |
| Due to affiliates, net | 2,034,657 |
| Current liabilities | 2,072,097 |

**Non-current liabilities:**

| | |
|---|---:|
| Other noncurrent liabilities | 21,966 |
| Non-current liabilities | 21,966 |

| | |
|---|---:|
| Total liabilities | 2,094,063 |

**Equity:**

| | |
|---|---:|
| Contributed capital | (674,419) |
| Retained deficit | (1,268,689) |
| Total equity | (1,943,108) |

| | | |
|---|---|---:|
| Total liabilities and equity | $ | 150,955 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# ICE Data Services, Inc.
## Statement of Income
## As of December 31, 2018
### (Unaudited)
### (in thousands)

| | | |
|---|---|---:|
| **Revenues:** | | |
| Data services fees, net | $ | 1,117 |
| Affiliate revenue | | 84 |
| **Total revenues** | | 1,201 |
| | | |
| **Expenses:** | | |
| Compensation and benefits | | 65,380 |
| Professional services | | 3,553 |
| Acquisition-related transaction and integration costs | | 1,100 |
| Technology and communication | | 18,874 |
| Rent and occupancy | | 4,352 |
| Selling, general and administrative | | 7,197 |
| Depreciation and amortization | | 27,818 |
| Affiliate expense | | 1,006 |
| **Operating expenses** | | 129,280 |
| | | |
| **Operating loss** | | (128,079) |
| Affiliate interest income | | 20,349 |
| Other income, net | | 436 |
| **Pre-tax net loss** | | (107,294) |
| Income tax expense | | 132,234 |
| **Net loss** | $ | (239,528) |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE eConfirm LLC**
**BALANCE SHEET**
As of December 31, 2018
(Unaudited)
(in thousands)

| | | |
|---|---|---:|
| **CURRENT ASSETS:** | | |
| | Cash and cash equivalents | ⟩ 2,032 |
| | Accounts receivable, net of allowance | 1,259 |
| | Due from affiliates | 5,506 |
| | **Current assets** | 8,797 |
| | | |
| | **Assets** | 8,797 |
| | | |
| **LIABILITIES and EQUITY:** | | |
| | | |
| **CURRENT LIABILITIES:** | | |
| | Accounts payable and accrued liabilities | - |
| | **Current liabilities** | 0 |
| | | |
| **NON-CURRENT LIABILITIES:** | | |
| | Other non-current liabilities | 362 |
| | **Non-current liabilities** | 362 |
| | | |
| | **Liabilities** | 362 |
| | | |
| **SHAREHOLDERS EQUITY:** | | |
| | Retained earnings | 8,435 |
| | **Equity** | 8,435 |
| | **Total liabilities and equity** | $ 8,797 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE eConfirm LLC**
**STATEMENT OF INCOME**
Year Ended December 31, 2018
(Unaudited)
(In thousands)

| | | |
|---|---|---:|
| Transaction and clearing fees, net | $ | 6,982 |
| Total revenue | | 6,982 |
| Selling, general and administrative | | 26.00 |
| Affiliate expense | | 1,367 |
| Operating expenses | | 1,393 |
| Operating Income | | 5,589 |
| Pre-tax net income | | 5,589 |
| Net income | | 5,589 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE ETF Hub, LLC**
**Balance Sheet**
**As Of December 31, 2018**
**(Unaudited)**

**ASSETS:**

| | | |
|---|---|---|
| Other assets | | 1 |
| **Total assets** | $ | 1 |

**LIABILITIES AND EQUITY:**

**EQUITY:**

| | | |
|---|---|---|
| Member capital | | 1 |
| Equity | | 1 |
| **Total equity** | $ | 1 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incor taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE Execution Services LLC**
**Balance Sheet**
**As Of December 31, 2018**
**(Unaudited)**
**(In thousands)**

| | | |
|---|---|---:|
| **CURRENT ASSETS:** | | |
| Cash and cash equivalents | $ | - |
| Due to Affiliates | | 1,304 |
| **Current assets** | | 1,304 |
| | | |
| **PROPERTY PLANT AND EQUIPMENT** | | |
| Property and equipment cost | | - |
| Accumulated depreciation | | - |
| **Property and equipment, net** | | - |
| | | |
| **Total Assets** | $ | 1,304 |
| | | |
| **LIABILITIES AND MEMBER EQUITY:** | | |
| | | |
| **Total liabilities** | | - |
| | | |
| **EQUITY:** | | |
| Contributed Capital | | 759 |
| Retained earnings | | 545 |
| **Equity** | | 1,304 |
| | | |
| **Total liabilities and equity** | $ | 1,304 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of norn recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the auditei financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year er December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchang Commission.



**ICE Execution Services LLC**
**Income Statement**
**Year Ended December 31, 2018**
**(Unaudited)**
**(In thousands)**

| | |
|---|---:|
| **Total revenue** | 0 |
| | |
| **OPERATING EXPENSES:** | |
| Selling, general & administration | $ - |
| **Operating expenses** | 0 |
| | |
| **Net loss** | $ - |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ICE TRADE THE WORLD™

# ICE Futures U.S. Inc.
## Balance Sheet
## As of December 31, 2018
## (Unaudited)
## (in thousands)

**Current assets:**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 11,757 |
| Restricted cash | | 27,600 |
| Income tax receivable | | 132 |
| Accounts receivable | | (5,216) |
| Prepaid expenses and other current assets | | 1,400 |
| Due from affiliates, net | | 34,018 |
| **Current assets** | | 69,691 |

**Property and equipment:**

| | |
|---|---:|
| Property and equipment cost | 1,619 |
| Accumulated depreciation | (1,488) |
| **Property and equipment, net** | 131 |

**Other non-current assets:**

| | |
|---|---:|
| Goodwill | 912,536 |
| Other intangibles assets, net | 293,550 |
| Other noncurrent assets | 3,973 |
| **Other non-current assets** | 1,210,059 |

| | | |
|---|---|---:|
| **Total assets** | $ | 1,279,881 |

## LIABILITIES and EQUITY

**Current liabilities:**

| | | |
|---|---|---:|
| Accounts payable and accrued liabilities | $ | 12,179 |
| Accrued salaries and benefits | | 2,666 |
| Deferred revenue | | 77 |
| Margin Deposits and Guaranty funds | | 1,321 |
| **Current liabilities** | | 16,243 |

**Non-current liabilities:**

| | |
|---|---:|
| Deferred tax liabilities - noncurrent | 75,124 |
| Other noncurrent liabilities | 4,283 |
| **Non-current liabilities** | 79,407 |

| | |
|---|---:|
| **Total liabilities** | 95,650 |

**Equity:**

| | |
|---|---:|
| Contributed capital | 75,867 |
| Retained earnings | 1,108,364 |
| **Total equity** | 1,184,231 |

| | | |
|---|---|---:|
| **Total liabilities and equity** | $ | 1,279,881 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



## ICE Futures U.S. Inc.
## Statement of Income
## Year Ended December 31, 2018
## (Unaudited)
## (in thousands)

| | | |
|---|---|---:|
| **Revenues:** | | |
| Transaction and clearing fees, net | $ | 33,522 |
| Market Data Fees | | - |
| Revenues from affiliates | | 112,820 |
| Other revenues | | 1,125 |
| **Total revenues** | | 147,467 |
| | | |
| **Expenses:** | | |
| Compensation and benefits | | 13,164 |
| Professional services | | 127 |
| Technology and communication | | 68 |
| Rent and occupancy | | 790 |
| Selling, general and adminstrative | | 743 |
| Depreciation and amortization | | 2,150 |
| Service and license fees to affiliates | | 41,972 |
| **Operating expenses** | | 59,014 |
| **Operating income** | | 88,453 |
| | | |
| Other expenses, net | | 997 |
| **Other expense, net** | | 997 |
| **Pre-tax net income** | | 89,450 |
| Income tax expense | | 23,429 |
| **Net income** | $ | 66,021 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE Markets, Inc.**
**Balance Sheet**
**As Of December 31, 2018**
**(Unaudited)**
**(in thousands)**

**CURRENT ASSETS:**

| | |
|---|---:|
| Due from affiliates | 24,624 |
| **Current assets** | 24,624 |
| | |
| **Total assets** | $ 24,624 |

**LIABILITIES AND MEMBER EQUITY:**

**CURRENT LIABILITIES:**

| | |
|---|---:|
| Accounts payable and accrued liabilities | $ 10 |
| Accrued salaries and benefits | 1,257 |
| Income taxes payable | (3) |
| **Current liabilities** | 1,264 |

**NON-CURRENT LIABILITIES:**

| | |
|---|---:|
| Deferred tax liabilities - noncurrent | (597) |
| **Non-current liabilities** | (597) |
| | |
| **Total liabilities** | 667 |

**EQUITY:**

| | |
|---|---:|
| Contributed Capital | 14,626 |
| Retained earnings | 9,331 |
| **Equity** | 23,957 |
| | |
| **Total liabilities and equity** | $ 24,624 $ |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE Markets, Inc.**
**Income Statement**
**Year Ended December 31, 2018**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---:|
| **REVENUES:** | | |
| Affiliate revenue | $ | 11,402 |
| **Operating Revenues** | | **11,402** |
| | | |
| **OPERATING EXPENSES:** | | |
| Compensation and benefits | | 5,599 |
| Professional services | | 370 |
| Rent and occupancy | | 219 |
| Technology and communication | | 4 |
| Selling, general & administrative | | 316 |
| Depreciation & amortization expense | | 0 |
| Intercompany expense | | 3,462 |
| **Operating expenses** | | **9,970** |
| | | |
| **OTHER EXPENSE:** | | |
| **Other expense** | | |
| | | |
| **Pre-tax net income** | | **1,432** |
| | | |
| Income tax expense | | 302 |
| | | |
| **Net income** | $ | **1,130** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE Mortgage Services LLC**
**BALANCE SHEET**
As of December 31, 2018
(Unaudited)
(in thousands)

**CURRENT ASSETS:**

| | |
|---|---:|
| Cash and cash equivalents | $ - |
| **Current assets** | - |

**OTHER NON-CURRENT ASSETS:**

| | |
|---|---:|
| Goodwill | 168,786 |
| Other intangibles | 107,882 |
| Investment in subsidiary | 203,512 |
| **Other non-current assets** | 480,180 |
| **Assets** | 480,180 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | |
|---|---:|
| Accounts payable and accrued liabilities | - |
| Intercompany | 15,276 |
| **Current liabilities** | 15,276 |

**NON-CURRENT LIABILITIES:**

| | |
|---|---:|
| Deferred tax liability - non current | 30,865 |
| Other non-current liabilities | 81,245 |
| **Non-current liabilities** | 112,110 |
| **Liabilities** | 127,386 |

**SHAREHOLDERS EQUITY:**

| | |
|---|---:|
| Retained earnings | 352,794 |
| **Equity** | 352,794 |
| **Total liabilities and equity** | $ 480,180 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE Mortgage Services LLC**
**STATEMENT OF INCOME**
**Year Ended December 31, 2018**
**(Unaudited)**
**(In thousands)**

| | | |
|---|---|---:|
| Intercompany revenue | $ | - |
| **Total revenue** | | 0 |
| Depreciation and amortization | | 2,968 |
| **Operating expenses** | | 2,968 |
| **Operating loss** | | (2,968) |
| Interest expense | | (358) |
| Other income, net | | (144) |
| **Other loss, net** | | (502) |
| **Pre-tax net loss** | | (3,470) |
| **Income tax benefit** | | (925) |
| **Net loss** | | (2,545) |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE NGX US, Inc.**
**BALANCE SHEET**
As of December 31, 2018
(Unaudited)
(in thousands)

**CURRENT ASSETS:**

| | | |
|---|---|---|
| Prepaid expenses and other current assets | $ | 3 |
| Due from affiliate | | 673 |
| Income tax receivable | | 102 |
| **Current assets** | | 778 |

**PLANT PROPERTY AND EQUIPMENT:**

| | | |
|---|---|---|
| Property and equipment | | 25 |
| Accumulated depreciation | | (1) |
| **Property and equipment, net** | | 24 |

**NON-CURRENT ASSETS:**

| | | |
|---|---|---|
| Deferred tax liabilities- non-current | | 7 |
| **Other non-current assets** | | 7 |
| **Assets** | | 809 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | | |
|---|---|---|
| Accounts payable and accrued liabilities | | 13 |
| Accrued salaries and benefits | | 115 |
| Income tax payable | | 0 |
| SEC fees payable | | |
| **Current liabilities** | | 128 |
| **Liabilities** | | 128 |

**SHAREHOLDERS EQUITY:**

| | | |
|---|---|---|
| Retained earnings | | 632 |
| Accumulated other comprehensive income | | 49 |
| **Equity** | | 681 |
| **Total liabilities and equity** | $ | 809 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

 **ICe** TRADE THE WORLD™

**ICE NGX US, Inc.**
**STATEMENT OF INCOME**
Year Ended December 31, 2018
(Unaudited)
(in thousands)

| | | |
|---|---|---:|
| Other revenues | $ | 2,017 |
| **Total revenue** | | 2,017 |
| Compensation and benefits | | 1,747 |
| Professional Services | | 15 |
| Technology and communication | | 37 |
| Rent and other occupancy | | 80 |
| Selling, general and administrative | | 17 |
| Depreciation and amortization | | 1 |
| Affiliate expense | | 3 |
| **Operating expenses** | | 1,900 |
| **Operating income** | | 117 |
| **Other income (expense)** | | (63) |
| **Pre-tax net income** | | 54 |
| **Income tax expense** | | 35 |
| **Net income** | | 19 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# ICE PROCESSING LLC
# BALANCE SHEET
## As of December 31, 2018
### (unaudited)
### (In thousands)

**OTHER NON-CURRENT ASSETS:**

| | | | |
|---|---|---|---|
| Investment in affiliates | | $ | 8,536 |
| | Other non-current assets | | 8,536 |
| | Assets | $ | 8,536 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | | | |
|---|---|---|---|
| Due to affiliates, net | | $ | 8,583 |
| | Current liabilities | | 8,583 |

**EQUITY:**

| | | | |
|---|---|---|---|
| Retained deficit | | | (46) |
| | Equity | | (46) |
| | Total Liabilities and Equity | $ | 8,536 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# ICE PROCESSING LLC
## STATEMENT OF INCOME
### Year Ended December 31, 2018
### (Unaudited)
### (In thousands)

| | |
|---|---:|
| Total revenue | - |
| Operating expenses | - |
| Operating income | |
| Other income | - |
| Pre-tax net income | - |
| Income tax expense | - |
| Net income | $ - |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE Securities Execution & Clearing, LLC**
**Balance Sheet**
**As Of December 31, 2018**
**(Unaudited)**

**ASSETS:**

| | |
|---|---:|
| Other assets | 1 |
| Total assets | $ 1 |

**LIABILITIES AND EQUITY:**

**EQUITY:**

| | |
|---|---:|
| Member capital | 1 |
| Equity | 1 |
| **Total equity** | $ 1 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incor taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE Swap Trade LLC**
**Balance Sheet**
**As Of December 31, 2018**
**(Unaudited)**
**(in thousands)**

**CURRENT ASSETS:**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 822 |
| Restricted cash | | 675 |
| Prepaid Expenses and Other Current Assets | | 29 |
| Due from affiliate | | 13,226 |
| **Current assets** | | 14,752 |
| | | |
| **Total assets** | $ | 14,752 |

**LIABILITIES AND MEMBER EQUITY:**

**CURRENT LIABILITIES:**

| | | |
|---|---|---|
| Accounts payable and accrued liabilities | $ | 2 |
| **Current liabilities** | | 2 |
| | | |
| **EQUITY:** | | |
| Contributed capital | | 9,200 |
| Retained earnings | | 5,550 |
| **Equity** | | 14,750 |
| | | |
| **Total liabilities and equity** | $ | 14,752 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of noi recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incor taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE Swap Trade LLC**
**Income Statement**
**Year Ended December 31, 2018**
**(Unaudited)**
**(in thousands)**

**REVENUES:**

| | | |
|---|---|---|
| Transaction fees | $ | 2,589 |
| Operating revenues | | 2,589 |

**OPERATING EXPENSES:**

| | |
|---|---|
| Compensation and benefits | 20 |
| Professional services | 2 |
| Technology Expenses | 87 |
| Rent and occupancy | 15 |
| Selling, general & administrative | 15 |
| Service and license fees to affiliate | 799 |
| Operating expenses | 938 |
| | |
| Operating income | 1,651 |
| | |
| Other expense | 0 |
| | |
| Net income | $ 1,651 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE Trade Vault, LLC**
**Balance Sheet**
**As Of December 31, 2018**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---|
| **Current assets:** | | |
| Cash and cash equivalents | $ | 4,284 |
| Restricted cash | | 1,670 |
| Accounts receivable, net of allowance | | 490 |
| **Current assets** | | 6,444 |
| | | |
| **Property and equipment:** | | |
| Property and equipment cost | | 1,669 |
| Accumulated depreciation | | (1,222) |
| **Property and equipment, net** | | 447 |
| | | |
| **Total assets** | $ | 6,891 |
| | | |
| **Liabilities and Equity** | | |
| | | |
| **Current liabilities:** | | |
| Accounts payable and accrued liabilities | $ | 40 |
| Accrued salaries and benefits | | 297 |
| Due to affiliate | | 725 |
| **Current liabilities** | | 1,062 |
| | | |
| **Non-current liabilities:** | | |
| Other Non Current Liabilities | | - |
| **Non-current liabilities** | | 0 |
| | | |
| **Total liabilities** | | 1,062 |
| | | |
| **EQUITY:** | | |
| Contributed capital | | 2,756 |
| Retained earnings | | 3,073 |
| **Total equity** | | 5,829 |
| | | |
| **Total liabilities and equity** | $ | 6,891 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE Trade Vault, LLC**
**Income Statement**
**Year Ended December 31, 2018**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---:|
| **Revenues:** | | |
| Transaction fees, net | $ | 5,721 |
| Revenues from affiliates | | 18,291 |
| **Total revenues** | | 24,012 |
| | | |
| **Operating expenses:** | | |
| Compensation and benefits | | 1,411 |
| Professional services | | (2) |
| Rent and other occupancy | | 75 |
| Technology | | 2 |
| Selling, general & administration | | 93 |
| Amortization and depreciation expense | | 371 |
| Service and license fees to affiliate | | 1,589 |
| **Total operating expenses** | | 3,539 |
| **Operating Income** | | 20,473 |
| | | |
| **Other income:** | | |
| Other income, net | | (1) |
| Interest income from affiliates | | 0 |
| **Other Income** | | (1) |
| | | |
| **Net Income** | $ | 20,472 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE UK GP, LLC**
**Balance Sheet**
**As Of December 31, 2018**
**(Unaudited)**

**ASSETS:**

| | |
|---|---:|
| Other assets | 1 |
| **Total assets** | $ 1 |

**LIABILITIES AND MEMBER EQUITY:**

**EQUITY:**

| | |
|---|---:|
| Member capital | 1 |
| Equity | 1 |
| **Total Equity** | $ 1 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


**Ice** TRADE THE WORLD<sup>u</sup>

**ICE UK LP, LLC**
**Balance Sheet**
**As Of December 31, 2018**
**(Unaudited)**

**ASSETS:**

| | | |
|---|---|---|
| Other assets | | 1 |
| Total assets | $ | 1 |

**LIABILITIES AND MEMBER EQUITY:**

**EQUITY:**

| | | |
|---|---|---|
| Member capital | | 1 |
| Equity | | 1 |

| | | |
|---|---|---|
| **Total Equity** | $ | 1 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE U.S. Holding Company GP, LLC**
**Balance Sheet**
**As Of December 31, 2018**
**(Unaudited)**
**(in thousands)**

## Non-current assets:

| | | |
|---|---|---|
| Investment in affiliate | $ | 15 |
| Non-current assets | | 15 |
| Total assets | | 15 |

## Liabilities and Equity

## Equity:

| | | |
|---|---|---|
| Retained earnings | | 15 |
| Total equity | | 15 |
| Total liabilities and equity | $ | 15 |



**ICE U.S. Holding Company LP LLC**
**Balance Sheet**
**As Of December 31, 2018**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---:|
| **Current assets:** | | |
| Cash and Cash Equivalents | $ | 8,496 |
| **Current assets** | | 8,496 |
| | | |
| **Investment in subsidiary** | | 140,704 |
| | | |
| **Total assets** | $ | 149,200 |
| | | |
| **Liabilities and Equity** | | |
| | | |
| **Current liabilities:** | | |
| Accounts Payable and Accrued Liabilities | | 16 |
| Income taxes payable | | 5,691 |
| Due to affiliate | | 0 |
| **Total liabilities** | $ | 5,707 |
| | | |
| **Equity:** | | |
| Contributed capital | | 46,258 |
| Retained earnings | | 97,235 |
| **Total equity** | | 143,493 |
| | | |
| **Total liabilities and equity** | $ | 149,200 |

 **ice** TRADE THE WORLD™

**ICE U.S. Holding Company LP LLC**
**Income Statement**
**Year Ended December 31, 2018**
**(Unaudited)**
**(in thousands)**

| | |
|---|---:|
| **Total revenues** | - |
| | |
| **Operating expenses:** | |
| Selling, general & administration | 13 |
| **Total operating expenses** | 13 |
| **Operating loss** | (13) |
| | |
| **Other Income** | 0 |
| **Provision for taxes** | 0 |
| | |
| **Net Loss** | $ (13) |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ICE TRADE THE WORLD*

**ICE US OTC Commodity Markets, LLC**
**Balance Sheet**
**As Of December 31, 2018**
**(Unaudited)**
**(In thousands)**

| | | |
|---|---|---:|
| **CURRENT ASSETS:** | | |
| Cash and cash equivalents | $ | 10,738 |
| Accounts receivable, net of allowance | | 17,912 |
| Current income tax receivable | | (10) |
| Due from affiliate | | 17,029 |
| **Current assets** | | 45,669 |
| **Total assets** | $ | 45,669 |

**LIABILITIES AND MEMBER EQUITY:**

| | | |
|---|---|---:|
| **CURRENT LIABILITIES:** | | |
| Accounts payable and accrued liabilities | $ | 11,514 |
| **Current liabilities** | | 11,514 |
| **Total liabilities** | | 11,514 |
| **EQUITY:** | | |
| Additional paid-in capital | | 193 |
| Retained earnings | | 33,962 |
| **Equity** | | 34,155 |
| **Total liabilities and equity** | $ | 45,669 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of norm adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain info normally included in financial statements prepared in accordance with accounting principles generally accepted in the United America have been condensed or omitted. These financial statements do not include income taxes accounting and equity me accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontine Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally ac accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are con Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE US OTC Commodity Markets, LLC**
**Income Statement**
**As Of December 31, 2018**
**(Unaudited)**
**(In thousands)**

| | | |
|---|---|---:|
| **REVENUES:** | | |
| Transaction fees, net | $ | 761 |
| Market data fees | | 69,826 |
| Other revenue | | 20,008 |
| Intercompany revenue | | 4,809 |
| **Operating revenues** | | **95,404** |
| | | |
| **OPERATING EXPENSES:** | | |
| Selling, general & administration | | 591 |
| Service & license fees to affiliates | | 62,303 |
| **Operating expenses** | | **62,894** |
| **Operating income** | | **32,510** |
| | | |
| **OTHER INCOME:** | | |
| **Other income** | | **(92)** |
| | | |
| **Net income** | $ | **32,418** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE TRADE THE WORLD

**Igloo Intermediate Corporation**
**Balance Sheet**
**As of December 31, 2018**
(Unaudited)
(in thousands)

| | | |
|---|---|---:|
| **Current assets:** | | |
| Cash and cash equivalents | $ | 1 |
| Due from affiliates, net | | 8,654 |
| **Current assets** | | **8,655** |
| | | |
| **Other non-current assets:** | | |
| Deferred tax assets - noncurrent | | 166 |
| Other non-current assets | | 166 |
| | | |
| **Total assets** | $ | **8,821** |

### LIABILITIES and EQUITY

| | | |
|---|---|---:|
| **Current liabilities:** | | |
| Accounts payable and accrued liabilities | | - |
| **Current liabilities** | | - |
| | | |
| **Total liabilities** | | - |
| | | |
| **Equity:** | | |
| Retained earnings | | 8,821 |
| **Total equity** | | 8,821 |
| | | |
| **Total liabilities and equity** | $ | **8,821** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# Igloo Intermediate Corporation
## Statement of Income
## As of December 31, 2018
### (Unaudited)
### (in thousands)

| | |
|---|---:|
| **Total revenues** | - |
| | |
| Selling, general and administrative | - |
| **Operating expenses** | - |
| | |
| **Operating loss** | - |
| | |
| **Pre-tax net loss** | - |
| Income tax benefit | 45 |
| **Net income** | 45 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

 ice TRADE THE WORLD™

# Interactive Data Holdings Corporation
## Balance Sheet
## As of December 31, 2018
(Unaudited)
(in thousands)

**Non-current assets:**

| | |
|---|---:|
| Goodwill | 3,231,837 |
| Other intangibles, net | 2,037,258 |
| Investment in subsidiary | 10,096 |
| Due from affiliates | 16,963 |
| **Non-current assets** | 5,296,154 |
| | |
| **Total assets** | $ 5,296,154 |

### LIABILITIES and EQUITY

**Current liabilities:**

| | |
|---|---:|
| Income tax payable | (2,132) |
| **Current liabilities** | (2,132) |

**Non-current liabilities:**

| | |
|---|---:|
| Deferred tax liabilities - noncurrent | 599,020 |
| **Non-current liabilities** | 599,020 |
| | |
| **Total liabilities** | 596,888 |

**Equity:**

| | |
|---|---:|
| Contributed capital | 1,474 |
| Retained deficit | 4,697,792 |
| **Total equity** | 4,699,266 |
| | |
| **Total liabilities and equity** | $ 5,296,154 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# Interactive Data Holdings Corporation
## Statement of Income
## As of December 31, 2018
(Unaudited)
(in thousands)

| | |
|---|---:|
| **Total revenues** | - |
| | |
| **Expenses:** | |
| Depreciation and amortization | 135,557 |
| **Operating expenses** | 135,557 |
| | |
| **Operating loss** | (135,557) |
| Other expenses, net | - |
| **Pre-tax net loss** | (135,557) |
| Income tax benefit | 16,937 |
| **Net income** | $ (118,620) |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# Interactive Data Online Properties, Inc.
## Balance Sheet
## As of December 31, 2018
### (Unaudited)
### (in thousands)

**Current assets:**

| | |
|---|---:|
| Accounts receivable, net of allowance | 134 |
| Due to affiliates | 60,646 |
| **Current assets** | 60,780 |
| | |
| **Total assets** | $ 60,780 |

### LIABILITIES and EQUITY

**Current liabilities:**

| | |
|---|---:|
| Accounts payable and accrued liabilities | 4 |
| Deferred Revenue | 126 |
| **Current liabilities** | 130 |

**Non-current liabilitiess:**

| | |
|---|---:|
| Deferred tax liabilities- non-current | 268 |
| **Non-current liabilities** | 268 |
| | |
| **Total liabilities** | 398 |

**Equity:**

| | |
|---|---:|
| Retained earnings | 60,382 |
| **Total equity** | 60,382 |
| | |
| **Total liabilities and equity** | $ 60,780 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# Interactive Data Online Properties, Inc.
## Statement of Income
## As of December 31, 2018
### (Unaudited)
### (in thousands)

| | | |
|---|---|---:|
| **Revenues:** | | |
| Data services fees, net | $ | 2,639 |
| **Total revenues** | | 2,639 |
| | | |
| **Expenses:** | | |
| Technology and communication | | - |
| Selling, general and administrative | | - |
| **Operating expenses** | | - |
| | | |
| **Operating income** | | 2,639 |
| Other expesnse, net | | - |
| **Pre-tax net income** | | 2,639 |
| Income tax expense | | 732 |
| **Net income** | $ | 1,907 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinenta IExchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# Interactive Data Real-Time Group, Inc.
## Balance Sheet
## As of December 31, 2018
(Unaudited)
(in thousands)

**Current assets:**

| | |
|---|---:|
| Cash and cash equivalents | |
| Accounts receivable, net of allowance | 80 |
| Due from affiliates, net | 3,751 |
| **Current assets** | 3,831 |
| | |
| **Total assets** | $ 3,831 |

### LIABILITIES and EQUITY

| | |
|---|---:|
| **Current liabilities:** | |
| Accounts payable and accrued liabilities | 3 |
| **Current liabilities** | 3 |
| | |
| **Total liabilities** | 3 |
| | |
| **Equity:** | |
| Retained earnings | 3,828 |
| **Total equity** | 3,828 |
| | |
| **Total liabilities and equity** | $ 3,831 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# Interactive Data Real-Time Group, Inc.
## Statement of Income
## As of December 31, 2018
### (Unaudited)
### (in thousands)

| | | |
|---|---|---:|
| **Revenues:** | | |
| Data services fees, net | $ | 335 |
| **Total revenues** | | 335 |
| | | |
| **Expenses:** | | |
| Selling, general and administrative | | - |
| **Operating expenses** | | - |
| | | |
| **Operating income** | | 335 |
| | | |
| Other expense, net | | 36 |
| **Other expense, net** | | 36 |
| | | |
| **Pre-tax net income** | | 299 |
| | | |
| Income tax expense | | 80 |
| | | |
| **Net income** | $ | 219 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**INTERCONTINENTAL EXCHANGE HOLDINGS, INC.**
**BALANCE SHEET**
As of December 31, 2018
(Unaudited)
(In thousands)

| | | |
|---|---|---:|
| **CURRENT ASSETS:** | | |
| | Cash and cash equivalents | $ 2,300 |
| | Restricted cash | 18,722 |
| | Accounts receivable, net of allowance | 5,503 |
| | Prepaid expenses and other current assets | 34,986 |
| | Current income tax receivable | 17,670 |
| | **Current assets** | 79,181 |
| | | |
| **PLANT PROPERTY AND EQUIPMENT:** | | |
| | Property and equipment | 744,245 |
| | Accumulated depreciation | (484,787) |
| | **Property and equipment, net** | 259,458 |
| | | |
| **OTHER NON-CURRENT ASSETS:** | | |
| | Goodwill | 87,587 |
| | Other intangibles, net | (385,930) |
| | Investment in affiliates | 2,824,453 |
| | Long-term restricted cash and investments | 10,005 |
| | Other non-current assets | 38,565 |
| | **Other non-current assets** | 2,574,680 |
| | | |
| | **Assets** | 2,913,319 |
| | | |
| **LIABILITIES and EQUITY:** | | |
| | | |
| **CURRENT LIABILITIES:** | | |
| | Accounts payable and accrued liabilities | 36,008 |
| | Accrued salaries and benefits | 80,321 |
| | Other current liabilities | 18,848 |
| | Income tax payable | (41,663) |
| | Deferred revenue | 3,389 |
| | Due to affiliates | 1,730,439 |
| | **Current liabilities** | 1,827,342 |
| | | |
| **NON-CURRENT LIABILITIES:** | | |
| | Deferred tax liabilities- noncurrent | (5,385) |
| | Other non-current liabilities | 51,670 |
| | **Non-current liabilities** | 46,285 |
| | | |
| | **Liabilities** | 1,873,627 |
| | | |
| **Noncontrolling interest** | | 170,742 |
| | | |
| **SHAREHOLDERS EQUITY:** | | |
| | Additional paid-in capital | 278,101 |
| | Retained earnings | 575,909 |
| | Accumulated other comprehensive income | 14,940 |
| | **Equity** | 868,950 |
| | | |
| | **Total liabilities and equity** | $ 2,913,319 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# INTERCONTINENTAL EXCHANGE HOLDINGS, INC.
## STATEMENT OF INCOME
### Year Ended December 31, 2018
#### (Unaudited)
#### (In thousands)

| | | |
|---|---|---|
| Transaction and clearing fees, net | $ | 17,202 |
| Data services fees, net | | 18,664 |
| Other revenues | | 3,783 |
| Affiliate revenue | | 430,106 |
| **Total revenue** | | **469,755** |
| Compensation and benefits | | 245,999 |
| Professional services | | 41,170 |
| Acquisition-related transaction and integration costs | | 11,863 |
| Technology and communication | | 117,354 |
| Rent and occupancy | | 2,857 |
| Selling, general and administrative | | 28,546 |
| Depreciation and amortization | | 108,422 |
| Affiliate expense | | 13,727 |
| **Operating expenses** | | **569,938** |
| **Operating loss** | | **(100,183)** |
| Interest income | | 220 |
| Affiliate interest income | | (11,297) |
| Other income, net | | (950) |
| **Other expense, net** | | **(12,027)** |
| **Pre-tax net loss** | | **(112,210)** |
| Income tax expense | | 9,422 |
| **Net loss** | | **(121,632)** |
| **Net loss from continuing operations attributable to non-controlling interest** | | **(31,619)** |
| **Net loss attributable to ICE** | $ | **(153,251)** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# Intercontinental Exchange International , Inc.
## Balance Sheet
## As Of December 31, 2018
## (Unaudited)

**ASSETS:**

| | |
|---|---:|
| Other assets | 1 |
| **Total assets** | $ 1 |

**LIABILITIES AND MEMBER EQUITY:**

**EQUITY:**

| | |
|---|---:|
| Member capital | 1 |
| Equity | 1 |
| **Total Equity** | $ 1 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.

# Intercontinental Exchange Property Protection, Inc
## Balance Sheet
### As of December 31, 2018
(Unaudited)
(in thousands)

**CURRENT ASSETS:**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 4,834 |
| Accounts Receivable | | 15 |
| Prepaid expenses and other current assets | | 699 |
| Due from affiliates | | 6,091 |
| **Total current assets** | | 11,639 |

**NON-CURRENT ASSETS:**

| | |
|---|---:|
| Deferred tax liabilities - non current | 70 |
| **Total non-current assets** | 70 |
| **Total assets** | $   11,709 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | | |
|---|---|---:|
| Accounts Payable and Accrued Liabilities | $ | 2,372 |
| Income tax payable | | 885 |
| Deferred revenue | | 1,213 |
| **Current Liabilities** | | 4,470 |
| **Total Liabilities** | | 4,470 |

**EQUITY:**

| | |
|---|---:|
| Retained earnings | 7,239 |
| **Total equity** | 7,239 |
| **Total liabilities and equity** | $   11,709 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

# Intercontinental Exchange Property Protection, Inc
## Statement of Income
## Year Ended December 31, 2018
### (Unaudited)
### (in thousands)

|  |  |
|---|---:|
| **Total Revenue** | $ - |
|  |  |
| **Expenses:** |  |
| Compensation and benefits | (2,202) |
| Professional services | 109 |
| Selling, general and administrative | (101) |
| **Operating Expenses** | (2,194) |
| **Operating Income** | 2,194 |
|  |  |
| Interest income | 53 |
| **Other Income** | 53 |
|  |  |
| **Pre-tax net income** | 2,247 |
| Income tax expense | 594 |
| **Net income** | $ 1,653 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Cert information normally included in financial statements prepared in accordance with accounting principles generally accepted in t United States of America have been condensed or omitted. These financial statements do not include income taxes accounting equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended Decembe 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commissior


ICE TRADE THE WOR

**INTERCONTINENTAL EXCHANGE, INC**
**BALANCE SHEET**
As of December 31, 2018
(Unaudited)
(In thousands)

**CURRENT ASSETS:**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 2,673 |
| Prepaid expenses and other current assets | | 1,217 |
| **Current assets** | | 3,890 |

**OTHER NON-CURRENT ASSETS:**

| | |
|---|---:|
| Investment in affiliates | 15,837,371 |
| Other non-current assets | 16,652 |
| **Other non-current assets** | 15,854,023 |
| **Assets** | $ 15,857,913 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | | |
|---|---|---:|
| Accounts payable and accrued liabilities | $ | 63,797 |
| Accrued salaries and benefits | | 9,806 |
| Long term debt - current portion | | 950,895 |
| Due to affiliates | | 4,448,146 |
| Income tax payable | | (3,253) |
| **Current liabilities** | | 5,469,391 |

**NONCURRENT LIABILITIES:**

| | |
|---|---:|
| Notes payable long-term | 6,490,063 |
| Deferred taxes payable - non-current | (296) |
| **Non-current liabilities** | 6,489,767 |
| **Liabilities** | 11,959,158 |

**EQUITY:**

| | |
|---|---:|
| Common stock, $0.01 par value | 6,037 |
| Treasury stock, at cost | (2,354,439) |
| Additional paid-in capital | 10,982,651 |
| Retained deficit | (2,710,148) |
| Accumulated other comprehensive income | (2,025,346) |
| **Equity** | 3,898,755 |
| **Total liabilities and equity** | $ 15,857,913 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# INTERCONTINENTAL EXCHANGE, INC
## STATEMENT OF INCOME
### Year Ended December 31, 2018
### (Unaudited)
### (in thousands)

|  |  |
|---|---:|
| **Total Revenue** | $ - |
| Compensation and benefits | 1,439 |
| Selling, general and administrative | 1,120 |
| **Operating expenses** | **2,559** |
| **Operating loss** | **(2,559)** |
| Interest income | 682 |
| Affiliate interest expense | (127,678) |
| Interest expense | (237,075) |
| Other income, net | 123,331 |
| **Other expense** | **(240,740)** |
| **Pre-tax net loss** | **(243,299)** |
| Income tax benefit | 104,525 |
| **Net loss** | $ **(138,774)** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**Internet Services Telco LLC**
**BALANCE SHEET**
As of December 31, 2018
(Unaudited)
(in thousands)

**CURRENT ASSETS:**

| | |
|---|---:|
| Cash and cash equivalents | $ - |
| Current assets | 0 |

**PLANT PROPERTY AND EQUIPMENT:**

| | |
|---|---:|
| Property and equipment | 160 |
| Accumulated depreciation | (84) |
| Property and equipment, net | 76 |
| Assets | 76 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | |
|---|---:|
| Due to affiliates | 84 |
| Current liabilities | 84 |
| Liabilities | 84 |

**SHAREHOLDERS EQUITY:**

| | |
|---|---:|
| Retained deficit | (8) |
| Equity | (8) |
| Total liabilities and equity | $ 76 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**Internet Services Telco LLC**
**STATEMENT OF INCOME**
**Year Ended December 31, 2018**
**(Unaudited)**
**(in thousands)**

| | |
|---|---:|
| Data services fees, net | - |
| **Total revenue** | **0** |
| Depreciation and amortization | 51 |
| **Operating expenses** | **51** |
| **Operating loss** | **(51)** |
| **Pre-tax net loss** | **(51)** |
| **Net loss** | **(51)** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**MERSCORP Holdings, Inc.**
**BALANCE SHEET**
As of December 31, 2018
(Unaudited)
(in thousands)

**CURRENT ASSETS:**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 11,222 |
| Accounts receivable, net of allowance | | 12,381 |
| Prepaid expenses and other current assets | | 41,557 |
| Due from affiliates | | 8,588 |
| Income tax receivable | | 15 |
| **Current assets** | | 73,763 |

**PLANT PROPERTY AND EQUIPMENT:**

| | |
|---|---:|
| Property and equipment | 3,289 |
| Accumulated depreciation | (2,972) |
| **Property and equipment, net** | 317 |

**NON-CURRENT ASSETS:**

| | |
|---|---:|
| Deferred income tax asset non-current | 1,336 |
| Other non-current assets | 81,287 |
| **Other non-current assets** | 82,623 |
| **Assets** | 156,703 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | |
|---|---:|
| Accounts payable and accrued liabilities | 1,183 |
| Accrued salaries and benefits | 6,659 |
| Other current liabilities | 40,593 |
| Income taxes payable | 784 |
| Deferred revenue | 1,820 |
| **Current liabilities** | 51,039 |

**NON-CURRENT LIABILITIES:**

| | |
|---|---:|
| Deferred tax liabilities - current | 895 |
| **Non-current liabilities** | 895 |
| **Liabilities** | 51,934 |

**SHAREHOLDERS EQUITY:**

| | | |
|---|---|---:|
| Contributed capital | | 200,995 |
| Retained deficit | | (96,226) |
| **Equity** | | 104,769 |
| **Total liabilities and equity** | $ | 156,703 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**MERSCORP Holdings, Inc.**
**STATEMENT OF INCOME**
Year Ended December 31, 2018
(Unaudited)
(In thousands)

| | |
|---|---:|
| Transaction and clearing fees, net | 21,086 |
| Other revenue | 905 |
| **Total revenue** | **21,991** |
| Compensation and benefits | 6,327 |
| Professional Services | 2,500 |
| Technology and communication | 204 |
| Rent and other occupancy | 381 |
| Selling, general and administrative | 464 |
| Depreciation and amortization | 57 |
| Affiliate expense | 264 |
| **Operating expenses** | **10,197** |
| **Operating loss** | **11,794** |
| Other income (expense) | 653 |
| **Pre-tax net loss** | **12,447** |
| **Income tax expense** | **3,672** |
| **Net loss** | **8,775** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


**ice** TRADE THE WORLD™

**Mortgage Electronic Registration System, Inc.**
**BALANCE SHEET**
As of December 31, 2018
(Unaudited)
(in thousands)

**CURRENT ASSETS:**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 688 |
| Short-term investments | | 1,061 |
| Prepaid expenses and other current assets | | 16 |
| **Current assets** | | 1,765 |

**PLANT PROPERTY AND EQUIPMENT:**

| | |
|---|---:|
| Property and equipment, net | - |
| **Property and equipment, net** | - |

**OTHER NON-CURRENT ASSETS:**

| | |
|---|---:|
| Deferred income tax asset | 6 |
| Long-term restricted cash and investments | 1,025 |
| Investment in subsidiary | (2,518) |
| **Other non-current assets** | (1,487) |
| **Assets** | 278 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | |
|---|---:|
| Accounts payable and accrued liabilities | 200 |
| Intercompany | 41 |
| **Current liabilities** | 241 |

**NON-CURRENT LIABILITIES:**

| | |
|---|---:|
| Deferred tax liability - non current | 6 |
| **Non-current liabilities** | 6 |
| **Liabilities** | 247 |

**SHAREHOLDERS EQUITY:**

| | | |
|---|---|---:|
| Retained earnings | | 31 |
| **Equity** | | 31 |
| **Total liabilities and equity** | $ | 278 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD℠

**Mortgage Electronic Registration Systems, Inc.**
**STATEMENT OF INCOME**
Year Ended December 31, 2018
(Unaudited)
(In thousands)

| | | |
|---|---|---:|
| Intercompany revenue | $ | 264 |
| **Total revenue** | | **264** |
| Compensation and benefits | | 15 |
| Professional services | | 158 |
| Technology and communication | | 1 |
| Selling, general and administrative | | 66 |
| **Operating expenses** | | **240** |
| **Operating income** | | **24** |
| Interest expense | | 10 |
| Other income, net | | 9 |
| **Other income, net** | | **19** |
| **Pre-tax net income** | | **43** |
| **Income tax expense** | | **11** |
| **Net income** | | **32** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


**ICe** TRADE THE WORLD

**New York Futures Clearing Corporation (dormant)**
**Balance Sheet**
**As Of December 31, 2018**
**(Unaudited)**

### ASSETS:

| | | |
|---|---|---|
| Other assets | | 1 |
| Total assets | $ | 1 |

### LIABILITIES AND MEMBER EQUITY:

### MEMBER EQUITY:

| | | |
|---|---|---|
| Member capital | | 1 |
| Member equity | | 1 |

### Total Member Equity

| | |
|---|---|
| $ | 1 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial statemer should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE** TRADE THE WORLD™

**New York Stock Exchange LLC**
**Balance Sheet**
**As Of December 31, 2018**
**(Unaudited)**

**ASSETS:**

| | | |
|---|---|---|
| Other assets | | 1 |
| **Total assets** | $ | 1 |

**LIABILITIES AND EQUITY:**

**EQUITY:**

| | | |
|---|---|---|
| Member capital | | 1 |
| Equity | | 1 |
| **Total equity** | $ | 1 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**NSX Securities, LLC**
**Balance Sheet**
**As Of December 31, 2018**
**(Unaudited)**

**ASSETS:**

| | | |
|---|---|---|
| Other assets | | 1 |
| **Total assets** | $ | 1 |

**LIABILITIES AND EQUITY:**

**EQUITY:**

| | |
|---|---|
| Member capital | 1 |
| Equity | 1 |

| | | |
|---|---|---|
| **Total equity** | $ | 1 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial statemε should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**NYSE American LLC**
**BALANCE SHEET**
As of December 31, 2018
(Unaudited)
(in thousands)

**CURRENT ASSETS:**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 886 |
| Accounts receivable, net of allowance | | 36,389 |
| **Current assets** | | 37,275 |

**PLANT PROPERTY AND EQUIPMENT:**

| | |
|---|---:|
| Property and equipment | 384 |
| Accumulated depreciation | (384) |
| **Property and equipment, net** | 0 |

**NON-CURRENT ASSETS:**

| | |
|---|---:|
| Goodwill | 932,588 |
| Other intangibles, net | 651,684 |
| Other noncurrent assets | 8,730 |
| **Other non-current assets** | 1,593,002 |
| **Assets** | 1,630,277 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | |
|---|---:|
| Accounts payable and accrued liabilities | 47,503 |
| Accrued salaries and benefits | (1) |
| Due to affiliate | 32,191 |
| Income Tax Payable | 181 |
| Deferred revenue | 5,346 |
| SEC fees payable | 793 |
| **Current liabilities** | 86,013 |

**NON-CURRENT LIABILITIES:**

| | |
|---|---:|
| Deferred tax liabilities - noncurrent | 186,879 |
| Other non-current liabilities | 3,520 |
| Deferred Revenue - Long Term | 3,841 |
| **Non-current liabilities** | 194,240 |
| **Liabilities** | 280,253 |

| | |
|---|---:|
| **Noncontrolling interest** | 27,418 |

**SHAREHOLDERS EQUITY:**

| | | |
|---|---|---:|
| Additional paid-in capital | | 3,065 |
| Retained earnings | | 1,318,173 |
| Accumulated other comprehensive income | | 1,368 |
| **Equity** | | 1,322,606 |
| **Total liabilities and equity** | $ | 1,630,277 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**NYSE American LLC**
**STATEMENT OF INCOME**
Year Ended December 31, 2018
(Unaudited)
(In thousands)

| | | |
|---|---|---:|
| Transaction and clearing fees, net | $ | 7,024 |
| Data services fees, net | | 7,273 |
| Listing Fees | | 20,172 |
| Other revenues | | 486 |
| Affiliate revenue | | 943 |
| Transaction based expenses | | (3,488) |
| **Total revenue, less transaction-based expenses** | | **32,410** |
| Compensation and benefits | | 66 |
| Professional Services | | 492 |
| Technology and communication | | 90 |
| Selling, general and administrative | | 979 |
| Depreciation and amortization | | 8,647 |
| Affiliate expense | | 13,782 |
| **Operating expenses** | | **24,056** |
| **Operating income** | | **8,354** |
| Interest income | | 8 |
| Other income, net | | 15,560 |
| **Other expense, net** | | **15,552** |
| **Pre-tax net income** | | **23,906** |
| **Income tax benefit** | | **9,391** |
| **Net income** | | **14,515** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**NYSE ARCA, Inc.**
**BALANCE SHEET**
As of December 31, 2018
(Unaudited)
(in thousands)

**CURRENT ASSETS:**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 834 |
| Accounts receivable, net of allowance | | 6,552 |
| Due from affiliates | | 323,914 |
| Prepaid expenses and other current assets | | 3,292 |
| Income tax receivable | | 348 |
| **Current assets** | | 334,940 |

**PLANT PROPERTY AND EQUIPMENT:**

| | |
|---|---|
| Property and equipment | 2,086 |
| Accumulated depreciation | (1,545) |
| **Property and equipment, net** | 541 |

**NON-CURRENT ASSETS:**

| | |
|---|---|
| Other noncurrent assets | 64,654 |
| **Non-current assets** | 64,654 |
| **Assets** | 400,135 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | |
|---|---|
| Accounts payable and accrued liabilities | 813 |
| Accrued salaries and benefits | 1,595 |
| Income tax payable | 40 |
| SEC fees payable | 2,636 |
| **Current liabilities** | 5,084 |

**NON-CURRENT LIABILITIES:**

| | |
|---|---|
| Deferred tax liabilities - noncurrent | 5,429 |
| Other non-current liabilities | 2,869 |
| **Non-current liabilities** | 8,298 |
| **Liabilities** | 13,382 |

**SHAREHOLDERS EQUITY:**

| | | |
|---|---|---|
| Additional paid-in capital | | 4,819 |
| Retained earnings | | 380,564 |
| Accumulated other comprehensive income | | 1,370 |
| **Equity** | | 386,753 |
| **Total liabilities and equity** | $ | 400,135 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**NYSE ARCA, Inc.**
**STATEMENT OF INCOME**
**Year Ended December 31, 2018**
**(Unaudited)**
**(In thousands)**

| | | |
|---|---|---:|
| Transaction and clearing fees, net | $ | 183,213 |
| Data services fees, net | | 8,625 |
| Other revenues | | 21,539 |
| Transaction based expenses | | (135,070) |
| **Total revenue, less transaction-based expenses** | | **78,307** |
| Compensation and benefits | | 8,026 |
| Professional services | | 28 |
| Acquisition-related transaction and integration costs | | 385 |
| Technology and communication | | 1,694 |
| Rent and occupancy | | 4,052 |
| Selling, general and administrative | | 844 |
| Depreciation and amortization | | 186 |
| Affiliate expense | | 10,128 |
| **Operating expenses** | | **25,343** |
| **Operating income** | | **52,964** |
| Affiliate interest income | | 5,911 |
| Other income, net | | 15,654 |
| **Other expense, net** | | **21,565** |
| **Pre-tax net income** | | **74,529** |
| **Income tax expense** | | **18,255** |
| **Net income** | | **56,274** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**NYSE ARCA LLC**
**BALANCE SHEET**
As of December 31, 2018
(Unaudited)
(In thousands)

**CURRENT ASSETS:**

| | |
|---|---|
| Cash and cash equivalents | $ 147 |
| Accounts receivable, net of allowance | 44,134 |
| Due from affiliates | 343,256 |
| Prepaid expenses and other current assets | 666 |
| Current assets | 388,203 |

**PLANT PROPERTY AND EQUIPMENT:**

| | |
|---|---|
| Property and equipment | 84,576 |
| Accumulated depreciation | (58,221) |
| Property and equipment, net | 26,355 |

**NON-CURRENT ASSETS:**

| | |
|---|---|
| Goodwill | 563,001 |
| Other intangibles, net | 976,228 |
| Other non-current assets | 5,681 |
| Other non-current assets | 1,544,910 |
| Assets | 1,959,468 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | |
|---|---|
| Accounts payable and accrued liabilities | 7,519 |
| Accrued salaries and benefits | (15) |
| Income tax payable | 954 |
| Deferred revenue | 453 |
| SEC fees payable | 42,138 |
| Current liabilities | 51,049 |

**NON-CURRENT LIABILITIES:**

| | |
|---|---|
| Deferred tax liabilities - current | 270,830 |
| Other non-current liabilities | 23,368 |
| Non-current liabilities | 294,198 |
| Liabilities | 345,247 |

**SHAREHOLDERS EQUITY:**

| | |
|---|---|
| Additional paid-in capital | 9,356 |
| Retained earnings | 1,604,865 |
| Equity | 1,614,221 |
| Total liabilities and equity | $ 1,959,468 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain Information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**NYSE ARCA LLC**
**STATEMENT OF INCOME**
Year Ended December 31, 2018
(Unaudited)
(in thousands)

| | | |
|---|---|---:|
| Transaction and clearing fees, net | $ | 646,328 |
| Data services fees, net | | 71,607 |
| Listing Fees | | 10,809 |
| Other revenues | | 18,967 |
| Affiliate revenue | | 2,350 |
| Transaction based expenses | | (558,981) |
| **Total revenue, less transaction-based expenses** | | 191,080 |
| Compensation and benefits | | (88) |
| Professional services | | 620 |
| Technology and communication | | 2,811 |
| Selling, general and administrative | | 2,676 |
| Depreciation and amortization | | 24,636 |
| Affiliate expense | | 102,379 |
| **Operating expenses** | | 133,034 |
| **Operating income** | | 58,046 |
| Affiliate interest income | | 8,377 |
| Other income, net | | (5) |
| **Other income, net** | | 8,372 |
| **Pre-tax net income** | | 66,418 |
| **Income tax expense** | | 16,003 |
| **Net income** | | 50,415 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# NYSE Chicago Holdings, Inc.
## Balance Sheet
## As of December 31, 2018
### (Unaudited)
### (in thousands)

| | | |
|---|---|---:|
| **Current assets:** | | |
| Cash and cash equivalents | $ | 60 |
| Due from affiliates, net | | 17,025 |
| **Current assets** | | 17,085 |
| | | |
| **Property and equipment:** | | |
| Property and equipment cost | | (4,687) |
| Accumulated depreciation | | 4,254 |
| **Property and equipment, net** | | (433) |
| | | |
| **Other non-current assets:** | | |
| Goodwill | | 29,938 |
| Other intangibles assets, net | | 35,740 |
| Other noncurrent assets | | 487 |
| **Other non-current assets** | | 66,165 |
| | | |
| **Total assets** | $ | 82,817 |

### LIABILITIES and EQUITY

| | | |
|---|---|---:|
| **Current liabilities:** | | |
| Accounts payable and accrued liabilities | $ | 30 |
| **Current liabilities** | | 30 |
| | | |
| **Non-current liabilities:** | | |
| Deferred tax liabilities - noncurrent | | 9,830 |
| **Non-current liabilities** | | 9,830 |
| | | |
| **Total liabilities** | | 9,860 |
| | | |
| **Equity:** | | |
| Contributed capital | | 914 |
| Retained earnings | | 72,043 |
| **Total equity** | | 72,957 |
| | | |
| **Total liabilities and equity** | $ | 82,817 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


**ice** TRADE THE WORLD*


**NYSE Chicago Holdings, Inc.**
**Statement of Income**
**Year Ended December 31, 2018**
(Unaudited)
(in thousands)


| | | |
|---|---|---:|
| **Revenues:** | | |
| Transaction and clearing fees, net | $ | 180 |
| **Total revenues** | | 180 |
| | | |
| **Expenses:** | | |
| Rent and occupancy | | 64 |
| Selling, general and adminstrative | | (17) |
| Depreciation and amortization | | 95 |
| **Operating expenses** | | 142 |
| **Operating income** | | 38 |
| | | |
| Other expenses, net | | - |
| **Other expense, net** | | - |
| **Pre-tax net income** | | 38 |
| Income tax expense | | 9 |
| **Net income** | $ | 29 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**NYSE Chicago, Inc.**
**Balance Sheet**
**As of December 31, 2018**
(Unaudited)
(in thousands)

**Current assets:**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 3,801 |
| Income tax receivable | | 1,674 |
| Accounts receivable | | 3,853 |
| Prepaid expenses and other current assets | | 336 |
| **Current assets** | | 9,664 |

**Property and equipment:**

| | | |
|---|---|---|
| Property and equipment cost | | 6,962 |
| Accumulated depreciation | | (4,696) |
| **Property and equipment, net** | | 2,266 |

**Other non-current assets:**

| | | |
|---|---|---|
| Deferred tax assets- non current | | 14,183 |
| Other noncurrent assets | | 1,730 |
| **Other non-current assets** | | 15,913 |

| | | |
|---|---|---|
| **Total assets** | $ | 27,843 |

**LIABILITIES and EQUITY**

**Current liabilities:**

| | | |
|---|---|---|
| Accounts payable and accrued liabilities | $ | 1,112 |
| Accrued salaries and benefits | | 3,292 |
| Due to affiliates, net | | 18,229 |
| Deferred revenue | | 10 |
| SEC fees payable | | 4,051 |
| **Current liabilities** | | 26,694 |

**Non-current liabilities:**

| | | |
|---|---|---|
| Other noncurrent liabilities | | 4,611 |
| Accrued employee benefits - long term | | 2,395 |
| Deferred revenue - long term | | 53 |
| **Non-current liabilities** | | 7,059 |

| | | |
|---|---|---|
| **Total liabilities** | | 33,753 |

**Equity:**

| | | |
|---|---|---|
| Contributed capital | | 14,082 |
| Retained deficit | | (20,069) |
| Accumulated other comprehensive income | | 77 |
| **Total equity** | | (5,910) |

| | | |
|---|---|---|
| **Total liabilities and equity** | $ | 27,843 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**NYSE Chicago, Inc.**
**Statement of Income**
**Year Ended December 31, 2018**
(Unaudited)
(in thousands)

**Revenues:**

| | | |
|---|---|---|
| Transaction and clearing fees, net | $ | 12,249 |
| Market Data Fees | | 1,838 |
| Listings fees | | 91 |
| Other revenues | | 802 |
| Transaction based expenses | | (5,360) |
| **Total revenues** | | **9,620** |

**Expenses:**

| | |
|---|---|
| Compensation and benefits | 13,209 |
| Professional services | 779 |
| Technology and communication | 869 |
| Rent and occupancy | 336 |
| Selling, general and adminstrative | 280 |
| Depreciation and amortization | 500 |
| Affiliate expense | 218 |
| **Operating expenses** | **16,191** |
| **Operating loss** | **(6,571)** |
| Interest expense | 77 |
| Other expenses, net | 51 |
| **Other expense, net** | **128** |
| **Pre-tax net loss** | **(6,699)** |
| Income tax benefit | 1,795 |
| **Net loss** | $ **(4,904)** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

**NYSE Group, Inc.**
**Balance Sheet**
**As of December 31, 2018**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---:|---:|
| **CURRENT ASSETS:** | | |
| Cash and cash equivalents | $ | 166 |
| Income tax receivable | | 2,848 |
| **Current assets** | | 3,014 |
| | | |
| **OTHER NON-CURRENT ASSETS:** | | |
| Goodwill | | 155,981 |
| Investment in Sub | | 74,689 |
| Deferred tax asset - non-current | | 6,312 |
| **Other non-current assets** | | 236,982 |
| | | |
| **Total assets** | $ | 239,996 |
| | | |
| **LIABILITIES and EQUITY:** | | |
| | | |
| **CURRENT LIABILITIES:** | | |
| Accounts Payable and Accrued Liabilities | $ | 3,449 |
| Due to affiliates | | 167,994 |
| **Current liabilities** | | 171,443 |
| | | |
| **NON-CURRENT LIABILITIES:** | | |
| Other non-current liabilities | | 33,071 |
| **Non-current liabilities** | | 33,071 |
| | | |
| **Total liabilities** | | 204,514 |
| | | |
| **EQUITY:** | | |
| Contributed capital | | 78,177 |
| Retained deficit | | (42,695) |
| **Total equity** | | 35,482 |
| | | |
| **Total liabilities and equity** | $ | 239,996 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

**NYSE Group, Inc.**
**Statement of Income**
**Year Ended December 31, 2018**
**(Unaudited)**
**(in thousands)**

| | |
|---|---:|
| **Revenue:** | |
| **Total Revenue** | - |
| | |
| **Expenses:** | |
| M&A expenses | - |
| Selling, general, and administrative | 433 |
| Amortization and Depreciation | 1,475 |
| Intercompany expenses | 1,599 |
| **Operating expenses** | 3,507 |
| **Operating loss** | (3,507) |
| | |
| Intercompany Interest income | 1,849 |
| Other income net | 337 |
| **Other expense, net** | 2,186 |
| | |
| **Pre-tax net loss** | (1,321) |
| | |
| Income tax benefit | 34,023 |
| **Net income** | $ 32,702 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

# NYSE Holdings LLC
## Balance Sheet
## As of December 31, 2018
### (Unaudited)
### (in thousands)

**CURRENT ASSETS:**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 311 |
| Due from affiliates | | 3,761,079 |
| **Current assets** | | 3,761,390 |

**OTHER NON-CURRENT ASSETS:**

| | | |
|---|---|---|
| Other non-current assets | | 11,392 |
| Deferred tax assets - non-current | | 0 |
| **Other non-current assets** | | 11,392 |
| **Assets** | $ | 3,772,782 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | | |
|---|---|---|
| Accounts payable and accrued liabilities | $ | 0 |
| Income taxes payable | | - |
| **Current Liabilities** | | 0 |

**NON-CURRENT LIABILITIES:**

| | | |
|---|---|---|
| Notes payable - non-current | | - |
| **Non-current liabilities** | | 0 |
| **Liabilities** | | 0 |

**EQUITY:**

| | | |
|---|---|---|
| Contributed Capital | | (6,575,230) |
| Retained defecit | | 10,348,012 |
| **Total equity** | | 3,772,782 |
| **Total liabilities and equity** | $ | 3,772,782 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

# NYSE Holdings LLC
## Statement of Income
## Year Ended December 31, 2018
### (Unaudited)
### (in thousands)

| | |
|---|---:|
| **Total Revenue, less transaction-based expenses** | $ - |
| | |
| **Expenses:** | |
| Professional services | - |
| Technology and communication | - |
| Selling, general and administrative | 7 |
| Intercompany Expense | - |
| **Operating expenses** | 7 |
| **Operating loss** | (7) |
| | |
| Interest income from affiliates | 94,212 |
| Other expense, net | - |
| **Other expense, net** | 94,212 |
| | |
| **Pre-tax net income** | 94,205 |
| Income tax benefit | - |
| **Net income** | $ 94,205 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

# NYSE IP LLC
## Balance Sheet
### As of December 31, 2018
### (Unaudited)
### (in thousands)

**CURRENT ASSETS:**

| | | |
|---|---|---|
| Due from affiliates | $ | 662 |
| **Current assets** | | 662 |
| | | |
| **Assets** | $ | 662 |

**LIABILITIES AND EQUITY:**

**EQUITY:**

| | | |
|---|---|---|
| Retained deficit | | (3,132) |
| Contributed capital | | 3,869 |
| Accumulated other comprehensive income | | (75) |
| **Total equity** | | 662 |
| | | |
| **Total liabilities and equity** | $ | 662 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

# NYSE Liffe Holdings, LLC (Dormant)
## Balance Sheet
### As of December 31, 2018
(Unaudited)
(in thousands)

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | | |
|---|---|---|
| Due from affiliate | $ | 2 |
| Current liabilities | | 2 |
| | | |
| Liabilities | | 2 |

**EQUITY:**

| | | |
|---|---|---|
| Retained deficit | | (2) |
| Total equity | | (2) |
| | | |
| Total liabilities and equity | $ | - |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

**NYSE Liffe US, LLC**
**Balance Sheet**
**As of December 31, 2018**
**(Unaudited)**
**(in thousands)**

**CURRENT ASSETS:**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 83 |
| Current assets | | 83 |

**NON-CURRENT ASSETS:**

| | | |
|---|---|---|
| Deferred tax asset - non-current | | 88 |
| Goodwill | | (31) |
| Other non-current assets | | 57 |
| Total assets | $ | 140 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | | |
|---|---|---|
| Due to affiliate | $ | 25,818 |
| Current liabilities | | 25,818 |
| Total liabilities | | 25,818 |

**EQUITY:**

| | | |
|---|---|---|
| Contributed capital | | (23,807) |
| Retained deficit | | (1,871) |
| Total equity | | (25,678) |
| Total liabilities and equity | $ | 140 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

# NYSE Liffe US, LLC
## Statement of Income
## Year Ended December 31, 2018
### (Unaudited)
### (in thousands)

| | |
|---|---:|
| Total Revenue, less transaction-based expenses | $ - |
| | |
| **Expenses:** | |
| Operating expenses | - |
| | |
| Pre-tax net loss | - |
| Income tax benefit | - |
| **Net income** | $ - |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting princi generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been deri from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Repoi on Form 10-K previously filed with the Securities and Exchange Commission.



**NYSE Market (DE), Inc.**
**BALANCE SHEET**
As of December 31, 2018
(Unaudited)
(In thousands)

**CURRENT ASSETS:**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 54,441 |
| Short-term Investments | | 13,709 |
| Accounts receivable, net of allowance | | 181,797 |
| Due from affiliates | | 1,049,850 |
| Prepaid expenses and other current assets | | 9,141 |
| Income tax receivable | | 1,395 |
| **Current assets** | | 1,310,333 |

**PLANT PROPERTY AND EQUIPMENT:**

| | |
|---|---:|
| Property and equipment | 438,117 |
| Accumulated depreciation | (109,277) |
| **Property and equipment, net** | 328,840 |

**NON-CURRENT ASSETS:**

| | |
|---|---:|
| Goodwill | 1,564,001 |
| Other Intangibles, net | 1,838,265 |
| Other non-current assets | 63,658 |
| **Other non-current assets** | 3,465,924 |
| **Assets** | 5,105,097 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | |
|---|---:|
| Accounts payable and accrued liabilities | 75,794 |
| Accrued salaries and benefits | 48,279 |
| Deferred revenue | 48,046 |
| SEC fees payable | 48,855 |
| **Current liabilities** | 220,974 |

**NON-CURRENT LIABILITIES:**

| | |
|---|---:|
| Deferred tax liabilities - current | 415,024 |
| Other non-current liabilities | 64,503 |
| Accrued employee benefits - long term | 188,887 |
| Deferred revenue - long term | 72,663 |
| **Non-current liabilities** | 741,077 |
| **Liabilities** | 962,051 |

**SHAREHOLDERS EQUITY:**

| | | |
|---|---|---:|
| Contributed capital | | (434,539) |
| Additional paid-in capital | | 91,743 |
| Retained earnings | | 4,575,828 |
| Accumulated other comprehensive income | | (89,986) |
| **Equity** | | 4,143,046 |
| **Total liabilities and equity** | $ | 5,105,097 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**NYSE Market (DE), Inc.**
**STATEMENT OF INCOME**
Year Ended December 31, 2018
(Unaudited)
(in thousands)

| | | |
|---|---|---:|
| Transaction and clearing fees, net | $ | 683,156 |
| Data services fees, net | | 221,986 |
| Listing Fees | | 413,345 |
| Other revenues | | 39,612 |
| Affiliate revenue | | 110,885 |
| Transaction based expenses | | (533,468) |
| **Total revenue, less transaction-based expenses** | | **935,516** |
| Compensation and benefits | | 147,973 |
| Professional services | | 38,755 |
| Technology and communication | | 23,255 |
| Rent and occupancy | | 11,253 |
| Selling, general and administrative | | 41,584 |
| Depreciation and amortization | | 44,376 |
| Affiliate expense | | 105,161 |
| **Operating expenses** | | **412,357** |
| **Operating income** | | **523,159** |
| Interest income | | 137 |
| Affiliate interest income | | 33,916 |
| Interest expense | | (14) |
| Other income, net | | (7,919) |
| **Other income, net** | | **26,120** |
| **Pre-tax net income** | | **549,279** |
| **Income tax expense** | | **152,330** |
| **Net Income** | | **396,949** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**NYSE National, Inc.**
**BALANCE SHEET**
**As of December 31, 2018**
**(Unaudited)**
**(in thousands)**

**CURRENT ASSETS:**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 233 |
| Income tax receivable | | 70 |
| Current assets | | 303 |

**PLANT PROPERTY AND EQUIPMENT:**

| | |
|---|---:|
| Property and equipment | 4,720 |
| Accumulated depreciation | (591) |
| Property and equipment, net | 4,129 |

**NON-CURRENT ASSETS:**

| | |
|---|---:|
| Goodwill | 5,355 |
| Other intangibles, net | 2,000 |
| Other non-current assets | 1,010 |
| Other non-current assets | 8,365 |
| Assets | 12,797 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | |
|---|---:|
| Accounts payable and accrued liabilities | 5,675 |
| Due to affiliates | 9,924 |
| Current liabilities | 15,599 |

**NON-CURRENT LIABILITIES:**

| | |
|---|---:|
| Deferred tax liabilities - current | 782 |
| Non-current liabilities | 782 |
| Liabilities | 16,381 |

**SHAREHOLDERS EQUITY:**

| | |
|---|---:|
| Retained deficit | (3,584) |
| Equity | (3,584) |
| Total liabilities and equity | $ 12,797 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**NYSE National, Inc.**
**STATEMENT OF INCOME**
Year Ended December 31, 2018
(Unaudited)
(In thousands)

| | |
|---|---:|
| Transaction and clearing fees, net | 11,389 |
| Data services fees, net | 3,760 |
| Affiliate revenue | (46) |
| Transaction based expenses | (20,358) |
| **Total revenue** | **(5,255)** |
| Compensation and benefits | 143 |
| Professional Services | 108 |
| Technology and communication | 43 |
| Selling, general and administrative | (77) |
| Depreciation and amortization | 591 |
| Affiliate expense | 30 |
| **Operating expenses** | **838** |
| **Operating loss** | **(6,093)** |
| | |
| **Pre-tax net loss** | **(6,093)** |
| **Income tax benefit** | **2,522** |
| **Net loss** | **(3,571)** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


TRADE THE WORLD

# NYSE Technologies Connectivity, Inc.
## BALANCE SHEET
### As of December 31, 2018
### (Unaudited)
### (In thousands)

**CURRENT ASSETS:**

| | |
|---|---:|
| Cash and cash equivalents | $ 742 |
| Accounts receivable, net of allowance | 24,265 |
| Due from Affiliates | 262,933 |
| Prepaid expenses and other current assets | 2,323 |
| Income tax receivable | 29 |
| **Current assets** | **290,292** |

**PLANT PROPERTY AND EQUIPMENT:**

| | |
|---|---:|
| Property and equipment | 28,975 |
| Accumulated depreciation | (19,256) |
| **Property and equipment, net** | **9,719** |

**NON-CURRENT ASSETS:**

| | |
|---|---:|
| Goodwill | 332,000 |
| Other intangibles, net | 345,000 |
| **Other non-current assets** | **677,000** |
| **Assets** | **977,011** |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | |
|---|---:|
| Accounts payable and accrued liabilities | 6,741 |
| Accrued salaries and benefits | 930 |
| Income tax payable | 3 |
| **Current liabilities** | **7,671** |

**NON-CURRENT LIABILITIES:**

| | |
|---|---:|
| Deferred tax liabilities - noncurrent | 96,587 |
| Other non-current liabilities | 6,950 |
| **Non-current liabilities** | **103,537** |
| **Liabilities** | **111,208** |

**SHAREHOLDERS EQUITY:**

| | |
|---|---:|
| Contributed capital | 479 |
| Additional paid-in capital | 2,512 |
| Retained earnings | 862,800 |
| Accumulated other comprehensive income | 12 |
| **Equity** | **865,803** |
| **Total liabilities and equity** | **$ 977,011** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**NYSE Technologies Connectivity, Inc.**
**STATEMENT OF INCOME**
Year Ended December 31, 2018
(Unaudited)
(In thousands)

| | | |
|---|---|---:|
| Transaction and clearing fees, net | | |
| Data services fees, net | $ | 140,215 |
| Affiliate revenue | | 5,220 |
| **Total revenue** | | **145,435** |
| Compensation and benefits | | 7,324 |
| Professional Services | | 72 |
| Acquisition-related transaction and integration costs | | 0 |
| Technology and communication | | 26,297 |
| Rent and occupancy | | 505 |
| Selling, general and administrative | | 1,988 |
| Depreciation and amortization | | 3,311 |
| Affiliate expense | | 16,750 |
| **Operating expenses** | | **56,247** |
| **Operating income** | | **89,188** |
| Affiliate interest income | | 9,326 |
| **Other expense, net** | | **9,326** |
| **Pre-tax net income** | | **98,514** |
| **Income tax benefit (expense)** | | **(25,572)** |
| **Net income** | | **72,942** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ASSETS:**

| | | |
|---|---|---:|
| Other assets | $ | 1 |
| **Total Assets** | | 1 |

**LIABILITIES AND EQUITY:**

**EQUITY:**

| | | |
|---|---|---:|
| Member capital | | 1 |
| Equity | | 1 |
| **Total Equity** | $ | 1 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial statement should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ICE TRADE THE WORLD

**onExchange Clearing Corporation (dormant)**
**Balance Sheet**
**As Of December 31, 2018**
**(Unaudited)**

## ASSETS:

| | | |
|---|---|---|
| Other assets | $ | 1 |
| Total assets | | 1 |

## LIABILITIES AND EQUITY:

## EQUITY:

| | | |
|---|---|---|
| Member capital | | 1 |
| Member equity | | 1 |
| | | |
| Total equity | $ | 1 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


**ICE** TRADE THE WORLD™

**PDR Services LLC**
**Balance Sheet**
**As Of December 31, 2018**
**(Unaudited)**

## ASSETS:

| | | |
|---|---|---|
| Other assets | | 1 |
| **Total assets** | $ | 1 |

## LIABILITIES AND EQUITY:

### EQUITY:

| | | |
|---|---|---|
| Member capital | | 1 |
| Equity | | 1 |
| **Total equity** | $ | 1 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**Pit Trader, LLC**
**Balance Sheet**
**As Of December 31, 2018**
**(Unaudited)**

**ASSETS:**

| | |
|---|---:|
| Other assets | 1 |
| **Total assets** | **$ 1** |

**LIABILITIES AND MEMBER EQUITY:**

**EQUITY:**

| | |
|---|---:|
| Member capital | 1 |
| Equity | 1 |
| **Total Equity** | **$ 1** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.


ICe TRADE THE WORLD"

# Q-WIXX B SUB, LLC
## BALANCE SHEET
### As of December 31, 2018
### (Unaudited)

**ASSETS:**

**OTHER NON-CURRENT ASSETS:**

| | | |
|---|---|---:|
| Investment in affiliates | | 1,989 |
| | Other non-current assets | 1,989 |
| | Assets | 1,989 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | | |
|---|---|---:|
| Due to affiliates | | 1,638 |
| | Current liabilities | 1,638 |

**EQUITY:**

| | | |
|---|---|---:|
| Retained earnings | | 351 |
| | Equity | 351 |
| | Total liabilities and equity | $ 1,989 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# Q-WIXX B SUB, LLC
## STATEMENT OF INCOME
### Year Ended December 31, 2018
### (Unaudited)
### (In thousands)

| | | |
|---|---|---|
| Total revenue | $ | - |
| Selling, general & administration | | - |
| Operating expenses | | - |
| Operating loss | | - |
| Pre-tax net loss | | - |
| Income tax benefit | | - |
| Net income | $ | - |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

## QW HOLDINGS , LLC
## BALANCE SHEET
### As of December 31, 2018
### (Unaudited)
### (In thousands)

**ASSETS:**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | - |
| Due from affiliates, net | | 5,604 |
| 'ent assets | | 5,604 |
| ıl assets | | 5,604 |
| | | |
| Retained earnings | $ | 4,431 |
| Contributed capital | | 1,173 |
| ıty | | 5,604 |
| ıl equity | $ | 5,604 |

ın of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring
) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally
inancial statements prepared in accordance with accounting principles generally accepted in the United States of America have been
ır omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at
1, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that
ıs not include all of the information required by generally accepted accounting principles for complete financial statements. These
tements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year
nber 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



## QW HOLDINGS, LLC
## STATEMENT OF INCOME
### Year Ended December 31, 2018
### (Unaudited)
### (In thousands)

| | | |
|---|---|---|
| Total revenue | $ | - |
| | | |
| Selling, general & administration | | - |
| Operating expenses | | - |
| | | |
| Operating loss | | - |
| | | |
| Intercompany interest income | | 234 |
| Pre-tax net income | | 234 |
| | | |
| Income tax expense | | - |
| | | |
| Net income | $ | 234 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

# Radiate, Inc.
## Balance Sheet
## As of December 31, 2018
## (Unaudited)
## (in thousands)

| | | |
|---|---|---:|
| **CURRENT ASSETS:** | | |
| Cash and cash equivalents | $ | 371 |
| Due from affiliates | | 175 |
| **Current assets** | | 546 |
| | | |
| **OTHER NON-CURRENT ASSETS:** | | |
| Other intangibles, net | | 3,953 |
| **Other non-current assets** | | 3,953 |
| | | |
| **Total assets** | $ | 4,499 |
| | | |
| **LIABILITIES and EQUITY:** | | |
| | | |
| **CURRENT LIABILITIES:** | | |
| Due to affiliates | | - |
| **Current liabilities** | | - |
| | | |
| **NON-CURRENT LIABILITIES:** | | |
| Deferred tax liabilities- non current | | 1,021 |
| **Non-current liabilities** | | 1,021 |
| | | |
| **Total liabilities** | | 1,021 |
| | | |
| **EQUITY:** | | |
| Contributed capital | | - |
| Retained earnings | | 3,478 |
| **Total equity** | | 3,478 |
| | | |
| **Total liabilities and equity** | $ | 4,499 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

# Radiate, Inc.
## Statement of Income
## Year Ended December 31, 2018
## (Unaudited)
## (in thousands)

| | |
|---|---:|
| **Revenue:** | |
| Other Revenue | 26 |
| **Total Revenue** | 26 |
| | |
| **Expenses:** | |
| Compensation and benefits | 138 |
| Professional services | 60 |
| Amortization and Depreciation | 1,132 |
| **Operating expenses** | 1,330 |
| **Operating loss** | (1,304) |
| | |
| **Other expense, net** | - |
| | |
| **Pre-tax net loss** | (1,304) |
| | |
| Income tax benefit | 361 |
| **Net loss** | $ (943) |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

 TRADE THE WORLD™

# SECURITIES EVALUATIONS, INC.
## BALANCE SHEET
### As of December 31, 2018
### (Unaudited)
### (In thousands)

**CURRENT ASSETS:**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 515 |
| Accounts receivable, net of allowance | | 21,647 |
| Prepaid expenses and other current assets | | 155 |
| Due from affiliates | | 12,313 |
| **Current assets** | | 34,630 |

**PROPERTY AND EQUIPMENT**

| | |
|---|---:|
| Property and equipment cost | 801 |
| Accumulated depreciation | (413) |
| **Property and equipement, net** | 388 |

**OTHER NON-CURRENT ASSETS:**

| | |
|---|---:|
| Goodwill | 276,704 |
| Other intangibles, net | 123,164 |
| Deferred income tax asset- noncurrent | 952 |
| **Other non-current assets** | 400,820 |
| **Assets** | 435,838 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | |
|---|---:|
| Accounts payable and accrued liabilities | 446 |
| Accrued salaries and benefits | 388 |
| **Current liabilities** | 834 |

**NON-CURRENT LIABILITIES:**

| | |
|---|---:|
| Deferred tax liabilities- noncurrent | 36,823 |
| **Non-current liabilities** | 36,823 |
| **Liabilities** | 37,657 |

**SHAREHOLDERS EQUITY:**

| | | |
|---|---|---:|
| Contributed capital | | 286 |
| Retained earnings | | 397,895 |
| **Equity** | | 398,181 |
| **Total liabilities and equity** | $ | 435,838 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**SECURITIES EVALUATIONS, INC.**
**STATEMENT OF INCOME**
Year Ended December 31, 2018
(Unaudited)
(In thousands)

| | |
|---|---:|
| Data services fees, net | $ - |
| **Total revenue** | - |
| | |
| Compensation and benefits | 1 |
| Acquisition-related transaction and integration costs | 923 |
| Depreciation and amortization | 10,697 |
| **Operating expenses** | **11,621** |
| **Operating loss** | **11,621** |
| | |
| Affiliate interest income | 729 |
| Other income, net | 80 |
| **Other income, net** | **809** |
| **Pre-tax net loss** | **10,812** |
| **Income tax benefit** | **3,186** |
| **Net loss** | **7,626** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**Securities Industry Automation Corporation**
**BALANCE SHEET**
As of December 31, 2018
(Unaudited)
(in thousands)

**CURRENT ASSETS:**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 566 |
| Accounts receivable, net of allowance | | 3,079 |
| Due from Affiliates | | 258,598 |
| Prepaid expenses and other current assets | | 5,043 |
| **Current assets** | | 267,286 |

**PLANT PROPERTY AND EQUIPMENT:**

| | |
|---|---:|
| Property and equipment | 332,297 |
| Accumulated depreciation | (202,005) |
| **Property and equipment, net** | 130,292 |
| | |
| **Assets** | 397,578 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | |
|---|---:|
| Accounts payable and accrued liabilities | 3,989 |
| Accrued salaries and benefits | 7,196 |
| Income Tax Payable | 2,917 |
| **Current liabilities** | 14,102 |

**NON-CURRENT LIABILITIES:**

| | |
|---|---:|
| Deferred tax liabilities - current | 9,332 |
| Other non-current liabilities | 7,434 |
| **Non-current liabilities** | 16,766 |
| | |
| **Liabilities** | 30,868 |

**SHAREHOLDERS EQUITY:**

| | | |
|---|---|---:|
| Additional paid-in capital | | 14,703 |
| Retained earnings | | 352,007 |
| **Equity** | | 366,710 |
| **Total liabilities and equity** | $ | 397,578 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**Securities Industry Automation Corporation**
**STATEMENT OF INCOME**
Year Ended December 31, 2018
(Unaudited)
(In thousands)

| | | |
|---|---|---:|
| Transaction and clearing fees, net | | |
| Data services fees, net | $ | 14,314 |
| Affiliate revenue | | 97,989 |
| **Total revenue** | | **112,303** |
| Compensation and benefits | | 32,669 |
| Professional services | | 1,615 |
| Technology and communication | | 25,120 |
| Rent and occupancy | | 388 |
| Selling, general and administrative | | 2,034 |
| Depreciation and amortization | | 29,490 |
| **Operating expenses** | | **91,316** |
| **Operating income** | | **20,987** |
| **Pre-tax net income** | | **20,987** |
| **Income tax expense** | | **4,445** |
| **Net income** | | **16,542** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

 TRADE THE WORLD

**Stock Clearing Corporation**
**BALANCE SHEET**
**As of December 31, 2018**
**(Unaudited)**
**(in thousands)**

| | | | |
|---|---|---|---|
| **CURRENT ASSETS:** | | | |
| Due from Affiliates | | $ | 2,764 |
| | Current assets | | 2,764 |
| | | | |
| **NON-CURRENT ASSETS:** | | | |
| Goodwill | | | (19) |
| Other noncurrent assts | | | 300 |
| | Other non-current assets | | 281 |
| | Assets | | 3,045 |
| | | | |
| **LIABILITIES and EQUITY:** | | | |
| | | | |
| **CURRENT LIABILITIES:** | | | |
| Accounts payable and accrued liabilities | | | - |
| | Current liabilities | | - |
| | | | |
| | Liabilities | | - |
| | | | |
| **SHAREHOLDERS EQUITY:** | | | |
| Retained earnings | | | 3,045 |
| | Equity | | 3,045 |
| | Total liabilities and equity | $ | 3,045 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**Stock Clearing Corporation**
**STATEMENT OF INCOME**
Year Ended December 31, 2018
(Unaudited)
(In thousands)

| | |
|---|---:|
| Other revenues | $ - |
| **Total revenue** | 0 |
| Selling, general and administrative | 0 |
| **Operating expenses** | 0 |
| **Operating income** | 0 |
| **Other expense, net** | 0 |
| **Pre-tax net income** | 0 |
| **Income tax expense** | 0 |
| **Net income** | 0 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**Strike Network Services LLC**
**BALANCE SHEET**
As of December 31, 2018
(Unaudited)
(in thousands)

**CURRENT ASSETS:**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 12 |
| Due from affiliates | | 21 |
| Current assets | | 33 |

**PLANT PROPERTY AND EQUIPMENT:**

| | |
|---|---|
| Property and equipment | 400 |
| Accumulated depreciation | (127) |
| Property and equipment, net | 273 |
| | |
| Assets | 306 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | |
|---|---|
| Accounts payable and accrued liabilities | - |
| Current liabilities | 0 |
| | |
| Liabilities | 0 |

**SHAREHOLDERS EQUITY:**

| | | |
|---|---|---|
| Retained earnings | | 306 |
| Equity | | 306 |
| Total liabilities and equity | $ | 306 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**Strike Network Services LLC**
**STATEMENT OF INCOME**
Year Ended December 31, 2018
(Unaudited)
(In thousands)

| | |
|---|---:|
| Data services fees, net | - |
| **Total revenue** | 0 |
| Depreciation and amortization | 68 |
| **Operating expenses** | 68 |
| **Operating loss** | (68) |
| **Pre-tax net loss** | (68) |
| **Net loss** | (68) |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**StrikeNET LLC**
**BALANCE SHEET**
**As of December 31, 2018**
**(Unaudited)**
**(in thousands)**

**CURRENT ASSETS:**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 26 |
| Due from affiliates | | 92 |
| **Current assets** | | 118 |
| **Assets** | | 118 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | |
|---|---|
| Accounts payable and accrued liabilities | - |
| **Current liabilities** | 0 |
| **Liabilities** | 0 |

**SHAREHOLDERS EQUITY:**

| | | |
|---|---|---|
| Retained earnings | | 118 |
| **Equity** | | 118 |
| **Total liabilities and equity** | $ | 118 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**StrikeNET LLC**
**STATEMENT OF INCOME**
Year Ended December 31, 2018
(Unaudited)
(in thousands)

| | |
|---|---:|
| Data services fees, net | - |
| **Total revenue** | **0** |
| Selling, general and administrative | 1 |
| **Operating expenses** | **1** |
| **Operating loss** | **(1)** |
| **Pre-tax net loss** | **(1)** |
| **Net loss** | **(1)** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**Tap and Trade Inc (dormant)**
**Balance Sheet**
**As Of December 31, 2018**
**(Unaudited)**

**ASSETS:**

| | | |
|---|---|---|
| Other assets | | 1 |
| **Total assets** | $ | 1 |

**LIABILITIES AND EQUITY:**

**EQUITY:**

| | |
|---|---|
| Member capital | 1 |
| Equity | 1 |

| | | |
|---|---|---|
| **Total equity** | $ | 1 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**The Clearing Corporation**
**Balance Sheet**
**As of December 31, 2018**
(Unaudited)
(in thousands)

| | | |
|---|---|---:|
| **CURRENT ASSETS:** | | |
| Cash and cash equivalents | $ | 567 |
| Due from affiliate | | 127 |
| **Current Assets** | | 694 |
| | | |
| **PLANT PROPERTY AND EQUIPMENT:** | | |
| Property and equipment cost | | 318 |
| Accumulated depreciation | | (318) |
| **Property and Equipment, Net** | | 0 |
| | | |
| **OTHER NONCURRENT ASSETS:** | | |
| Goodwill | | 22,514 |
| **Other non-current assets** | | 22,514 |
| | | |
| **Assets** | $ | 23,208 |
| | | |
| **LIABILITIES and EQUITY:** | | |
| | | |
| **NON CURRENT LIABILITIES:** | | |
| Deferred Tax Liabilities -Non Current | | (890) |
| **Other non-current liabiities** | | (890) |
| | | |
| **CURRENT LIABILITIES:** | | |
| Accounts payable and accrued liabilities | $ | 3 |
| Due from affiliates, net | | 0 |
| **Current liabilities** | | 3 |
| | | |
| **Liabilities** | | (887) |
| | | |
| **EQUITY:** | | |
| Contributed capital | | 90,246 |
| Retained deficit | | (66,151) |
| **Total Equity** | | 24,095 |
| | | |
| **Total Liabilities and Equity** | $ | 23,208 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

**The Clearing Corporation**
**Statement of Income**
**Year Ended December 31, 2018**
(Unaudited)
(in thousands)

| | |
|---|---:|
| **Revenues:** | |
| Other revenue | 0 |
| **Total revenue** | 0 |
| | |
| **Expenses:** | |
| Professional services | 3 |
| Selling, general and administrative | 109 |
| Depreciation and amortization | 425 |
| **Operating expenses** | 537 |
| **Operating loss** | (537) |
| | |
| Interest income | 10 |
| **Other income** | 10 |
| | |
| **Pre-tax net loss** | (527) |
| Income tax expense Benefit | 38 |
| **Net loss** | $ (489) |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**TheDebtCenter, LLC**
**Balance Sheet**
**As of December 31, 2018**
(Unaudited)
(in thousands)

## Current assets:

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | - |
| **Current assets** | | - |

## Property and equipment:

| | | |
|---|---|---:|
| Property and equipment cost | | (4,808) |
| Accumulated depreciation | | 6,586 |
| **Property and equipment, net** | | 1,778 |

## Other non-current assets:

| | | |
|---|---|---:|
| Goodwill | | 423,393 |
| Other intangibles assets, net | | 252,347 |
| Investment in subsidiary | | 15,773 |
| **Other non-current assets** | | 691,513 |
| **Total assets** | $ | 693,291 |

### LIABILITIES and EQUITY

## Current liabilities:

| | | |
|---|---|---:|
| Accounts payable and accrued liabilities | $ | - |
| **Current liabilities** | | - |

## Non-current liabilities:

| | | |
|---|---|---:|
| Other noncurrent liabilities | | 63 |
| **Non-current liabilities** | | 63 |
| **Total liabilities** | | 63 |

## Equity:

| | | |
|---|---|---:|
| Contributed capital | | - |
| Retained earnings | | 693,228 |
| **Total equity** | | 693,228 |
| **Total liabilities and equity** | $ | 693,291 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

**TheDebtCenter, LLC**
**Statement of Income**
**Year Ended December 31, 2018**
(Unaudited)
(in thousands)

| | | |
|---|---|---:|
| **Revenues:** | | |
| Other revenues | $ | - |
| **Total revenues** | | - |
| | | |
| **Expenses:** | | |
| Compensation and benefits | | (1,778) |
| Rent and occupancy | | 31 |
| Depreciation and amortization | | 8,843 |
| **Operating expenses** | | 7,096 |
| **Operating loss** | | (7,096) |
| | | |
| Other expenses, net | | - |
| **Other expense, net** | | - |
| **Pre-tax net loss** | | (7,096) |
| Income tax expense | | - |
| **Net loss** | $ | (7,096) |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ICe TRADE THE WORLD™

**TradeCapture OTC Corp**
**Balance Sheet**
**As Of December 31, 2018**
**(Unaudited)**
**(In thousands)**

**CURRENT ASSETS:**

| | |
|---|---:|
| Accounts receivable, net of allowance | 15 |
| Income Tax Receivable | 2 |
| **Current assets** | 17 |

**PROPERTY PLANT AND EQUIPMENT:**

| | |
|---|---:|
| Property and equipment cost | 6,212 |
| Accumulated depreciation | (5,079) |
| **Property and equipment net** | 1,133 |

**OTHER NON-CURRENT ASSETS**

| | |
|---|---:|
| Investment in subsidiary | 168 |
| Other non-current assets | 5 |
| **Other non-current assets** | 173 |
| **Total assets** | $ 1,323 |

**LIABILITIES AND EQUITY:**

**CURRENT LIABILITIES:**

| | |
|---|---:|
| Accounts payable and accrued liabilities | 3 |
| Accrued salaries and benefits | 215 |
| Due to affiliates | 18,114 |
| Deferred revenue | 16 |
| **Current liabilities** | 18,348 |

**NONCURRENT LIABILITIES:**

| | |
|---|---:|
| Deferred tax liabilities - noncurrent | 271 |
| Other noncurrent liabilities | 0 |
| **NonCurrent Liabilities** | 271 |
| **Total liabilities** | 18,619 |

**EQUITY:**

| | |
|---|---:|
| Additional paid-in capital | 5,009 |
| Net deficit | (22,305) |
| **Equity** | (17,296) |
| **Total liabilities and equity** | $ 1,323 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of norr recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**TradeCapture OTC Corp**
**Income Statement**
**Year Ended December 31, 2018**
**(Unaudited)**
**(In thousands)**

**REVENUES:**

| | | |
|---|---|---|
| Other revenue | $ | 62 |
| **Operating revenues** | | **62** |

**OPERATING EXPENSES:**

| | |
|---|---|
| Compensation and benefits | 420 |
| Professional services | 37 |
| Mergers and acquisition expenses | |
| Rent and other occupancy | 74 |
| Technology and communcations | 49 |
| Selling, general & administration | (3) |
| Amortization & depreciation expense | 759 |
| Service & license fees to affiliates | 373 |
| **Operating expenses** | **1,709** |

| | |
|---|---|
| **Operating loss** | **(1,647)** |
| Income tax benefit | 467 |
| **Net loss** | $ **(1,180)** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD*

**TradeCapture OTC Holdings, Inc.**
**Balance Sheet**
**As Of December 31, 2018**
**(Unaudited)**
**(In thousands)**

| | | |
|---|---|---:|
| **CURRENT ASSETS:** | | |
| Due from affiliate | $ | 6,010 |
| Current assets | | 6,010 |
| | | |
| **OTHER NON-CURRENT ASSETS** | | |
| Deferred tax assets - non-current | | 17 |
| Goodwill | | 8,745 |
| Other non-current assets | | 8,762 |
| | | |
| **Total assets** | $ | 14,772 |
| | | |
| **EQUITY:** | | |
| Contributed Capital | $ | 10,880 |
| Retained Earnings | | 3,892 |
| Equity | | 14,772 |
| | | |
| **Total liability and equity** | $ | 14,772 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**TradeCapture OTC Holdings Inc.**
**Income Statement**
**Year Ended December 31, 2018**
**(Unaudited)**
**(In thousands)**

| | | |
|---|---|---:|
| **TOTAL REVENUE** | $ | - |
| | | |
| **OPERATING EXPENSES:** | | |
| Selling, general and administrative | | 26 |
| **Operating expenses** | | 26 |
| | | |
| **Pre-tax net loss** | | (26) |
| | | |
| Income tax Benefit | | 7 |
| | | |
| **Net loss** | $ | (19) |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


**Ice** TRADE THE WORLD®


**Trebuchet Holdings, LLC**
**Balance Sheet**
**As Of December 31, 2018**
**(Unaudited)**
**(In thousands)**


**PLANT PROPERTY AND EQUIPMENT**

| | | |
|---|---|---:|
| Property and equipment cost | $ | 1,060 |
| Accumulated depreciation | | (1,060) |
| **Property and equipment net** | | 0 |
| | | |
| **Total assets** | $ | - |

**LIABILITIES AND MEMBER EQUITY:**

**CURRENT LIABILITIES:**

| | | |
|---|---|---:|
| Due to affiliates | $ | 2,000 |
| **Current liabilities** | | 2,000 |
| | | |
| **Total liabilities** | | **2,000** |

**EQUITY:**

| | | |
|---|---|---:|
| Contributed capital | | 1,519 |
| Retained deficit | | (3,519) |
| **Equity** | | **(2,000)** |
| | | |
| **Total liabilities and equity** | $ | - |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of norm recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of information required by generally accepted accounting principles for complete financial statements. These financial statement should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year en December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**Trebuchet Holdings, LLC**
**Income Statement**
**Year Ended December 31, 2018**
**(Unaudited)**
**(In thousands)**

| | | |
|---|---|---:|
| **Total Revenue** | $ | - |
| | | |
| **OPERATING EXPENSES:** | | |
| Amortization & depreciation expense | $ | - |
| **Operating expenses** | | 0 |
| | | |
| **Net loss** | $ | - |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


**ICe** TRADE THE WORLD™

**When-Tech LLC[1]**
**Balance Sheet**
**As Of December 31, 2018**
**(Unaudited)**
**(in thousands)**

**CURRENT ASSETS:**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 1,112 |
| Accounts receivable, net of allowance | | 1,206 |
| **Current Assets** | | 2,318 |

**PROPERTY PLANT AND EQUIPMENT:**

| | |
|---|---|
| Property and Equipment Cost | 9,092 |
| Accumulated Depreciation | (7,274) |
| **Property and Equipment Net** | 1,818 |

**OTHER NONCURRENT ASSETS**

| | |
|---|---|
| Goodwill | 16,237 |
| Other Intangibles, net | - |
| **Other Noncurrent Assets** | 16,237 |

| | | |
|---|---|---|
| **Total Assets** | $ | 20,373 |

**LIABILITIES AND MEMBER EQUITY:**

**CURRENT LIABILITIES:**

| | | |
|---|---|---|
| Accounts payable and accrued liabilities | $ | 21 |
| Accrued salaries and benefits | | 414 |
| Due to affiliate | | 2,102 |
| Deferred revenue | | 276 |
| **Current Liabilities** | | 2,813 |

| | |
|---|---|
| **Total Liabilities** | 2,813 |

**EQUITY:**

| | |
|---|---|
| Contributed capital | 4,841 |
| Retained deficit | 12,719 |
| **Member equity** | 17,560 |

| | | |
|---|---|---|
| **Total liabilities and equity** | $ | 20,373 |

(1) Entity was merged into ICE Data, LP on April 29, 2019.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**When-Tech LLC[1]**
**Income Statement**
**Year Ended December 31, 2018**
**(Unaudited)**
**(in thousands)**

**REVENUES:**

| | | |
|---|---|---|
| Market data fees, revenue | $ | 4,696 |
| **Operating revenues** | | **4,696** |

**OPERATING EXPENSES:**

| | |
|---|---|
| M&A Expenses | 0 |
| Compensation and benefits | 1,787 |
| Professional services | 0 |
| Rent and occupancy | 197 |
| Technology and communication | 2 |
| Selling, general and administrative | 57 |
| Depreciation and amortization | 1,628 |
| Service and license fees to affiliate | 1,675 |
| **Operating Expenses** | **5,346** |

| | | |
|---|---|---|
| **Net loss** | $ | **(650)** |

(1) Entity was merged into ICE Data, LP on April 29, 2019.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


**ice** TRADE THE WORLD™

**Wireless Internetwork LLC**
**BALANCE SHEET**
As of December 31, 2018
(Unaudited)
(in thousands)

**CURRENT ASSETS:**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 3 |
| Current assets | | 3 |

**PLANT PROPERTY AND EQUIPMENT:**

| | |
|---|---:|
| Property and equipment | 112 |
| Accumulated depreciation | (64) |
| Property and equipment, net | 48 |
| Assets | 51 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | |
|---|---:|
| Due to afilliates | 118 |
| Current liabilities | 118 |
| Liabilities | 118 |

**SHAREHOLDERS EQUITY:**

| | | |
|---|---|---:|
| Retained deficit | | (67) |
| Equity | | (67) |
| Total liabilities and equity | $ | 51 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**Wireless Internetwork LLC**
**STATEMENT OF INCOME**
Year Ended December 31, 2018
(Unaudited)
(In thousands)

| | |
|---|---:|
| Data services fees, net | - |
| **Total revenue** | 0 |
| Depreciation and amortization | 12 |
| **Operating expenses** | 12 |
| **Operating loss** | (12) |
| **Pre-tax net loss** | (12) |
| **Net loss** | (12) |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ICe TRADE THE WORLD

**Yellow Jacket[1]**
**Balance Sheet**
**As Of December 31, 2018**
**(Unaudited)**
**(In thousands)**

**CURRENT ASSETS:**

| | |
|---|---:|
| Cash & Equivalents | $ (15) |
| Accounts receivable, net of allowance | 2,495 |
| Prepaid expenses and other current assets | 11 |
| Current Income Tax Receivable | 1 |
| **Current assets** | 2,492 |

**PROPERTY PLANT AND EQUIPMENT:**

| | |
|---|---:|
| Property and equipment cost | 31,801 |
| Accumulated depreciation | (25,156) |
| **Property and equipment net** | 6,645 |

**OTHER NONCURRENT ASSETS**

| | |
|---|---:|
| Goodwill | 62,065 |
| Other intangibles, net | 809 |
| **Other noncurrent assets** | 62,874 |
| **Total assets** | $ 72,011 |

**LIABILITIES AND MEMBER EQUITY:**

**CURRENT LIABILITIES:**

| | |
|---|---:|
| Accounts payable and accrued liabilities | $ 136 |
| Accrued salaries and benefits | 1,780 |
| Deferred revenue | 2,284 |
| Due to affiliate | 44,909 |
| **Current liabilities** | 49,109 |

**NONCURRENT LIABILITIES:**

| | |
|---|---:|
| Deferred tax liabilities - noncurrent | 1,777 |
| **Noncurrent liabilities** | 1,777 |
| **Total liabilities** | 50,886 |

**MEMBER EQUITY:**

| | |
|---|---:|
| Member capital | 55,107 |
| Additional paid-in capital | 10,350 |
| Retained Deficit | (44,332) |
| **Member equity** | 21,125 |

| | |
|---|---:|
| **Total liabilities and member equity** | $ 72,011 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

(1) Entity was merged into ICE Data, LP on April 29, 2019.



**Yellow Jacket[1]**
**Income Statement**
**As Of December 31, 2018**
**(Unaudited)**
**(In thousands)**

## REVENUES:

| | | |
|---|---|---:|
| Data service fees | $ | 7,534 |
| **Operating revenues** | | **7,534** |

## OPERATING EXPENSES:

| | |
|---|---:|
| Compensation and benefits | 6,298 |
| Professional services | 69 |
| Rent and other occupancy | 1,083 |
| Technology and communication | (115) |
| Selling, general & administration | 230 |
| Amortization & depreciation expense | 5,704 |
| Service & license fees to affiliates | 1,051 |
| **Operating expenses** | **14,320** |

| | | |
|---|---|---:|
| **Pre-tax loss** | | (6,786) |
| Income tax benefit | | (1,935) |
| **Net loss** | $ | **(4,851)** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

(1) Entity was merged into ICE Data, LP on April 29, 2019.

EXHIBIT F

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE CHICAGO, INC.


JUNE 2019

A complete set of NYSE Chicago, Inc.'s forms
pertaining to application for membership,
participation, or subscription, and application
for approval as a person associated with
a member, participant, or subscriber follows.

This information is publicly available on the
Exchange's website at www.nyse.com

# NYSE Master User Agreement

Several NYSE Entities operate markets for options and equities (each, a "Platform"). This User Agreement is made between the NYSE Entity(ies) indicated for the Platform selected below ("NYSE") and the User, as identified below.

| Platform: | NYSE Entity(ies) |
|---|---|
| ☐ NYSE Arca Equities | NYSE Arca, LLC |
| ☐ New York Stock Exchange | New York Stock Exchange LLC |
| ☐ NYSE American | NYSE American LLC |
| ☐ NYSE National | NYSE National, Inc. |
| ☐ NYSE Chicago | NYSE Chicago, Inc. |
| ☐ NYSE American Options | NYSE Amex Options LLC |
| ☐ NYSE Arca Options | NYSE Arca, Inc. |

**Note: Please provide a signature page for each entity selected.**

User: _____ CRD #: _____

Business Address: _____

City: _____ State: _____ Zip Code: _____

Contact Name: _____ Telephone: _____

Email: _____

☐ Corporation  ☐ Limited Liability Company  ☐ Partnership  ☐ Sole Proprietor

## 1. Definitions

(a) "Authorized Trader" means a person authorized to submit orders to the Platform on behalf of his or her User.

(b) "Connectivity Questionnaire" means the Connectivity Questionnaire or successor form that is located at www.nyse.com.

(c) "Effective Date" means the date this User Agreement is signed by the relevant NYSE Entity(ies).

(d) "Permit" means a trading permit (e.g., Equity Trading Permit, Options Trading Permit, Amex Trading Permit) or member identification number issued by a NYSE Entity for effecting approved securities transactions on a Platform.

(e) "Permit Holder" means a Sole Proprietorship, Partnership, Corporation, LLC or other organization in good standing that has been issued a Permit in accordance with the Rules.

(f) "Information" has the meaning set forth in subsection 6(a).

(g) "Rules" means, with respect to the relevant NYSE Entity(ies) for each Platform, that NYSE Entity's(ies') operating agreements, certification of incorporations, bylaws, rules, procedures, policies, practices, technical specifications, circulars, notices, interpretations, directives and decisions, each as amended from time to time.

(h) "Session Request Form" means the NYSE/NYSE American and NYSE Arca Session Request form or successor form that is located at https://www.nyse.com/publicdocs/nyse/markets/nyse/Client_Session_Request_Form.pdf or successor location.

(i) "User" means the entity, other than NYSE, that has signed this User Agreement.

## 2. Rights and Obligations

(a) <u>Access</u>. Pursuant to the terms and conditions of this User Agreement, NYSE grants the User a personal, non-exclusive, non-transferable, revocable (at will) right to connect to and access the Platform only in accordance with the then-current Rules and User's obligations under this User Agreement and solely for the purpose of placing orders with the Platform for execution and for receiving information from the Platform about these orders. Further, NYSE grants to User a perpetual, non-exclusive, non-assignable, non-transferable, worldwide irrevocable, royalty-free, fully-paid up license to use, reproduce, display, compile, modify and create derivative works (which derivative works are the exclusive property of User), the information and data received during the term of this Agreement through the Platform even after termination or cancellation of this Agreement. The User is solely and exclusively responsible for any hardware, software, communication equipment, communication services, information formatting requirements or other items or services necessary for accessing and using the Platform. User must request connection to the Platform in a Connectivity Questionnaire accepted by NYSE and must document all requested connectivity in a Session Request Form. For clarity, this license does not permit User to distribute or have distributed data made available from the Platform as a stand-alone commercial service or as part of a compilation, along with data supplied from other Users, in competition with data services of NYSE or an affiliate of NYSE, though User may distribute derivative works it has created under the license set forth in this Section 2(a) as a stand-alone commercial service.

(b) <u>Restrictions on Use; Security</u>. Except as permitted under this Agreement, User may not sell, lease, furnish or otherwise permit or provide access to the Platform or any information or data made available from the Platform to any other entity or to any individual that is not User's employee, customer, agent or regulator; provided User may provide access to information or data made available from the Platform when compelled to disclose pursuant to legal process provided by a court of competent jurisdiction or other governmental entity or regulatory or self-regulatory authority to whose jurisdiction the receiving party is subject. User accepts full responsibility for its employee's, customers' and agent's connection to and use of the Platform and for their compliance with the Rules and the User's obligations under this User Agreement. User shall ensure its employees, customers and agents are made aware (to the extent necessary) of the terms of this User Agreement and that all relevant rights and obligations are reflected in the User's contractual relationships with these third parties (to the extent appropriate). User shall not and shall not allow any other party to alter, decompile or disassemble any code underlying the Platform, attempt to circumvent any security protections for the Platform or interfere with or disrupt the Platform or any servers or networks connected to the Platform. User shall ensure that there is no unauthorized use of or access to the Platform, including unauthorized entry of information into the Platform, or the information and data made available by the Platform. User is responsible for all orders, trades and other messages and instructions entered, transmitted or received under identifiers, passwords and security codes of Authorized Traders, and for the trading and consequences of these orders, trades and other messages and instructions. Unless otherwise expressly authorized in writing, the Rules or as otherwise permitted by law, User, including any service bureau or public extranet, may not redistribute the information and data made available by the Platform.

(c) <u>User Information</u>. As consideration for receiving authorization to use the Platform, User grants to NYSE a perpetual, non-exclusive, non-assignable and non-transferable (except in both cases as set forth in Section 11), world-wide, irrevocable, royalty-free, fully-paid-up license to use, reproduce, display, compile, modify and create derivative works (which derivative works are the exclusive property of NYSE) of the information and data supplied by User to the Platform, including information or data of or related to User's customers and agents (collectively, "User Data"). User represents and warrants that User owns or has sufficient rights in the information and data to authorize NYSE to perform all of its obligations under this User Agreement and that may be required for User's and NYSE use of the information and data. User represents and warrants that use or delivery of this information and data by User and NYSE: (i) does not violate any copyright, patent, trademark or trade secrets law; (ii) is not an infringement of any kind of any rights of any third party; (iii) does not constitute defamation or invasion of the right of privacy or publicity; and (iv) will not violate any applicable law, regulation or the Rules. No provision in this Agreement impairs any right, interest or use of the information and data supplied by User granted by operation of Securities and Exchange Commission ("SEC") rules or any other rule or law. Except as set forth in this Section 2(c), the parties agree that this Agreement does not grant NYSE any license with respect to User's technology, patents, copyrights, or any other intellectual property.

(d) <u>Fees</u>. User shall pay when due all amounts payable arising from User's access to the Platform. These amounts include applicable exchange and regulatory fees.

(e) <u>Order Designation</u>. All orders and any trades resulting from these orders are the responsibility of the Permit Holder from which the orders originated.

(f) <u>Market Data</u>. User acknowledges that NYSE sells market data products incorporating data from users of the Platform (including User Data) ("Market Data Products") and agrees that nothing in this Agreement other than Section 6(e) interferes with or will be deemed to interfere with NYSE's rights to sell Market Data Products. NYSE shall file fees for any Market Data Products (other than historical and reference data products) with the SEC.

(g) <u>Reverse Engineering</u>. NYSE shall not reverse engineer, decompile, disassemble, or otherwise attempt to derive User's proprietary trading strategies, including algorithms used by User.

### 3. Compliance

(a) <u>Compliance with the Rules and Law</u>. User acknowledges that connection to and use of the Platform is governed by the Rules. User represents and warrants that: (i) it will use the Platform only if and when it is authorized to use the Platform pursuant to the Rules and when User is a Permit Holder; (ii) it will comply with the Rules and all applicable laws and regulations, and only connect to and use the Platform in compliance with the Rules and all applicable laws and regulations; (iii) it is and will remain responsible for its connection to and use of the Platform and the connection to and use of the Platform by any of its employees, customers and agents; and (iv) it will familiarize all Authorized Traders with all of User's obligations under this User Agreement and will ensure that they receive appropriate training prior to any use or access to the Platform.

(b) <u>Monitoring</u>. NYSE may monitor the User's connection to and use of the Platform for compliance with all applicable laws, regulations, the Rules and this User Agreement. User shall monitor its employees, agents and customers for compliance with the Rules, the rules and regulations of any self-regulatory organizations of which User is a member, all other applicable regulations and all applicable federal and state laws.

(c) <u>Integrity of the Platform</u>. User shall not: (i) alter the information or data supplied to or received from the Platform in violation of the Rules, (ii) materially affect the integrity of the information or data supplied to or received from the Platform, or (iii) supply or render information or data to or from the Platform that is illegal, inaccurate, unfair, uninformative, fictitious, misleading or discriminatory. User shall not permit its employees, agents, or customers to interfere with or adversely affect the Platform or any connection to and use of the Platform by any other authorized individuals or entities.

(d) <u>Indemnity</u>. User shall indemnify, defend and hold NYSE and its affiliates, officers, directors, employees and agents harmless from and against all claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries and deficiencies, including interest, penalties and attorneys' fees, (collectively, "Claims"), arising from or as a result of (i) User's breach of its obligations under this User Agreement; (ii) NYSE's use or disclosure of User's Information or information in accordance with Section 6(b) (except when used or disclosed for a non-regulatory purpose) or (iii) otherwise from User's connection to and use of the Platform (including connection and use by User's employees, customers and agents) or misuse of the information and data received during the term of this Agreement from the Platform, except in all cases (i)-(iii) to the extent the Claims arise from NYSE's gross negligence, willful misconduct, fraud, breach of this User Agreement or where the Rules provide for liability on the part of NYSE. NYSE may participate, at its own expense, in any defense and settlement directly or through counsel of their choice and User shall not, without the prior written consent of NYSE, enter into any settlement agreement: 1) on terms that would diminish the rights provided to NYSE or increase the obligations assumed by NYSE under this User Agreement, and 2) which does not include an unconditional release of NYSE by every claimant or plaintiff from all liability in respect to the claim, demand, expense, obligation, liability, damage, recovery or deficiency.

### 4. Change of the Platform

Nothing in this User Agreement constitutes an obligation by NYSE to continue or support any aspect of the Platform in its current form or previous forms. NYSE may from time to time make additions, deletions or modifications to the Platform. NYSE may temporarily or permanently, unilaterally condition, modify or terminate the right of any individuals or entities to access, receive or use the Platform in accordance with the Rules. Further, NYSE may temporarily or permanently terminate the right of any individuals or entities to access the Platform at any time.

### 5. Ownership

All patents, copyrights, trade secrets, trademarks and other property rights in or related to the Platform and the information and data made available through and/or generated as a result of the Platform (including compilation rights in information and data) are and will remain the exclusive property of NYSE or its licensors. User shall attribute the source as appropriate under all circumstances. For the avoidance of doubt, User retains ownership of all intellectual property rights in and related to its systems, User Data, name, trade name, trademarks and service marks.

6.  **Information**

    (a) <u>Confidentiality</u>. Both parties acknowledge that: (i) the Platform and the information and data made available in the Platform (excluding User Data) incorporate confidential and proprietary information developed, acquired by or licensed to NYSE, including confidential information of NYSE or other entities, and (ii) each party may receive or have access to other proprietary or confidential information disclosed and marked as confidential by the disclosing party (the confidential and proprietary information in (i) and (ii), collectively, the "Information"). Except as set forth in this User Agreement, the receiving party shall use the disclosing party's Information solely to perform its obligations under this User Agreement. The receiving party shall take all precautions necessary to safeguard the confidentiality of the disclosing party's Information, including: (i) those taken by the receiving party to protect its own confidential information, and (ii) those which the disclosing party may reasonably request from time to time.

    (b) <u>Disclosure</u>. The receiving party shall not disclose, in whole or in part, the disclosing party's Information to any person, except as specifically authorized under this User Agreement. User shall not disclose any data or compilations of data made available to User by the Platform without the express, prior written authorization of NYSE or as specifically authorized under this User Agreement. User consents to NYSE disclosing Information: (i) in accordance with its regulatory obligations, and (ii) to ICE and any affiliates of ICE, subject to the restrictions set forth in this User Agreement. User specifically consents to the disclosure of its Information to the consolidated audit trail pursuant to SEC Rule 613(j)(2) and the Rules.

    (c) <u>Unauthorized Use or Disclosure</u>. The parties acknowledge that any unauthorized use or disclosure of the disclosing party's Information may cause irreparable damage to the disclosing party. If an unauthorized use or disclosure occurs, the receiving party shall immediately notify the disclosing party and take at its expense all steps necessary to recover the disclosing party's Information and to prevent its subsequent unauthorized use or dissemination, including availing itself of actions for seizure and injunctive relieve. If the receiving party fails to take these steps in a timely and adequate manner, the disclosing party may take them at the receiving party's expense, and the receiving party shall cooperate reasonably in the actions that the disclosing party may request.

    (d) <u>Limitation</u>. Unless otherwise required by law, regulation or the Rules, the receiving party has no confidentiality obligation with respect to any portion of the disclosing party's Information that: (i) the receiving party independently developed before receiving the Information from the disclosing party, (ii) the receiving party lawfully obtained from a third party under no obligation of confidentiality, (iii) is or becomes available to the public other than as a result of an act or omission of the receiving party or any of its employees or (iv) the receiving party is compelled to disclose pursuant to legal process provided by a court of competent jurisdiction or other governmental entity or regulatory or self-regulatory authority to whose jurisdiction the receiving party is subject.

    (e) <u>Non-attribution</u>. NYSE shall not disclose data that directly or indirectly identifies User except: i) when NYSE has received User's prior, written consent; ii) when allowed by the Rules (other than Rules for market data products) or required by law, regulation or government rule; iii) restricted access on a delayed, aggregated basis of an issuer's securities to employees of that issuer that are not trading and dealing personnel; or (iv) as part of post-trade information customarily provided to parties to a trade in equity options.

7.  **Disclaimer of Warranty**

    THE PLATFORM AND ANY CONNECTIVITY TO THE PLATFORM IS MADE AVAILABLE "AS IS" AND WITHOUT WARRANTY OF ANY KIND. ALL WARRANTIES, CONDITIONS, REPRESENTATIONS, INDEMNITIES AND GUARANTIES WITH RESPECT TO THE PLATFORM, ANY CONNECTIVITY TO THE PLATFORM AND ANY DATA, SOFTWARE OR INFORMATION MADE AVAILABLE IN THE PLATFORM OR THE CONNECTIVITY BY NYSE OR ITS LICENSORS, WHETHER EXPRESS, IMPLIED OR STATUTORY, ARISING BY LAW, CUSTOM, PRIOR ORAL OR WRITTEN STATEMENTS BY NYSE OR ITS AGENTS, AFFILIATES, LICENSORS OR OTHERWISE (INCLUDING ANY WARRANTY OF SATISFACTORY QUALITY, ACCURACY, UNINTERRUPTED USE, TIMELINESS, LATENCY, TRUTHFULNESS, SEQUENCE, COMPLETENESS, MERCHANTABILITY, FITNESS FOR PARTICULAR PURPOSE , NON-INFRINGEMENT OR THAT THE PLATFORM OR CONNECTIVITY IS FREE OF VIRUSES OR OTHER HARMFUL COMPONENTS AND ANY IMPLIED WARRANTIES ARISING FROM TRADE USAGE, COURSE OF DEALING OR COURSE OF PERFORMANCE) ARE OVERRIDDEN, EXCLUDED AND DISCLAIMED TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW OR RULES.

## 8. No Liability for Trades

USER UNDERSTANDS THAT: (I) NYSE IS NOT DIRECTLY OR INDIRECTLY A PARTY TO OR A PARTICIPANT IN ANY TRADE OR TRANSACTION ENTERED INTO OR OTHERWISE CONDUCTED THROUGH THE PLATFORM, AND (II) NYSE IS NOT LIABLE IN ANY MANNER TO ANY PERSON (INCLUDING THE USER AND ANY PERSON FOR WHOM THE USER IS AUTHORIZED TO TRADE OR ACT) FOR THE FAILURE OF ANY PERSON ENTERING INTO A TRADE OR TRANSACTION BY MEANS OF THE PLATFORM TO PERFORM THIS PERSON'S SETTLEMENT OR OTHER OBLIGATIONS UNDER THE TRADE OR TRANSACTION. NYSE AND ITS AGENTS, AFFILIATES AND LICENSORS ARE NOT LIABLE FOR ANY LOSSES, DAMAGES OR OTHER CLAIMS, ARISING OUT OF THE PLATFORM, ANY CONNECTIVITY TO THE PLATFORM OR THE USE OF THE PLATFORM OR ANY CONNECTIVITY TO THE PLATFORM. USER SHALL ABSORB ANY LOSSES, DAMAGES OR OTHER CLAIMS, RELATED TO A FAILURE OF THE PLATFORM TO DELIVER, DISPLAY, TRANSMIT, EXECUTE, COMPARE, SUBMIT FOR CLEARANCE AND SETTLEMENT, OR OTHERWISE PROCESS AN ORDER, MESSAGE OR OTHER DATA ENTERED INTO, OR CREATED BY, THE PLATFORM EXCEPT AS PROVIDED BY THE RULES OR APPLICABLE LAW. IF THIS SECTION IS DEEMED TO CONFLICT WITH ANY OTHER SECTION OF THIS USER AGREEMENT, THIS SECTION SUPERCEDES THE OTHER SECTION.

## 9. No Consequential Damages
NYSE AND ITS AGENTS, AFFILIATES AND LICENSORS ARE NOT LIABLE FOR ANY LOSS, DAMAGES, CLAIM OR EXPENSE, INCLUDING ANY DIRECT, CONSEQUENTIAL, INDIRECT, SPECIAL, PUNITIVE OR INCIDENTAL DAMAGES OR LOST PROFITS, WHETHER FORESEEABLE OR UNFORSEEABLE, BASED ON USER'S CLAIMS OR THE CLAIMS OF ITS CUSTOMERS, EMPLOYEES OR AGENTS (INCLUDING CLAIMS FOR LOSS OF DATA, GOODWILL, USE OF MONEY OR CONNECTION TO OR USE OF THE PLATFORM OR ANY CONNECTIVITY TO THE PLATFORM, INTERRUPTION IN USE OR AVAILABILITY OF THE PLATFORM OR ANY CONNECTIVITY TO THE PLATFORM, STOPPAGE OF OTHER WORK OR IMPAIRMENT OF OTHER ASSETS), ARISING OUT OF OR RESULTING FROM BREACH OR FAILURE OF EXPRESS OR IMPLIED WARRANTY, BREACH OF CONTRACT, MISREPRESENTATION, NEGLIGENCE, STRICT LIABILITY IN TORT OR OTHER LEGAL OR EQUITABLE THEORY. THIS SECTION DOES NOT APPLY ONLY WHEN AND TO THE EXTENT THAT APPLICABLE LAW OR THE RULES SPECIFICALLY REQUIRES LIABILITY, DESPITE THE FOREGOING EXCLUSION AND LIMITATION.

## 10. Term and Termination
This User Agreement is effective as of the Effective Date and remains in effect until terminated. NYSE may terminate this User Agreement, one or more Connectivity Questionnaires or one or more Session Request Forms immediately if: (i) User is in breach of this User Agreement for any reason, (ii) any representations made by User in connection with this User Agreement are or become false or misleading, (iii) NYSE determines that it is necessary to protect the Platform from abuse, degradation or material harm, (iv) NYSE determines that continued provision of access will contravene any local, state, federal or international law or regulation or (v) NYSE is notified that User is no longer a Permit Holder in good standing with NYSE or otherwise is no longer authorized to access the Platform. Either party may terminate this User Agreement, a Connectivity Questionnaire or a Session Request Form for convenience upon thirty (30) days' written notice to the other party. If User does not have at least one Connectivity Questionnaire and Session Request Form in effect, then this User Agreement automatically terminates. If this User Agreement terminates, all Connectivity Questionnaires and Session Request Forms automatically terminate. Upon the termination of this User Agreement, a Connectivity Questionnaire or a Session Request Form for any reason, all rights granted to User under this User Agreement (except for the perpetual license in Section 2(a)), the Connectivity Questionnaire or the Session Request Form, as relevant, cease. The provisions of Sections and subsections 3(d), 5, 6, 7, 8, 9, 10 and 13 survive the termination or expiration of this User Agreement for any reason. Termination of this User Agreement, a Connectivity Questionnaire or a Session Request Form does not relieve User of any obligations incurred through its connection to and use of the Platform.

## 11. Assignment

User shall not assign, delegate or otherwise transfer this User Agreement, a Connectivity Questionnaire or a Session Request Form or any of its rights or obligations under this User Agreement, a Connectivity Questionnaire or a Session Request Form without NYSE's prior approval. NYSE may, in accordance with the requirements of the Securities Exchange Act of 1934, assign or transfer this User Agreement, Connectivity Questionnaires and Session Request Forms, or any of its rights or obligations under this User Agreement, Connectivity Questionnaires or Session Request Forms to an affiliate, successor or acquiring entity upon notice to User. Any purported assignment or delegation in violation of this Section 11 is null and void.

## 12. Force Majeure

Without prejudice to any of NYSE's rights under the Rules, neither party is liable nor will be deemed in default for any failure or delay in its performance under this User Agreement (other than User's payment obligations) to the extent due to a cause or causes beyond its control, including acts of God or public enemy, war, terrorist act, insurrection or riot, fire, flood, explosion, earthquake, unusually severe weather, labor dispute, national emergency, or act or omission of any governing authority or agency of a governing authority.

## 13. Miscellaneous

(a) Except as set forth in subsections 13(i) and (j), this User Agreement can only be amended by a written instrument signed by both parties. An obligation under this User Agreement can only be waived by a written instrument signed by the party waiving the obligation. The failure of NYSE at any time to enforce any provision of this User Agreement does not affect its right thereafter to require complete performance by User. This User Agreement binds each party's respective successors and permitted assigns. This User Agreement, together with all Connectivity Questionnaires, all Session Request Forms and the Rules, constitute the entire agreement between the parties with respect to connection to and use of the Platform; to the extent that there is a conflict, the following order of precedence applies: i) Rules filed with the SEC; ii) this User Agreement; iii) Connectivity Questionnaires and Session Request Forms; and iv) Rules not filed with the SEC. This User Agreement replaces prior user agreements related to User's use of the Platform, but for the avoidance of doubt does not replace, expand or limit any rights of either party under any vendor or subscriber market data agreement.

(b) This User Agreement is governed by and shall be construed under the laws of the State of New York, without giving effect to any laws, rules or provisions that would cause the application of laws of any jurisdiction other than those of the State of New York.

(c) The parties shall submit all controversies or claims arising out of or relating to this User Agreement, or to its breach or alleged breach, to arbitration in New York, New York administered by the American Arbitration Association in accordance with its Commercial Arbitration Rules. This requirement for arbitration does not prevent either party in accordance with subsection 6(c) from seeking interim injunctive relief in any court of competent jurisdiction in New York, New York. Judgment on the award rendered by the arbitrator(s) may be rendered by a state or federal court sitting in New York, New York, and each party submits to the personal jurisdiction of these courts for the purpose of entering any such judgment. The parties acknowledge that this User Agreement evidences a transaction involving interstate commerce, and that the United States Arbitration Act governs the interpretation and enforcement of this arbitration clause and any proceedings brought pursuant to it. The arbitrator(s), however, shall have no authority to award punitive or other damages, other than interest and fees as may be permitted by this User Agreement, not measured by the prevailing party's actual damages, and no authority to order the arbitration to proceed on behalf of a class or on behalf of any other person not a signatory to this User Agreement. The arbitrator(s) may grant injunctive and other equitable relief, but in granting any relief of any kind the arbitrator(s) may not modify or disregard the terms of this User Agreement. Neither party may bring an action arising out of this User Agreement or any breach or claimed breach of this User Agreement more than one (1) year after the cause of action arose.

(d) If any provision of this User Agreement is held to be unenforceable, in whole or in part, that holding will not affect the validity of the other provisions of this User Agreement.

(e) Headings in this User Agreement are for convenience only and do not form a part of this User Agreement and do not in any way modify, interpret or construe the intentions of the parties.

(f) Nothing contained in this User Agreement will be construed as creating a partnership, joint venture or other contractual relationship between the parties.

(g) Except as otherwise provided in this User Agreement, all notices to the parties must be sent by: (i) courier, (ii) certified mail, postage prepaid and return receipt requested, (iii) e-mail with e-mail acknowledgement of receipt or (iv) in the case of a proposed amendment, circular issued to Users generally. All notices must be sent to the notice address listed on the last page of this User Agreement. Either party may change its designated notice recipient by notice to the other party.

(h) Except for NYSE's affiliates, there are no third party beneficiaries to this User Agreement.

(i) NYSE may, in its sole discretion, immediately amend any provision of this User Agreement, any Connectivity Questionnaire and any Session Request Form by notice to the User, where failure to do so will or would be likely to give rise to a breach of the rules or regulations of an applicable regulatory authority by NYSE. The User expressly agrees that this provision is a condition of this User Agreement and is necessary to ensure that regulatory compliance is maintained by NYSE at all times.

(j)  NYSE may further amend the provisions of this User Agreement on one hundred and twenty (120) days' written notice to the User. User may object in writing to the proposed amendment by providing written notice to NYSE, provided that the response must state in reasonable detail the basis of the objection. The response must be received no later than sixty (60) days after the date that NYSE distributed the proposed amendment. NYSE shall use commercially reasonable efforts to respond to User's timely objection in writing within thirty (30) days of receipt and will use commercially reasonable efforts thereafter to meet with the objecting User (in person or by phone) to discuss in good faith any potential resolution. Otherwise, any use by User of the Platform after the expiration of the one hundred and twenty (120) day notice period is deemed acceptance by User of the amendment. NYSE may amend the Connectivity Questionnaire and Session Request Form effective immediately upon posting to www.nyse.com. User may not alter any terms and conditions of this User Agreement, and no modification to this User Agreement proposed by User will be binding, unless in writing and manually signed by an authorized representative of each party.

(k)  No remedy conferred by any of the provisions of this User Agreement is intended to be exclusive of any other remedy including any remedy or rights under the Rules, except as expressly provided in this User Agreement, and each and every remedy is cumulative and in addition to every other remedy given under this User Agreement or now or later existing in law or in equity or by statute or otherwise.

(l)  It is not the responsibility of NYSE to inform Users of regulatory requirements including all regulatory, audit trail, record keeping and record retention requirements to which they may be subject (in any jurisdiction). The User assumes all responsibility for keeping itself fully informed of all Rules, rules, requirements, policies and laws.

(m)  Notwithstanding any other provision in this User Agreement, User acknowledges and agrees that confidential information and services (including any software, data or related materials provided by NYSE to User in connection with this User Agreement) may not be disclosed to any person or entity targeted by any of the economic sanctions of the United States administered by the United States Treasury Department's Office of Foreign Assets Control ("OFAC"), or any person in any country targeted by OFAC sanctions, or used, in whole or in part, in any way that reasonably could be expected to cause a violation by NYSE or an affiliate of NYSE of OFAC sanctions or restrictions on the export, re-export, sale or transfer of goods and technology administered by the United States Department of State or United States Department of Commerce.

The parties have executed this User Agreement by their duly authorized representatives.

**Accepted on behalf of User:**

_____
(Company Name)

By (Signature): _____

Name:          _____

Title:          _____

Date:          _____

**With Notices To:**

User Name:     _____

Contact Name: _____

Address:       _____

City, State, Zip: _____

Email:         _____

**Accepted on behalf of NYSE:**

Entity:        _____

By (Signature): _____

Name:          _____

Title:          _____

Date:          _____

NYSE

Attention: Client Relationship Services

353 N. Clark Street, 31st Floor

Chicago, IL 60654

crs@nyse.com

# NYSE Master User Agreement

## Additional Platform Agreement

Several NYSE Entities operate markets for options and equities (each, a "Platform"). User, as identified below, has already entered into a Master User Agreement with at least one NYSE Entity. User would now like to enter into a User Agreement with the NYSE Entity(ies) indicated below for access to the additional Platform(s) selected below. Any User Agreement entered into by means of this Additional Platform Agreement form is a separate User Agreement and incorporates all the terms and conditions of the NYSE Master User Agreement, located at www.nyse.com, as amended from time to time in accordance with the terms of the Master User Agreement.

| **Platform:** | **NYSE Entity(ies)** |
|---|---|
| ☐ NYSE Arca Equities | NYSE Arca, LLC |
| ☐ New York Stock Exchange | New York Stock Exchange LLC |
| ☐ NYSE American | NYSE American LLC |
| ☐ NYSE National | NYSE National, Inc. |
| ☐ NYSE Chicago | NYSE Chicago, Inc. |
| ☐ NYSE American Options | NYSE Amex Options LLC |
| ☐ NYSE Arca Options | NYSE Arca, Inc. |

Name of Applicant Broker-Dealer: _____ CRD #: _____

Business Address: _____

City: _____ State: _____ Zip Code: _____

☐ Corporation    ☐ Limited Liability Company    ☐ Partnership    ☐ Sole Proprietor

Contact Name: _____ Title" _____

Phone: _____ Email: _____

The parties have executed this User Agreement by their duly authorized representatives.

**Accepted on behalf of User:**

_____
(Company Name)

By (Signature): _____

Name: _____

Title: _____

Email: _____

Date: _____

**Accepted on behalf of NYSE:**

_____
(Entity)

By (Signature): _____

Name: _____

Title: _____

Email:    crs@nyse.com

Date: _____

# NYSE Chicago, Inc.

*Trading Permit Application and Contracts*

## APPLICATION PROCESS

### Eligibility
Each Participant Firm must hold a valid Trading Permit to transact business on the Exchange. A Trading Permit may be issued to a sole proprietor, partnership, corporation, limited liability company or other organization which is a registered broker or dealer pursuant to Section 15 of the Exchange Act. Any Person may become a Person Associated with a Trading Permit holder.

### Checklist
Applicant must complete and submit all applicable materials addressed in the Application Checklist (page 2) to crs@nyse.com.

**Note: All application materials sent to NYSE Chicago will be reviewed by NYSE Chicago's Client Relationship Services ("CRS") Department for completeness. All applications are deemed confidential and are handled in a secure environment. CRS may request Applicant to submit documentation in addition to what is listed in the Application Checklist during the application review process, pursuant to Article 3, Rule 1 of the Rules of the Chicago Stock Exchange, Inc. ("NYSE Chicago Rules"). If you have questions on completing the application, you may direct them to: Client Relationship Services: Email: crs@nyse.com or (212) 896-2830.**

### Application Process
- Following submission of the Trading Permit Application and Contracts, Application Fee, and supporting documents to the Exchange, the application will be reviewed for accuracy and regulatory or other disclosures.

- If review of Statutory Disqualification Disclosure information and/or a background investigation indicates that a person associated with the Applicant has a possible statutory disqualification, the Exchange will contact the representative of the Applicant to discuss the statutory disqualification process.

- If it appears that the Applicant has outstanding debt, civil judgment actions and/or regulatory disciplinary actions, the Applicant will be contacted by the Exchange for further information.

- Applicants who have completed and returned all documents without indication of a statutory disqualification, outstanding debt, civil judgment actions and/or regulatory disciplinary actions will be presented for approval or disapproval without delay.

- The Exchange will promptly notify the Applicant, in writing, of its membership decision.

- Applicant will be subject to disciplinary action if false or misleading answers are given in the Application for Equity Trading Permit.

- The Exchange does not accept fingerprint cards. Fingerprint cards must be submitted directly to FINRA within thirty (30) days of filing the Form U4. The fingerprint cards must be cleared by the FBI for individuals who seek to register with the Exchange or be approved by the Exchange. Firms may request FINRA-approved fingerprint cards through the Gateway Call Center at: (301) 590-6500. Fingerprint cards should be sent directly to:

  o  For Regular U.S. Mail: FINRA, Registration and Disclosure Department, P.O. Box 9495, Gaithersburg, MD 20898-9495. P.O. Boxes will not accept courier or overnight deliveries.

  o  For Express/Overnight Mail Delivery: FINRA, Registration and Disclosure Department, 9509 Key West Avenue, Rockville, MD 20850. If a phone number is required for the recipient, provide: (301) 590-6500.

  Your firm should receive the FBI search results in the "Fingerprint Status Received from FBI Notice Queue" within three business days after the card is sent to the FBI. Additional information regarding the submission of fingerprints to Web CRD may be obtained on the FINRA Web site: https://firms.finra.org/webcrd.

In the event an Applicant is disapproved by the Exchange, the Applicant has an opportunity to be heard upon the specific grounds for the disapproval, in accordance with the provisions of NYSE Chicago Article 3, Rule 3. A disapproved Applicant desiring to be heard must, within thirty (30) calendar days of the date upon which the Exchange's decision was provided to the applicant, file a petition in accordance with the provisions of NYSE Chicago Article 15.

## APPLICATION CHECKLIST

### DOCUMENTATION CHECKLIST FOR NYSE CHICAGO APPLICANTS

❑ $2000 Application Fee. Please wire to:

> J.P. MORGAN CHASE BANK N.A.
>
> ABA/FEDWIRE - 021000021
>
> Account Number - 955272856
>
> 270 Park Avenue,
>
> New York, NY, 10017-2070

❑ Application for Equity Trading Permit

- o Sections 1-8 are MANDATORY for all Applicants
- o Section 9 if Applicant is not self-clearing

❑ Signed Master User Agreement https://www.nyse.com/publicdocs/nyse/markets/nyse/NYSE_Master_User_Agreement.pdf

❑ Form BD, including Schedules & Disclosure Reporting pages must be up to date and accurate on FINRA's WebCRD®

❑ A Form U-4 and Fingerprint cards for the following individuals needs to be submitted directly to FINRA, if not currently available on Web CRD®

- o Principals
- o All Representatives

❑ Financial Documentation

- o Four (4) Most Recent FOCUS Reports and the Most Recent Audited Financial Statements, if applicable
- o Most Recent Balance Sheet and Statement of Financial Condition
- o Six Month Profit/Loss Projection

❑ All examination reports and corresponding responses from the Applicant for the last two exam reports

❑ Organizational Documents: Articles of Incorporation and Bylaws; Partnership Agreement; Limited Liability Company agreements; Operating Agreement; or similar documentation

❑ Copy of Written Supervisory Procedures, Anti-Money Laundering Procedures, and Insider Trading Act Procedures (if separate)

### DOCUMENTATION CHECKLIST FOR NYSE CHICAGO INSTITUTIONAL BROKER APPLICANTS

❑ All requirements for Applicants listed above, including ticking of the Institutional Broker tick-box on page 4 of this application

Registered Trader Application for each IBR Applicant:
https://www.nyse.com/publicdocs/nyse/NYSE_Chicago_Registered_Trader_Application.pdf

### DOCUMENTATION CHECKLIST FOR NYSE CHICAGO MARKET MAKER APPLICANTS

❑ All requirements for Applicants listed above, including ticking of the Market Maker tick-box on page 4 of this application

Registered Trader Application for each MMAT Applicant:
https://www.nyse.com/publicdocs/nyse/NYSE_Chicago_Registered_Trader_Application.pdf

## EXPLANATION OF TERMS

*For purposes of this <u>Trading Permit Application and Contracts</u> ("Application"), the following terms shall have the following meanings:*

**Applicant** – is the Broker-Dealer organization applying for a Trading Permit or amending this Application.

**Person** - an individual person or a corporation, partnership, limited liability entity or any other type of business organization.

**Participant** - any Participant Firm that holds a valid Trading Permit and any person associated with a Participant Firm who is registered with the Exchange under Articles 16 and 17 as a Market Maker Authorized Trader or Institutional Broker Representative, respectively. A Participant shall be considered a "member" of the Exchange for purposes of the Exchange Act. If a Participant is not a natural person, the Participant may also be referred to as a "Participant Firm," but unless the context requires otherwise, the term Participant shall refer to an individual Participant and/or a Participant Firm.

**Clearing Participant** - means a Participant which has been admitted to membership in a Qualified Clearing Agency pursuant to the provisions of the Rules of the Qualified Clearing Agency.

**Central Registration Depository System ("Web CRD®")** – a centralized electronic registration system maintained by FINRA which provides information on registered representatives and principals for members of participant organizations. This database contains employment history, exam scores, licensing information, disciplinary actions, fingerprint results, and other related registration information. NYSE Chicago, Inc. is a participant of this system.

**Institutional Broker** – a member of the Exchange who is registered as an Institutional Broker pursuant to the provisions of Article 17 of NYSE Chicago Rules and has satisfied all Exchange requirements to operate as an Institutional Broker on the Exchange.

**Institutional Broker Representative ("IBR")** – an individual person affiliated with an Institutional Broker who is authorized to accept orders, enter bids and offers and execute transactions on behalf of an Institutional Broker and who has registered with the Exchange as an IBR as provided in Article 6 of NYSE Chicago Rules.

**Market Maker** – a Participant that is registered as a Market Maker pursuant to NYSE Chicago Article 16, Rule 1.

**Market Maker Authorized Trader ("MMAT")** – an individual trader authorized to enter bids and offers and execute transactions on behalf of a Market Maker. An MMAT must be registered with the Exchange pursuant to NYSE Chicago Article 6 and NYSE Chicago Article 16, Rule 3.

**NYSE Chicago (or the "Exchange")** - NYSE Chicago, Inc., a Self-Regulatory Organization per the provisions of the Securities Exchange Act of 1934, as amended ("Exchange Act").

**Self-Regulatory Organization ("SRO")** - as set forth in the provisions of the Exchange Act relating to national securities exchanges.

## SECTION 1 – ORGANIZATIONAL PROFILE

Date: _____ SEC #: _____ CRD #: _____

LEI #: _____ MPID: _____

## GENERAL INFORMATION

Name of Applicant: _____

Business Address: _____

City: _____ State: _____ Zip Code: _____

Business Phone: _____ Website: _____

Contact Name: _____ Title: _____

Phone: _____ Email: _____

## TYPE OF ORGANIZATION

☐ Corporation   ☐ Limited Liability Company   ☐ Partnership   ☐ Sole Proprietor

## TYPE OF BUSINESS TO BE CONDUCTED WITH TRADING PERMIT (Check all that apply)

☐ Public Customer Business            ☐ Clearing Services

☐ Order Sending                       ☐ Institutional Broker*

☐ Market Maker*                       ☐ Other _____

*Please also complete the Registered Trader Application

## OTHER SELF-REGULATORY ORGANIZATION MEMBERSHIPS (Check all that apply)

☐ Cboe BZX US Equities Exchange BATS (BZX)      ☐ Cboe BYX US Equities Exchange (BYX)

☐ Cboe EDGA US Equities Exchange (EDGA)         ☐ Cboe EDGX US Equities Exchange (EDGX)

☐ Chicago Board Options Exchange (CBOE)         ☐ International Securities Exchange (ISE)

☐ Financial Industry Regulatory Authority, Inc. (FINRA)   ☐ Investors Exchange (IEX)

☐ NASDAQ OMX BX (BX)                            ☐ NASDAQ

☐ NASDAQ OMX PHLX (PHLX)                        ☐ NYSE National (NAT)

☐ New York Stock Exchange (NYSE)                ☐ NYSE American (AMER)

☐ NYSE Arca (ARCA)

## APPLICANT'S DESIGNATED EXAMINING AUTHORITY ("DEA")

DEA: _____      ☐ Applicant intends NYSE Chicago
                                        to be their DEA

## SECTION 2 - MEMBERSHIP AGREEMENT

By executing Application, the Applicant agrees as follows:

(1) To abide by, comply with, and adhere to the provisions of the Exchange's certificate of incorporation, its By-Laws, the NYSE Chicago Rules, the policies, interpretations and guidelines of the Exchange and all orders and decisions of the Exchange's board of directors and penalties imposed by the board of directors, and any duly authorized committee (such agreement is not to be construed as a waiver by the undersigned of any right to appeal provided in the Exchange Act);

(2) To pay such dues, fees, assessments, and other charges in the manner and amount as shall from time to time be fixed by the Exchange;

(3) The Exchange and its officers, employees and members of its board of directors and of any Exchange committee shall not be liable, except for willful malfeasance, to the Applicant or to any other person, for any action taken by such director, officer or member in his official capacity, or by any employee of the Exchange while acting within the scope of his employment, in connection with the administration or enforcement of any of the provisions of the Exchange's By-Laws, the NYSE Chicago Rules, policies, interpretations or guidelines of the Exchange or any penalty imposed by the Exchange, its board of directors or any duly authorized committee;

(4) To maintain and make available to the Exchange, its authorized employees and its board of directors or committee members such books and records as may be required to be maintained by the Securities and Exchange Commission or NYSE Chicago Rules; and

(5) To provide such other reasonable information with respect to the Applicant as the Exchange may require.

Applicant acknowledges its obligation to update any and all information contained in any part of this application, including termination of membership with another SRO, which may cause a change in the Applicant's DEA. It is understood that in that event, additional information may be required by NYSE Chicago.

_____
Applicant Firm

_____                    _____
Signature of Authorized Officer, Partner, Managing Member,            Date
or Sole Proprietor

_____                    _____
Print Name of Authorized Officer, Partner, Managing            Title
Member, or Sole Proprietor

## SECTION 3 - CERTIFIED RESOLUTION

I hereby certify that I am the Corporate Secretary, Managing Partner, or Managing Member of this Applicant Firm, duly organized under the laws of the State of _____,

and that following is a true and correct copy of a resolution duly adopted by the Board of Directors, Partners, or Members of said Firm at a meeting duly held on the _____ day of _____, 20_____,

and that said resolution has not been amended, modified or rescinded.

RESOLVED, that this Firm is hereby authorized to register as a participant on the NYSE Chicago, Inc. and the below name is authorized on behalf of this Firm to execute and deliver all instruments and agreements required by the Exchange in order for this Firm to be a participant organization

_____
Applicant Firm

_____
Signature of Authorized Officer, Partner, Managing Member, or Sole Proprietor

_____
Print Name of Authorized Officer, Partner, Managing Member, or Sole Proprietor

_____
Date

_____
Title

## SECTION 4 – FINANCIAL DISCLOSURE

### FINANCIAL STATEMENT

☐     Copies of the required financial items as noted on the checklist including: the four (4) most recent FOCUS Reports[1] and most recent Audited Financial Statements, and all examination reports and corresponding responses.

### SOURCE OF CAPITAL

Explain the source of Applicant's capital

_____

### PROPRIETARY ACCOUNTS OF INTRODUCING BROKER-DEALERS (PAIB)

Do you hold a Proprietary Account as an Introducing Broker-Dealer (PAIB)     ☐ Yes     ☐ No

*If Yes: An introducing Broker-Dealer must notify its DEA in writing when it has entered into a PAIB Agreement with a clearing Broker-Dealer regarding the net capital treatment of assets held in proprietary accounts. Assets (cash and securities) held in trading accounts without a PAIB Agreement are considered to be non-allowable in the computation of net capital under SEC Rule 15c3-1. If NYSE Chicago will be your DEA, please enclose a copy of all PAIB Agreements you have entered into with a clearing broker-dealer.

### SUBORDINATED LOANS

Have any subordinated loans been made to Applicant?     ☐ Yes (Explain below)     ☐ No

_____

_____

### FINANCIAL OR CONTROLLING INTERESTS

Does the Applicant have a financial or controlling (as defined in Form-BD) interest (through direct or indirect stock or bond ownership, through outstanding loans, or otherwise) in any organization engaged in a securities, financial or related business?

☐ Yes (Explain below)     ☐ No

_____

_____

### FINANCIAL ARRANGEMENT

Does the Applicant have a financial arrangement with any other Broker-Dealer?

☐ Yes (Explain below)     ☐ No

Type of Arrangement:     ☐ Direct Equity Investment     ☐ Any consideration over $5,000
                           ☐ Profit Sharing                ☐ Direct Financing
                           ☐ Other _____

Terms of Arrangement (include the names of all participants in the arrangement, and the nature and terms of the arrangement):

_____

_____

### OUTSTANDING DEBT (Check all that apply)

Does the Applicant owe money to any of the following?

    ☐ Any NYSE Chicago Participant Firm

    ☐ Any other national securities or commodities exchange or national securities association

    ☐ Any member of any other national securities or commodities exchange or national securities association

Explain to whom the money is owed and the dollar amount. Attach a copy of arrangements made for repayment of this debt and evidence of an agreement of repayment. _____

    ☐ No, the Applicant Broker-Dealer does not owe money to any of the above referenced persons or entities.

---

[1] Applicant Broker-Dealers that do not have the requested financial information available are required to submit Pro Forma Financial statements for the most recent six (6) months or since inception, whichever is less.

## SECTION 5 - INDIVIDUAL REGISTRATION

Pursuant to NYSE Chicago Article 6, Rule 2 a Participant Firm shall register with the Exchange as a Principal any Person who meets the definition of a "Principal" as described in NYSE Chicago Article 6. A "Principal" includes any individual responsible for supervising the activities of the Participant Firm's Authorized Traders, the Financial Operations ("FINOP"), any individual designated as a Chief Compliance Officer ("CCO"), and any other individual identified under NYSE Chicago Article 6, as may be amended from time to time.

Each of these Principals must be registered as such through the FINRA Central Registration Depository ("CRD"), and must pass the General Securities Principal (Series 24) Examination or the Financial and Operations Principal (Series 27) Examination. The Exchange will accept the New York Stock Exchange ("NYSE") Compliance Official Examination (Series 14) as an alternative qualification to the Series 24 for a Principal identified as the CCO, subject to the requirements of NYSE Chicago Article 6, Rule 3.

Additionally, pursuant to NYSE Chicago Article 6, Rule 2 each Participant Firm, other than a proprietary trading firm with 25 or fewer Representatives, is required to register at least two Principals with the Exchange.

Please identify Applicant's designated principals below

**Designated Series 24 Licensed Principal**

Name: _____    CRD#: _____

Phone: _____

Email: _____

**Designated Series 24 Licensed Principal**

Name: _____    CRD#: _____

Phone: _____

Email: _____

**Designated Principal Financial Officer (Series 27 or Series 28)**

Name: _____    CRD#: _____

Phone: _____

Email: _____

**Designated Principal Operations Officer (Series 27 or Series 28)**

Name: _____    CRD#: _____

Phone: _____

Email: _____

**Chief Compliance Officer (Series 24 or Series 14)**

Name: _____    CRD#: _____

Phone: _____

Email: _____

## SECTION 6 - KEY PERSONNEL

Please also identify the key personnel who hold the below positions (or the individual whose responsibilities are the functional equivalent of such position, regardless of actual titles used by the Applicant Firm) and who will want to receive communications pertaining to our equities markets.

**Chief Executive Officer ("CEO")**

Name: _____ CRD#: _____

Phone: _____

Email: _____

**Chief Financial Officer ("CFO")**

Name: _____ CRD#: _____

Phone: _____

Email: _____

**Chief Operations Officer ("COO")**

Name: _____ CRD#: _____

Phone: _____

Email: _____

**Head of Clearing**

Name: _____ CRD#: _____

Phone: _____

Email: _____

**Head of Trading**

Name: _____ CRD#: _____

Phone: _____

Email: _____

## VOTING DESIGNEE

**Name of Voting Designee as provided in NYSE Chicago Article 3, Rule 14(a) and (b). Include sample signature.**

**Note: The Voting Designee must be a general partner, managing member or principal officer of the firm.**

Name: _____ Title: _____

Email: _____ CRD#: _____

Signature: _____

## SECTION 7 – SUPERVISION

Each Participant Firm must designate a principal executive officer, general partner or managing partner to hold overall authority and responsibility for the firm's internal supervision and compliance with securities laws and regulations per NYSE Chicago Article 6, Rule 5(b). Applicants must provide a copy of their Written Supervisory Procedures ("WSP") with their Application.

**Name and Title of Person responsible for maintaining WSPs**: _____

---

NYSE Chicago Article 6, Rule 5 requires the following (capitalized terms are used as defined in the NYSE Chicago Rules):

- Adherence to Law – No Participant shall engage in conduct in violation of the Securities Exchange Act of 1934, as amended, rules or regulations thereunder, the Bylaws or the Rules of the Exchange, or any written interpretation thereof. Every Participant is responsible for reasonably supervising its associated persons to prevent such violations.

- Supervisory System – Each Participant Firm must designate a principal executive officer, general partner or managing partner to hold overall authority and responsibility for the firm's internal supervision and compliance with securities laws and regulations. This designated supervisor may formally delegate his or her supervisory duties and authority to other persons within the firm. Participants must maintain, for a period of not less than six years (the first two years in an easily accessible place), records of the names of all persons who are designated as supervisory personnel and the dates for which those designations are effective. In the absence of such designation by a Participant Firm, the Firm's General Partner(s), President, Chief Executive Officer or other principal executive officer shall be deemed to be responsible for a Firm's internal supervision and compliance function. In addition, each Participant Firm shall designate and specifically identify to the Exchange on Schedule A of Form BD one or more principals to serve as a Chief Compliance Officer.

- Written Procedures – Each Participant Firm shall establish, maintain and enforce written procedures to supervise the types of business in which it engages and to supervise the activities of registered and associated persons. Such written procedures must be reasonably designed to achieve compliance with applicable securities laws and regulations, and with the applicable rules of the Exchange.

  The Participant Firm's written supervisory procedures shall set forth the supervisory system established by the Participant Firm; the titles, registration status and locations of the required supervisory personnel; and the responsibilities of each supervisor as they relate to the types of business engaged in, applicable securities laws and the rules of the Exchange.

  A copy of a Participant Firm's written supervisory procedures, or the relevant portions thereof, shall be maintained at each location where supervisory activities are conducted on behalf of the firm. Each Participant Firm shall periodically review and amend its written supervisory procedures as appropriate within a reasonable time, including but not limited to, updates required by changes in applicable securities laws and regulations, including the rules of the Exchange, and as changes occur in the supervisory system. Each Participant Firm shall be responsible for communicating these amendments within its organization.

  Each Participant Firm shall maintain records evidencing actual review of transactions, systems, programs or other activities by the designated supervisory personnel pursuant the written supervisory procedures.

**ALL PARTICIPANT FIRMS MUST KEEP ABREAST OF CHANGES IN LAWS, RULES AND REGULATIONS, MARKET PRACTICES AND INDICATED PATTERNS OF NON-COMPLIANCE AND MUST MODIFY THEIR SUPERVISORY PROCEDURES AND SYSTEMS AS NECESSARY.**

## SECTION 8 – STATUTORY DISQUALIFICATION DISCLOSURE

Pursuant to the Exchange Act, the Exchange may deny (or may condition) trading privileges or may bar a natural person from becoming associated (or may condition an association) with a Participant Firm for the same reasons that the Securities and Exchange Commission may deny or revoke a broker-dealer registration under the Exchange Act. The Exchange Act provides for Statutory Disqualification if a person has:

- Been expelled, barred or suspended from membership in or being associated with an member of a self-regulatory organization;
- Had broker, dealer or similar privileges denied or suspended or caused such denial or suspension of another;
- Violated any provision of the Exchange Act; or
- Been convicted of a theft or securities related misdemeanor or any felony within ten (10) years of the date of applying for membership status or becoming an Associated Person.

☐    Check here if you DO NOT have person(s) associated with the Applicant who is or may be subject to Statutory Disqualification.

☐    Check here if you DO have person(s) associated with the Applicant who is or may be subject to Statutory Disqualification.*

Please identify any such person(s) associated with the Applicant who is or may be subject to Statutory Disqualification. Additionally, identify any such person(s) who are associated with the Applicant and who have been approved for association or continued association by another SRO due to a Statutory Disqualification.

* Attach a sheet identifying any such person(s), including the following information:
   1. Name of the person(s).
   2. Copies of documents relating to the Statutory Disqualification.
   3. Description of each such person's duties (for non-registered individuals, this should include a statement indicating if the position allows access to books, records, funds or securities).
   4. Explanation of action taken or approval given by any other SRO regarding each person.

On behalf of _____ (Applicant), I hereby attest and affirm that I have read and understand the above and the attached information, and that the answers and the information provided (including copies of any documents) are true and complete to the best of my knowledge. I acknowledge that NYSE Chicago shall rely on the information provided pursuant to this Application in order to preliminarily approve or deny Applicant's application for trading privileges, but that NYSE Chicago will also perform a complete background check of Applicant, and such trading privileges may be immediately revoked by NYSE Chicago depending on the results of such background check. I understand that Applicant will be subject to a disciplinary action if false or misleading answers are given pursuant to this Application. I also acknowledge the obligation of Applicant to submit to NYSE Chicago any amendment to any document submitted as part of its application, including but not limited to this Application, within ten (10) business days of such amendment or change.

_____          _____
Signature of Authorized Officer, Partner, Managing Member, or Sole Proprietor          Date

_____          _____
Print Name of Authorized Officer, Partner, Managing Member, or Sole Proprietor          Title

## SECTION 9 – CLEARING LETTER OF CONSENT
### Notice of Consent – To be completed by Clearing Participant Firm of Applicant Broker-Dealer

The undersigned hereby represents the clearing agency named below, a member of the National Securities Clearing Corporation ("NSCC"), and an approved Clearing Participant Firm of NYSE Chicago, Inc.

The undersigned Clearing Participant Firm hereby agrees to accept full financial responsibility for all transactions effected through and carried in all accounts held by the following Applicant with the clearing agency:

_____          _____
Applicant                                 CRD# and/or SEC File#

This section shall be deemed a letter of guarantee, letter of authorization, or notice of consent pursuant to NYSE Chicago Rules and may be relied upon by NYSE Chicago, Inc., the NSCC, and their respective members. This Letter of Consent shall be subject to NYSE Chicago Rules, as amended from time to time, and shall remain in effect until revoked in writing by the Clearing Participant Firm.

_____
Clearing Participant Firm (Broker-Dealer Name)

_____
Clearing Participant Firm (NSCC Clearing #)

_____          _____
Signature of Authorized Officer, Partner or        Signature of Authorized Officer, Partner or
Managing Member of Clearing Participant Firm       Managing Member, or Sole Proprietor of Participant Firm

_____          _____
Print Name / Title                        Print Name / Title

_____          _____
Date                                      Date

# NYSE Chicago, Inc.

*DEA Application Requirements*

## SECTION 10- DESIGNATED EXAMINING AUTHORITY (DEA) REQUIREMENTS
### ITSFEA COMPLIANCE ACKNOWLEDGEMENT

**This form should be completed by a Director, Officer, General Partner or Individual responsible for ensuring that the Broker-Dealer's ITSFEA Compliance Procedures are followed. In the future, this certification must be completed and filed with NYSE Chicago along with the Broker-Dealer's year-end FOCUS Report (Form X-17A-5).**

Broker-Dealer: _____

SEC #. _____

The undersigned states and certifies as follows:

It is understood that should any Director, Officer, General Partner or Associated Person (as defined in NYSE Chicago Article 1, Rule 1) of the Broker-Dealer acquire material, non-public information concerning a corporation whose securities are publicly traded, it may be a violation of NYSE Chicago Rules and Federal securities laws to misuse such information or trade any securities issued by the corporation, or any options or other derivative securities based thereon, while such information remains non-public.

It is further understood that should any Director, Officer, General Partner or Associated Person of the Broker-Dealer obtain material, non-public information concerning the market in a security or group of securities, it may be a violation of NYSE Chicago Rules and Federal securities laws to make improper use of such information in connection with trading in the security, group of securities or any option or other derivative based thereon.

It is also understood that it may be a violation of NYSE Chicago Rules and Federal securities laws to disclose to any other person or entity any non-public, material corporate or market information that may be acquired regarding a publicly traded security or group of securities.

Additionally, the Broker-Dealer represents that it has established written procedures reasonably designed to prevent misuse of material non-public information by the Broker-Dealer or by any of the Broker-Dealer's Directors, Officers, General Partners or Associated Persons, taking into consideration the nature of the Broker-Dealer's business.

The individual(s) responsible for overseeing and supervising the specific element of the member firm or organization's ITSFEA Compliance procedures has reviewed (or supervised the review of) the Broker-Dealer's proprietary, error account(s), and any outside brokerage securities accounts of Directors, Officers, General Partners, and Associated Persons with the Broker-Dealer, in accordance with the specific provisions (including timing and type of review) detailed in and required by the firm's written ITSFEA compliance procedures.

Based upon the assessment of the adequacy of those procedures and of the authority and diligence of the person(s) carrying out those procedures (except as to any securities transactions involving the possible misuse of non-public information which already have been reported to NYSE Chicago), there is no reasonable cause to believe that any Director, Officer, General Partner, or Associated Persons of the Broker-Dealer has misused, made improper use of, or disclosed material non-public information, or may otherwise be in violation of NYSE Chicago or Federal securities laws.

Accepted on behalf of Participant Firm:

_____          _____
Signature of Authorized Officer, Partner, Managing Member, or Sole          Date
Proprietor

_____          _____
Print Name of Authorized Officer, Partner, Managing Member, or Sole          Title
Proprietor

## SECTION 10- DESIGNATED EXAMINING AUTHORITY (DEA) REQUIREMENTS - CONTINUED

Withdrawal of Capital - The partnership articles or organizational documents of each Participant Firm for which this Exchange is the Designated Examining Authority shall contain provisions that without prior written approval of the Exchange the capital contribution of any person may not be withdrawn on less than six months' written notice of withdrawal given no sooner than six months after such contribution was first made. Each Participant Firm shall promptly notify the Exchange of the receipt of any notice of withdrawal of any part of a person's capital contribution or if any withdrawal is not made because prohibited under the provisions of Commission Rule 15c3-1 (see 15c3-1(e)).

Please Note: Pursuant to NYSE Chicago Article 3, Rule 11, no Participant Firm for which this Exchange is the Designated Examining Authority and no officer, director or principal stockholder of such a Participant Firm shall, without the prior consent of the Exchange, sell, assign, transfer, pledge or hypothecate equity securities of the Participant Firm except to an officer, director or principal stockholder thereof; provided, however that such consent need not be obtained for any such transaction by an officer, director or principal stockholder involving less than 1% of a class of equity securities of the Participant Firm but a report shall be filed if and when two or more such transactions by any one officer, director or principal stockholder have aggregated 1% or more of a class of equity securities. No Participant Firm shall redeem or purchase its own shares, or in any other manner effect a reduction in its capital stock, without the prior consent of the Exchange.

# NYSE Chicago, Inc.

*Registered Trader Application*

## REGISTERED TRADERS

Each NYSE Chicago, Inc. (NYSE Chicago) Participant Firm is required to register any associated persons in accordance with the NYSE Chicago Rules. Pursuant to the NYSE Chicago Rules, Participant Firms must complete the necessary documentation and submit such documentation in the manner prescribed. Individual traders of a Participant Firm must successfully pass any required examination and have a Form U4 available on WebCRD.

☐    Institutional Broker Representative - IBR Exam in addition to the Series 7 or Series 57

☐    Market Maker Authorized Trader - Series 57

## PARTICIPANT FIRM INFORMATION

Participant Firm Name: _____ CRD: _____

Contact Name: _____ Title: _____

Phone: _____ Email: _____

## INDIVIDUAL APPLICANT INFORMATION

Individual Applicant
Name: _____ CRD: _____

Date of Birth: _____

Phone: _____ Email: _____

## TYPE OF BUSINESS ACTIVITY TO BE CONDUCTED (Please check appropriate boxes below)

☐   Institutional Broker Representative (IBR)     ☐   Market Maker Authorized Trader (MMAT)

## APPLICATION CHECKLIST

☐   A Form U-4 and Fingerprint card has been submitted directly to WebCRD©
☐   Individual has passed the required examinations (see above)
☐   Individual has been granted a waiver of the required examination
☐   Individual has requested ME registration with NYSE-CHI
☐   Individual has requested GS, TD or AR registration with NYSE-CHI (whichever is applicable)

## AUTHORIZED ACKNOWLEDGEMENT OF APPLICANT FIRM

_____      _____
Signature of Authorized Officer, Partner, Managing      Date
Member


_____      _____
Print Name      Title

## INDIVIDUAL APPLICANT AGREEMENT

**The undersigned Individual Applicant represents that the information and statements contained herein, including the attachments hereto, and other information filed herewith, all of which are parts hereof, are current, true and complete.**


_____      _____
Signature of Individual Applicant      CRD#


_____      _____
Print Name      Title

# NYSE Pillar - Trading Operations Desk
## Authorized Traders

Please identify the personnel authorized to conduct business over the phone with the NYSE Trading Operations Desk for the below selected market(s).

☐ NYSE Arca Equities   ☐ NYSE American   ☐ NYSE National   ☐ NYSE   ☐ NYSE Chicago

## General Information

Firm Name: _____

Business Address: _____

City: _____  State: _____  Zip: _____

Business Phone: _____  CRD #: _____

## Authorized Traders

Full Name: _____

Email Address: _____

Phone #: _____

---

Full Name: _____

Email Address: _____

Phone #: _____

---

Full Name: _____

Email Address: _____

Phone #: _____

---

Full Name: _____

Email Address: _____

Phone #: _____

## Authorized Signatory

By (Signature) _____  Date: _____

Print Name: _____

Title: _____

Phone: _____  Email: _____

☐   Additional Authorized Traders are submitted in a separate document attached hereto

Please return via email to crs@nyse.com.

# NYSE Chicago, Inc.
## Clerk and Non-Registered Individual Application

Incomplete applications will not be accepted. Applications will not be approved without fingerprint clearance on WebCRD®. Accordingly, failure to respond accurately to the following questions will delay approval of your application and may result in denial of access to NYSE Chicago systems.

### APPLICANT PERSONAL INFORMATION

Applicant Name: _____    CRD: _____

Title: _____    DOB: _____

Phone: _____    Email: _____

### FIRM INFORMATION

Firm Name: _____    CRD: _____

Primary Contact Name: _____    Title: _____

Phone: _____    Email: _____

### APPLICATION CHECKLIST

☐    A fingerprint card has been submitted to FINRA's WebCRD

### APPLICANT ACKNOWLEDGEMENT

I authorize the Exchange and its affiliates to give any information they may have concerning me to any employer or prospective employer, any federal, state, or municipal agency, or any other SRO, and I release the Exchange, its affiliates and any person acting on their behalf from any and all liability of whatever nature by reason of furnishing such information.

I swear or affirm that I have read and understand the items and instructions on this form and that my answers are true and complete to the best of my knowledge.

_____    _____
Signature of Applicant    Date

### FIRM ACKNOWLEDGEMENT

The undersigned Member Firm certifies and acknowledges that it is responsible for the applicant identified above, and as such actions of the applicant shall be binding on the Member Firm in all respects.

_____    _____
Print Name of Compliance Officer    Date

_____
Signature of Compliance Officer

**Please email a completed copy of this form to Client Relationship Services at crs@nyse.com.**

# Application to Aggregate Billing of Affiliated Member Firms

**NYSE, NYSE American, NYSE Arca, NYSE National, and NYSE Chicago ( together "NYSE Exchanges" or separately the "Exchange") Aggregate Billing**

In accordance with the applicable Exchange's fee schedule a member organization/member firm may request aggregation of its eligible activity with its affiliates for charges assessed or credits provided. Such request shall include certification of the affiliate status of entities whose activity the member organization/member firm is seeking to aggregate.

## General Information

Firm Name of Primary Applicant: _____

Business Address: _____

City: _____  State: _____  Zip: _____

Business Phone: _____  CRD #: _____

Please check the applicable market(s) for this request:

☐ NYSE American      ☐ NYSE Arca           ☐ NYSE National

☐ NYSE               ☐ NYSE Arca Options   ☐ NYSE American Options

☐ NYSE Chicago

## Affiliated Members

Provide the following information: List of all affiliated member firms; associated CRD Numbers; and type of affiliation. Failure to provide complete information may result in rejection of this application.

| Member Firms to be Affiliated with Primary Applicant | CRD # | Type of Affiliation (wholly owned subsidiary/parent/sister/etc...) |
|---|---|---|
|  |  |  |
|  |  |  |
|  |  |  |
|  |  |  |
|  |  |  |

## Authorization and Acceptance

The Applicant Firm, by its duly authorized officer identified below, hereby certifies that the entities listed in this application are affiliates within the meaning of the relevant Exchange's fee schedule. The Applicant Firm agrees to provide, upon request, information to verify the affiliate status of the entities listed herein. The Applicant Firm shall also provide immediate notice of any event that causes an entity listed herein to cease to be an affiliate of the Applicant Firm.

Signature of Authorized Officer: _____

Name: _____

Title: _____

Phone: _____

Email Address: _____

Date: _____

Completed application should be returned via email to crs@nyse.com.

# Pillar
# Service Bureau Connection Agreement

## SERVICE BUREAU CONNECTION AGREEMENT

The undersigned ("User"), as a condition and in consideration of being permitted to connect to the Pillar technology platform ("Pillar"), for the purposes of connection to one or more market (as identified below), agrees with the NYSE Entity(ies) indicated below as set forth in this Service Bureau Connection Agreement ("Connection Agreement").

| Platform: | NYSE Entity(ies) |
|---|---|
| ☐ NYSE Arca Equities | NYSE Arca, LLC[1] |
| ☐ NYSE American | NYSE American LLC |
| ☐ NYSE National | NYSE National, Inc. |
| ☐ New York Stock Exchange | New York Stock Exchange LLC |
| ☐ NYSE Chicago | NYSE Chicago, Inc. |
| ☐ NYSE American Options | NYSE Amex Options LLC |
| ☐ NYSE Arca Options | NYSE Arca, Inc. |

### General Information

Name of Firm or Company ("User"): _____

(If User changes its name, a new Connection Agreement is required.)

AKA Name / Formerly Known As: _____

Address: _____

_____

Contact Person: _____

Title: _____

Phone: _____ Fax: _____

Email: _____

Web Address: _____

### User represents that it is

☐ a service bureau acting on behalf of an approved member/participant/permit holder ("Subscriber") of the market(s) identified above. If User is responsible for more than one Subscriber, User must list all Subscribers in Exhibit A.

### Authorization and Acceptance

Authorized Signature of User: _____

Name: _____

Title: _____

Date: _____

Please return completed form to Client Relationship Services at crs@nyse.com

---

[1] NYSE Arca operates a Platform of its affiliate, NYSE Arca, Inc., a self-regulatory organization.

## PILLAR SERVICE BUREAU CONNECTION AGREEMENT TERMS AND CONDITIONS

### 1. Connection
This Connection Agreement provides User only with a connection to Pillar ("Pillar Connection") and does not assure User or any end user receiving connectivity directly or through User ("End User") of the right to access the New York Stock Exchange, NYSE MKT, NYSE Arca Equities, NYSE Arca Options, NYSE Amex Options, or NYSE Bonds marketplaces (each a "NYSE Market" and together "NYSE Markets") and User is responsible for making separate arrangements to access each NYSE Market. In NYSE's sole discretion, the use of or the right to receive or redistribute a Pillar Connection or access to the NYSE Markets (a) may not be made available to all persons or entities, and (b) may require compliance with additional terms, obligations and conditions, including execution of and compliance with additional documentation. User shall ensure that each End User is a Subscribers of any NYSE Market to which User provides the End User a Pillar Connection and shall not allow any End User that is not also a Subscriber of a NYSE Market access to that NYSE Market.

### 2. Proprietary Rights
User agrees that all proprietary rights in Pillar and the Pillar Connection are and shall remain the property of NYSE and its third party providers of data, information, data processing services or other services related to the Pillar Connection or any service ("Third Party Providers"), and User shall have no proprietary right or interest in Pillar or the Pillar Connection.

### 3. Compliance with Law
User shall comply with (i) all applicable laws, regulations, interpretations, decisions, opinions, orders and other requirements of the SEC; (ii) all rules, regulations, interpretations, decisions, opinions, orders and other requirements of any applicable NYSE Markets, relating to Pillar and the Pillar Connection. User shall not (a) alter, decompile, or disassemble any code underlying Pillar or the Pillar Connection or (b) attempt to circumvent any security protections for Pillar or the Pillar Connection, or (c) interfere with or disrupt Pillar or the Pillar Connection, or any servers or networks connected to the NYSE Markets, or (d) give access to or disclose to any unauthorized person any password, encryption key or other security methodology through which Pillar or any Pillar Connection is accessed. User shall take all reasonable precautions to safeguard the confidentiality of any password encryption key or other security methodology.

### 4. Specifications and Testing
User has read and understands the specifications and policies located at www.nyse.com/connectivity/specs any other specifications and policies applicable to User, the Pillar Connection and the NYSE Markets, all as updated from time to time and located at www.nyse.com (collectively, the "Specifications"). User shall comply with and be bound by all provisions of the Specifications, as currently in effect and, in accordance with Section 6 below, as they may be amended from time to time. User shall cooperate with NYSE and whatever other parties NYSE specifies as required for testing of business continuity and disaster recovery plans, including backup systems.

### 5. Suspension of Pillar Connection
NYSE may, without incurring any liability, suspend the User's or an End User's Pillar Connection at any time, without notice (unless the provision of advance notice is reasonably practicable) and without cause.

### 6. Amendment
NYSE may amend this Connection Agreement and the Specifications from time to time upon giving notice of the terms of any amendment to User by any reasonable means, including by publication on www.nyse.com (the "Website"). With regard to any amendment effected by publication on the Website, NYSE shall use reasonable efforts to advise User of the publication of the amendment by sending notice to the email address of User's Contact Person set forth on the signature page of this Connection Agreement. NYSE, in its sole discretion, may limit, expand or terminate, or subject to different or additional terms, conditions or restrictions, the Pillar Connection. User's use of the Pillar Connection after thirty (30) days of publication or receipt of notice of amendment of this Connection Agreement or of the Specifications constitutes acceptance of that amendment. If User changes its name, a new Connection Agreement is required. If the Subscriber for a Service Bureau becomes invalid, User shall send NYSE notice of this invalid status within thirty (30) days of the Subscriber becoming invalid, and a new Connection Agreement or Exhibit A, as relevant, is required. If the User adds additional Subscribers, User must sign an updated Exhibit A. Connection Agreements must be current as determined in NYSE's sole discretion. Connection Agreements that are not current are subject to termination by NYSE.

### 7. Payment
User shall pay NYSE, LLC for the Pillar Connection by End Users per the charges set forth in the applicable NYSE Market fee schedule available at www.nyse.com ("Fee Schedules"). User shall make payments pursuant to the terms set forth in this Connection Agreement and the Fee Schedules. Payment is due within thirty (30) business days from the invoice date. Charges may be changed by NYSE effective at any time. User may arrange for third party billing, however, User shall be fully responsible for all payments due under this Connection Agreement regardless of designation of a third party payor. User agrees to pay all third party charges, such as sales taxes, which are User's legal responsibility to pay.

**8. Disclaimer**
PILLAR AND THE PILLAR CONNECTION ARE PROVIDED TO USER ON AN "AS IS" BASIS. NYSE, NYSE TECHNOLOGIES CONNECTIVITY, INC., THE THIRD PARTY PROVIDERS AND EACH OF THEIR RESPECTIVE AFFILIATES, OFFICERS, DIRECTORS, EMPLOYEES, AGENTS AND LICENSORS ARE REFERRED TO AS THE "DISSEMINATING PARTIES." WITH RESPECT TO PILLAR AND THE NYSE MARKETS, PILLAR CONNECTION, AND THEIR RESPECTIVE CONTENTS, THE DISSEMINATING PARTIES DO NOT MAKE ANY REPRESENTATIONS AND, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, DISCLAIM ALL EXPRESS, IMPLIED AND STATUTORY WARRANTIES OF ANY KIND TO USER, END USER OR ANY THIRD PARTY. THIS DISCLAIMER INCLUDES REPRESENTATIONS AND WARRANTIES REGARDING ACCURACY, TIMELINESS, COMPLETENESS, SEQUENCING, LATENCY, CURRENTNESS, NON-INFRINGEMENT, MERCHANTABILITY, OR FITNESS FOR ANY PARTICULAR PURPOSE, AND ANY REPRESENTATIONS OR WARRANTIES ARISING FROM USAGE OR CUSTOM OF TRADE OR BY OPERATION OF LAW. THE DISSEMINATING PARTIES ASSUME NO RESPONSIBILITY FOR THE CONSEQUENCES OF ANY ERRORS OR OMISSIONS, DELAYS, INACCURACIES, SYSTEM FAILURES OR ANY OTHER FAILURES OR SHORTCOMINGS IN CONNECTION WITH THE USER'S OR END USER'S RECEIPT AND USE OF PILLAR, THE NYSE MARKETS OR PILLAR CONNECTION, AND DO NOT GUARANTEE THE TIMELINESS, SEQUENCE, ACCURACY OR COMPLETENESS OF ANY INFORMATION OR DATA PROVIDED AS PART OF PILLAR, THE NYSE MARKETS OR PILLARCONNECTION.

**9. Limitation of Liability**
TO THE EXTENT PERMITTED BY APPLICABLE LAW, IN NO EVENT ARE THE DISSEMINATING PARTIES LIABLE TO USER, ANY END USER OR ANYONE ELSE FOR:

    A) ANY TYPE OF DAMAGES (SUCH AS DIRECT, CONSEQUENTIAL, SPECIAL, INCIDENTAL, PUNITIVE OR INDIRECT DAMAGES), EVEN IF ADVISED OF THE POSSIBILITY OF THE DAMAGES,
    B) ANY OTHER LOSS OR INJURY, OR
    C) ANY TELECOMMUNICATIONS CHARGES OR OTHER COSTS, INCURRED BY USER IN ACCESSING OR USING PILLAR, THE NYSE MARKETS OR PILLAR CONNECTION.

**10. Governing Law**
This Connection Agreement is governed by and construed in accordance with the laws of the State of New York, USA, without regard to choice of law principles, as the laws of the State of New York apply to agreements made and performed solely within New York. If a court finds any term or provision of this Connection Agreement to be invalid or unenforceable, that term or provision will be ineffective only to the extent of the finding and the court's jurisdiction, without rendering invalid or unenforceable the remaining terms and provisions of this Connection Agreement in that court's jurisdiction or affecting the validity or enforceability of any of the terms and provisions of this Connection Agreement in any other jurisdiction.

**11. Term and Termination**
This Connection Agreement is effective only when accepted by NYSE. User will be notified of this acceptance by email at the email address of User's Contact Person set forth on the signature page of this Connection Agreement. The term of this Connection Agreement commences upon valid execution by the User and delivery to and acceptance by NYSE, and continues until the last day of the month which is one month after the month in which this Connection Agreement commences. Thereafter, the term of this Connection Agreement automatically extends for one month terms from month to month, unless terminated in accordance with the terms of this Section 11. This Connection Agreement may be terminated by User upon five (5) days' notice to NYSE, and by NYSE at any time in NYSE's sole discretion; provided, however, that NYSE shall provide notice if reasonably practicable. Upon termination, NYSE will terminate the Pillar Connection. The foregoing notwithstanding, the provisions of Sections 2, 3, 4, 7, 8, 9, 10, 11, 12, 13, 14, 15, and 17 survive any expiration or termination of this Connection Agreement.

**12. Assignment and Entire Agreement**
User may not assign or delegate any of its rights or obligations arising under this Connection Agreement, except with the prior written consent of NYSE, which will not be unreasonably withheld. Any purported assignment or delegation in violation of this Section 12 is null and void. This Connection Agreement and the Fee Schedules, as amended from time to time by NYSE or any of the NYSE Markets, constitute the entire agreement between the parties on this subject matter and supersede all prior agreements, arrangements, representations or promises, whether oral or written.

**13. Redistribution and Confidentiality**
Except as set forth in this Connection Agreement, User may not redistribute the Pillar Connection and may not disclose the content of the NYSE Markets, Pillar Connection or any Specification, unless otherwise permitted pursuant to a separate written agreement with NYSE or pursuant to a published policy of the NYSE Markets or as otherwise permitted by law. The foregoing is not to be construed to restrict the distribution or disclosure of any proprietary information of User solely because the information may have been transmitted via a Pillar Connection. User may allow End Users access or use of the Pillar Connection if User (i) requires that all End Users enter into a separate agreement with User respecting the delivery of User services, and that, irrespective of the separate agreement, acknowledge that there is no contractual privity between any End Users, on the one hand, and NYSE or any of the NYSE Markets, on the other hand, with respect to Pillar and the Pillar Connection, (ii) ensures all End Users comply with the Specifications and (iii) requires that its agreements with each of its End Users contain terms sufficiently limiting End Users' use of Pillar, the NYSE Markets and Pillar Connection in accordance with the restrictions on use, disclaimers and limitations of liability delineated in this Connection Agreement.

### 14. Benefit of Agreement

The provisions of this Connection Agreement are for the benefit of NYSE, NYSE Technologies Connectivity, Inc. and the Third Party Providers, the NYSE Markets and each of their respective affiliates. Each of NYSE, NYSE Technologies Connectivity, Inc. the Third Party Providers, the NYSE Markets and their respective affiliates has the right to assert and enforce the provisions of this Connection Agreement directly against the User.

### 15. Notices

Except as otherwise provided in this Connection Agreement, all notices to the parties shall be sent by (i) courier, (ii) certified mail, postage prepaid and return receipt requested or (iii) e-mail with e-mail acknowledgement of receipt. All notices must be sent to (i) in the case of NYSE, crs@nyse.com with a copy to ContractNotices@theice.com and (ii) in the case of User, to the User's Contact Person set forth on the first page of this Connection Agreement. Either party may change its designated notice recipient by notice to the other party.

### 16. Force Majeure

Notwithstanding any other term or condition of this Connection Agreement, NYSE, NYSE's affiliates, and its third party providers, including, but not limited to, software, hardware, communications and data providers, and User, shall not be obligated to perform or observe their obligations undertaken in this Connection Agreement (except for obligations to make payments hereunder and regulatory obligations) if prevented or hindered from doing so by any circumstances found to be beyond their control and without their gross negligence or willful misconduct. Such causes include, without limitation, acts of God, acts of government in its sovereign or contractual capacity, power shortages or failures, utility or communications failures or delays, labor disputes, strikes, supply shortages, equipment failures, and software malfunctions.

### 17. Predispute Arbitration

A) ARBITRATION IS FINAL AND BINDING ON THE PARTIES
B) THE PARTIES ARE WAIVING THEIR RIGHT TO SEEK REMEDIES IN COURT, INCLUDING THE RIGHT TO JURY TRIAL.
C) PRE-ARBITRATION DISCOVERY IS GENERALLY MORE LIMITED THAN AND DIFFERENT FROM COURT PROCEEDINGS.
D) THE ARBITRATORS' AWARD IS NOT REQUIRED TO INCLUDE FACTUAL FINDINGS OR LEGAL REASONING AND ANY PARTY'S RIGHT TO APPEAL OR TO SEEK MODIFICATION OF RULINGS BY THE ARBITRATORS IS STRICTLY LIMITED
E) THE PANEL OF ARBITRATORS WILL TYPICALLY INCLUDE A MINORITY OF ARBITRATORS WHO WERE OR ARE AFFILIATED WITH THE SECURITIES INDUSTRY
F) No person shall bring a putative or certified class action to arbitration, nor seek to enforce any pre-dispute arbitration agreement against any person who has initiated in court a putative class action; or who is a member of a putative class who has not opted out of the class with respect to any claims encompassed by the putative class action until: (i) the class certification is denied; or (ii) the class is decertified; or (iii) the User is excluded from the class by the court. Such forbearance to enforce an agreement to arbitrate shall not constitute a waiver of any rights under this Connection Agreement except to the extent stated herein. All claims, disputes, controversies, and other matters in question between the parties to this Connection Agreement and the parties' employees, and other agents, arising out of, or relating to this Connection Agreement, or to the breach hereof, shall be settled by final binding arbitration. The arbitration proceeding shall be held in the City of New York, State of New York, unless otherwise agreed by the parties. In no event shall such claim, dispute, controversy, or other matter in question be made later than one (1) year after the claim, dispute, controversy or other matter in question has arisen (unless the claim, dispute, controversy or other matter in question is related to the collection of past due payments).

**EXHIBIT A TO PILLAR SERVICE BUREAU CONNECTION AGREEMENT**

Member Name(s):

|  |
|--|
|  |
|  |
|  |
|  |
|  |
|  |
|  |
|  |
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|  |
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_____

User (Service Bureau)

_____          _____
Authorized Signature of User                                      Name

_____          _____
Title                                                              Date

Please email completed Exhibit to crs@nyse.com.

# PILLAR Connectivity Questionnaire (CQ)

## Instructions and Information

Permit Holders must complete and the Exchange must approve the following questionnaire prior to establishing connectivity to the Exchange. All connections are subject to and governed by applicable laws, regulations and Rules and any applicable user agreement.

### 1. Process for adding Connectivity:

- Step 1: Completed Connectivity Questionnaire (CQ) is sent to Client Relationship Services (CRS) at CRS@nyse.com. Please complete one CQ for each MPID.

- Step 2: When the CQ is approved, CRS permissions the new access type for the next business day and notifies the Permit Holder and the API Technical Support team.

- Step 3: API Technical Support completes any necessary session updates. If a new session is required, please also submit the Session Request Form available at **www.nyse.com/pillar.**

- Step 4: Permit Holder's new access to the Exchange is complete.

- If a connection is terminated by the Permit Holder, the Permit Holder must notify CRS@nyse.com within one business day.

### 2. The full text of rules referenced in this Connectivity Questionnaire can be found at www.nyse.com/regulation.

### 3. Permit Holder and Contact Information

| Permit Holder Firm Name: | | Web CRD™ Number: | |
|---|---|---|---|
| Business Contact: | | Business Contact E-Mail: | |
| Compliance Contact: | | Compliance Contact E-Mail: | |

### 4. Details

| MPID requesting access to: | **MPID:** |
|---|---|
| ☐ NYSE Arca Equities ☐ NYSE American <br> ☐ NYSE National ☐ NYSE Equities <br> ☐ NYSE Chicago ☐ NYSE American Options <br> ☐ NYSE Arca Options | |
| Will this MPID be accessing the exchange via a direct session or through a NYSE Service Bureau*? <br><br> *Service Bureau must sign in Section 5 | ☐ Direct (FIX)    ☐ Direct (Binary) <br><br> ☐ Service Bureau (SB Name: _____ ) |
| Will this MPID be used by a customer or affiliate of the Permit Holder? <br><br> **If Yes, please list the customer or affiliate name:** | ☐ Yes    ☐ No |

**By signing this Connectivity Questionnaire:**
- **The Permit Holder represents that it has established reasonably designed regulatory policies and procedures and pre-trade risk management systems pursuant to applicable Rules and federal rules over the order flow that is sent through this connection.**
- **The Permit Holder confirms having established reasonably designed regulatory policies and procedures to monitor order flow pursuant to SEC Rule 15c3-5.**
- **The Permit Holder understands that this route is not to be used for any other purpose or for any other entity other than what is documented in this Connectivity Questionnaire**

| Name and Title (Printed) | |
|---|---|
| Name (Signature) | |

*Please return to Client Relationship Services via email at CRS@nyse.com.*

# PILLAR Connectivity Questionnaire (CQ)

## 5. Service Bureau Authorization

| Permit Holder Firm Name: | | MPID: | |
|---|---|---|---|

**The undersigned, as an approved NYSE Service Bureau, agrees to provide access to the NYSE Platform for the above mentioned Permit Holder per the information outlined in this Connectivity Questionnaire and in accordance with the NYSE Service Bureau Connection Agreement, or other applicable NYSE Agreement.**

| Service Bureau Company Name: | |
|---|---|
| Authorized Signature: | |
| Name and Title: | |
| Phone: | |
| E-Mail: | |

*Please return to Client Relationship Services via email at CRS@nyse.com.*

EXHIBIT I

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE CHICAGO, INC.

JUNE 2019

EXHIBIT I

The audited consolidated financial statements for
NYSE Chicago, Inc. for the year ended December
31, 2018 follow.

FINANCIAL STATEMENTS

NYSE Chicago, Inc.
Year Ended December 31, 2018
With Independent Auditors Report

NYSE Chicago, Inc.

Financial Statements

Year Ended December 31, 2018

# Contents



1230 Peachtree Street NE
Suite 1500
Atlanta, Georgia 30309
404.253.7500
www.frazierdeeter.com

# INDEPENDENT AUDITORS' REPORT

To the Board of Directors
NYSE Chicago, Inc.
Chicago, Illinois

We have audited the accompanying financial statements of NYSE Chicago, Inc. (a C Corporation), which comprise the balance sheet as of December 31, 2018, and the related statements of comprehensive income, statement of changes in deficit, and cash flows for the year then ended, and the related notes to the financial statements.

## *Management's Responsibility for the Financial Statements*

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

## *Auditors' Responsibility*

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

Page 1

  

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

*Opinion*

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NYSE Chicago, Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

June 25, 2019

NYSE Chicago, Inc.

Balance Sheet

(In Thousands)

December 31, 2018

**Assets**

Current assets:

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 3,801 |
| Accounts receivable, net | | 3,829 |
| Prepaid expenses | | 329 |
| Other current assets | | 7 |
| Total current assets | | 7,966 |
| Non-current assets: | | |
| Property and equipment, net | | 1,726 |
| Notes receivable | | 1,681 |
| Deferred income taxes | | 13,641 |
| Other non-current assets | | 48 |
| Total non-current assets | | 17,096 |
| Total assets | $ | 25,062 |

**Liabilities and deficit**

Current liabilities:

| | | |
|---|---|---:|
| Section 31 fees payable | $ | 4,050 |
| Other current liabilities | | 5,188 |
| Total current liabilities | | 9,238 |
| Non-current liabilities: | | |
| Due to affiliates, net | | 15,920 |
| Note payable | | 3,467 |
| Nonqualified pension plan | | 2,198 |
| Other non-current liabilities | | 1,198 |
| Total non-current liabilities | | 22,783 |
| Total liabilities | | 32,021 |
| | | |
| Deficit | | (6,959) |
| Total liabilities and deficit | $ | 25,062 |

*See accompanying notes to financial statements.*

# NYSE Chicago, Inc.

## Statement of Comprehensive Income

### (In Thousands)

### Year Ended December 31, 2018

| | | |
|---|---|---:|
| Revenues: | | |
| Transaction fees | $ | 33,721 |
| Participant services and fees | | 2,945 |
| Market data fees | | 2,343 |
| Trading permit fees | | 566 |
| Listing fees | | 179 |
| Other | | 56 |
| Total revenues | | 39,810 |
| Transaction-based expenses: | | |
| Section 31 fees | | 14,434 |
| Cash liquidity and clearing payments | | 4,237 |
| Total revenues less transaction-based expenses | | 21,139 |
| | | |
| Operating expenses: | | |
| Compensation and benefits | | 19,386 |
| Professional services | | 2,958 |
| Technology and communications | | 1,429 |
| Selling, general and administrative | | 2,060 |
| Depreciation and amortization | | 1,107 |
| Impairment | | 540 |
| Rent and occupancy | | 751 |
| Other | | 180 |
| Total operating expenses | | 28,411 |
| Operating loss | | (7,272) |
| Income tax benefit | | 15,893 |
| Net income | $ | 8,621 |
| | | |
| Other comprehensive income: | | |
| Employee benefit plan adjustments | | 77 |
| Total comprehensive income | $ | 8,698 |

*See accompanying notes to financial statements.*

NYSE Chicago, Inc.

Statement of Changes in Deficit

(In Thousands)

Year Ended December 31, 2018

| | | |
|---|---|---:|
| Balance at January 1, 2018 | $ | (15,657) |
| Net income | | 8,621 |
| Employee benefit plan adjustments to accumulated other comprehensive income | | 77 |
| Balance at December 31, 2018 | $ | (6,959) |

*See accompanying notes to financial statements.*

# NYSE Chicago, Inc.

## Statement of Cash Flows

### (In Thousands)

### Year Ended December 31, 2018

**Operating activities:**

| | | |
|---|---|---:|
| Net income | $ | 8,621 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation and amortization | | 1,107 |
| Impairment | | 540 |
| Non-cash note principal reduction | | (533) |
| Deferred income taxes | | (13,671) |
| Change in assets and liabilities: | | |
| Accounts receivable, net | | (100) |
| Prepaid expenses | | 411 |
| Other assets | | 45 |
| Section 31 fees payable | | (1,045) |
| Other liabilities | | 2,997 |
| Due to affiliates, net | | 1,791 |
| Nonqualified pension plan | | (83) |
| Total adjustments | | (8,541) |
| Net cash provided by operating activities | | 80 |

**Investing activities:**

| | | |
|---|---|---:|
| Capital expenditures | | (347) |
| Issuance of notes receivable | | (891) |
| Net cash used in investing activities | | (1,238) |

| | | |
|---|---|---:|
| Net decrease in cash and cash equivalents | | (1,158) |
| Cash and cash equivalents, beginning of year | | 4,959 |
| Cash and cash equivalents, end of year | $ | 3,801 |

**Supplemental cash flow disclosure**

| | | |
|---|---|---:|
| Cash paid for interest | $ | 182 |
| Cash paid for income taxes | $ | 6 |

*See accompanying notes to financial statements.*

6

## 1. Description of Business

NYSE Chicago, Inc. ("CHX" or the "Exchange"), formerly known as Chicago Stock Exchange, Inc., is a wholly owned subsidiary of NYSE Chicago Holdings, Inc. (Holdings or Parent), a for-profit, Delaware corporation. The Parent is a wholly owned subsidiary of NYSE Group, Inc., a holding company that through its subsidiaries, operates securities exchanges including the Exchange. NYSE Group, Inc. is a wholly-owned subsidiary of Intercontinental Exchange, Inc. ("ICE"). On July 18, 2018, ICE completed its acquisition of the Parent. ICE operates regulated global markets and clearing houses, including futures exchanges, over-the-counter markets and derivatives clearing houses. The Exchange is a United States registered national securities exchange and self-regulatory organization ("SRO"). As such, it is registered with, and subject to oversight by, the Securities and Exchange Commission ("SEC").

## 2. Significant Accounting Policies

### Basis of Presentation

The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). On July 18, 2018, ICE completed its acquisition of the Parent. The Parent has elected to not apply push-down accounting to the Exchange.

### Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Exchange's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short-term highly liquid investments with maturities of three months or less at the date of acquisition. The Federal Deposit Insurance Corporation provides insurance coverage in the amount of $250,000 per deposit at each financial institution and CHX's non-interest-bearing cash balances may exceed federally insured limits. At December 31, 2018, the balance in cash and cash equivalents consisted entirely of cash.

## 2. Significant Accounting Policies (continued)

### Depreciation and Amortization

Depreciation and amortization is provided on the straight-line method over useful lives of generally three years for computer equipment and four to ten years for other equipment and office furnishings. Leasehold improvements are amortized over the shorter of the life of the asset or the term of the lease.

### Impairment of Long-Lived Assets

Long-lived assets are reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. If such review indicates that the carrying amount of a long-lived asset is not fully recoverable, the carrying amount is reduced to the estimated recoverable value. The Exchange recorded an impairment of capitalized costs for computer software development during the year ended December 31, 2018 (See Note 4).

### Income Taxes

The Exchange is included in the consolidated federal and certain unitary state and local income tax returns filed by certain affiliates. In addition, the Exchange files separate state and local income tax returns for certain other states. The Exchange recognizes income taxes under the liability method. The Exchange recognizes a tax asset or liability for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. The Exchange establishes valuation allowances if it believes that it is more likely than not that some or all of its deferred tax assets will not be realized. Deferred tax assets and liabilities are measured using current enacted tax rates in effect. Tax attributes utilized by its affiliates are treated as transactions between the Exchange and the affiliates.

The Exchange does not recognize a tax benefit unless it concludes that it is more likely than not that the benefit will be sustained on audit by the taxing authority based solely on the technical merits of the associated tax position. If the recognition threshold is met, the Exchange recognizes a tax benefit measured at the largest amount of the tax benefit that, in its judgment, is greater than 50 percent likely to be realized. The Exchange recognizes accrued interest and penalties related to uncertain tax positions as a component of income tax expense.

NYSE Chicago, Inc.

Notes to Financial Statements (continued)

## 2. Significant Accounting Policies (continued)

The Exchange is subject to tax in numerous jurisdictions, primarily based on its operations. Significant judgment is required in assessing the future tax consequences of events that have been recognized in the Exchange's financial statements or tax returns. Fluctuations in the actual outcome of these future tax consequences could have material impact on the Exchange's financial position or operating results.

## Revenue Recognition

Transaction fees are imposed on certain trades and clearing activity executed by CHX institutional brokers. Transaction fees contain one performance obligation related to trade execution which occurs instantaneously, and the revenue is recorded at the point in time of the trade execution. Institutional brokers may earn a monthly transaction fee credit based upon a formula that incorporates the total number of shares executed on CHX by the broker for which CHX received a transaction fee. Institutional brokers may earn a monthly clearing fee credit based on a formula that incorporates the total number of shares cleared through CHX by the broker for which CHX received a clearing fee. Liquidity fees and rebates are imposed on trades executed in the CHX matching system. Fees are charged if liquidity is taken from the matching system and rebates, in certain circumstances, are credited if liquidity is provided to the matching system. Transaction fees are recorded gross of liquidity and clearing payments. Liquidity and clearing payments are included in transaction-based expenses in the statement of comprehensive income.

Participant services and fees consist principally of connectivity fees, SRO fees, trading space rent and other fees. Such fees are recognized over the period the fees are earned. Market data fees are earned on the sale of market transaction information and are derived from market share data. Market data fees are accrued in the month the Exchange's performance obligations of data delivery is met and included in market data fees in the statement of comprehensive income. Participants may earn quarterly market data rebates in proportion to the participant's quoting of displayed orders in Tape A, B and C securities and in proportion to the participant's trading in Tape A, B, and C securities. Trading permit fees are recognized on an accrual basis when earned. Listing fees represent fees charged to security issuers for listing on CHX and are recognized ratably over the year for maintenance listings and, as incurred, for additional listings.

## Transaction-Based Expenses

The Exchange pays the SEC fees pursuant to Section 31 of the Securities Exchange Act of 1934 for transactions executed on the U.S. equities and options exchanges. These Section 31 fees (which are included in transaction-based expenses in the statement of comprehensive income) are designed to recover the government's costs of supervising and regulating the securities markets and securities professionals. The Exchange, in turn, collects activity assessment fees, which are included in transaction fees in the statement of comprehensive income, from member organizations

## 2. Significant Accounting Policies (continued)

clearing or settling trades on the Exchange and recognizes these amounts as revenue when earned. Fees received are included in cash at the time of receipt and, as required by law, the amount due to the SEC is remitted semiannually and recorded as an accrued liability until paid. The activity assessment fees are designed so that they are equal to the Section 31 fees paid by the Exchange to the SEC. As a result, Section 31 fees do not have an impact on the Exchange's net income.

### Recently Adopted and New Accounting Pronouncements

The FASB has issued Accounting Standards Codification, or ASC, Topic 606, *Revenue from Contracts with Customers*, and ASC 340-40, *Other Assets and Deferred Costs - Contracts with Customers*, collectively referred to as ASC 606. ASC 606 provides guidance outlining a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. ASC 606 superseded prior revenue recognition guidance and requires the Exchange to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASC 606 requires enhanced disclosures, including (i) revenue recognition policies used to identify performance obligations to customers and (ii) the use of significant judgments in measurement and recognition. On January 1, 2018, the Exchange adopted ASC 606 and determined no changes were necessary to existing revenue recognition procedures, other than presentation on a gross or net basis in the statement of comprehensive income.

The FASB has issued ASU No. 2016-02, *Leases*, or ASU 2016-02. ASU 2016-02 requires an entity to recognize both assets and liabilities arising from finance and operating leases, along with additional qualitative and quantitative disclosures. It requires a lessee to recognize a liability in its balance sheet to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. In transition, lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. ASU 2016-02 is required to be adopted at the beginning of the first quarter of fiscal year 2019. The Exchange expects to record a right-of-use asset of approximately $3.5 million, eliminate deferred rent of approximately $1.3 million and record a lease liability of approximately $4.8 million on our adoption date of January 1, 2019, primarily related to our leased office space and data center facilities. The Exchange will elect the alternative transition approach allowed under ASU 2016-02, under which the Exchange will record a cumulative effect adjustment to retained earnings on January 1, 2019, and will not restate prior periods. The Exchange expects to implement new accounting policies as well as to elect certain practical expedients available under ASU 2016-02, including those related to capitalization thresholds and leases with terms of less than 12 months. The Exchange's implementation of the amended lease guidance is subject to the same internal controls over financial reporting that are applied to the Exchange's financial statements.

NYSE Chicago, Inc.

Notes to Financial Statements (continued)

## 3. Accounts Receivable - net

Accounts receivable — net consisted of the following (in thousands):

| December 31, | | 2018 |
|---|---|---|
| Accounts receivable | $ | 2,857 |
| Market data fees receivable | | 932 |
| Other receivables | | 40 |
| Subtotal | | 3,829 |
| Less allowance | | 0 |
| **Total** | $ | 3,829 |

## 4. Equipment, Leasehold Improvements, and Other Capitalized Costs

Equipment, leasehold improvements, and other capitalized costs consisted of the following (in thousands):

| December 31, | | 2018 |
|---|---|---|
| Leasehold improvements | $ | 2,824 |
| Equipment and office furnishings | | 2,682 |
| Subtotal | | 5,506 |
| Less accumulated depreciation and amortization | | (3,780) |
| **Total** | $ | 1,726 |

The Exchange impaired the remaining net book value of $540,000 of capitalized costs for computer software development during the year ended December 31, 2018.

## 5. Notes Receivable

In November 2016, in response to SEC Rule 613 requiring national securities exchanges and national securities associations to create, implement and maintain a consolidated audit trail, the participants formed CAT NMS, LLC ("LLC"). CHX is a member of LLC and at the end of 2018 loaned LLC $1,681,000 in a series of transactions. The notes receivable are part of a series of unsecured promissory notes executed simultaneously between LLC and each of its members to finance the development of the Consolidated Audit Trail by the plan processor. The notes bear no interest and have no due dates. The repayment of the notes are expected to be made from future fees collected from the various users of the Consolidated Audit Trail system.

## 6. Other Current Liabilities

Other current liabilities consisted of the following (in thousands):

| December 31, | | 2018 |
|---|---|---|
| Accrued operating expenses | $ | 4,324 |
| Credits to participants and other payables | | 382 |
| Nonqualified pension plan | | 197 |
| Accrued rent | | 143 |
| Accrued compensation | | 142 |
| **Total** | $ | 5,188 |

Accrued operating expenses includes an estimated $658,000 liability for potential sales tax expenses that were not charged to customers by the previous owner. This estimate is subject to change.

## 7. Shareholder's Deficit

### Common Stock

In February 2005, CHX, formerly a not-for-profit, non-stock corporation owned by its members, demutualized and became a for-profit stock corporation and a wholly owned subsidiary of CHX Holdings, Inc. CHX authorized 1,000 shares of common stock which were issued to its parent. 1,000 shares were outstanding at December 31, 2018. During 2018, no dividends were declared or paid on the common stock.

## 8. Contingencies

From time to time, the Exchange is involved in litigation that is incidental to its business. While the ultimate outcome of any litigation is uncertain, in the opinion of management, based upon consultations with counsel and information available, management is not aware of any ongoing litigation that would have a material adverse effect on the financial position or results of operations of the Exchange.

## 9. Income Taxes

The components of the income tax benefit for the year ended December 31, 2018, were as follows (in thousands):

| | |
|---|---:|
| **Current:** | |
| Federal | $ (1,774) |
| State and local | (448) |
| Total current | (2,222) |
| **Deferred:** | |
| Federal | (9,406) |
| State and local | (4,265) |
| Total deferred | (13,671) |
| **Total tax benefit** | $ (15,893) |

Amounts receivable from the ICE for federal and unitary state income tax received were $2,216,000 as of December 31, 2018.

A reconciliation of the U.S. federal statutory rate of 21 percent to the Exchange's actual income tax rate for the year ended December 31, 2018, was as follows:

| | |
|---|---:|
| Federal statutory rate | 21% |
| Valuation Allowance Release | 191 |
| State and local taxes (net of federal benefit) | 7 |
| Effective tax rate | 219% |

The effective tax rate is greater than the federal statutory rate primarily due to the release of valuation allowance and state income tax benefits.

NYSE Chicago, Inc.

Notes to Financial Statements (continued)

## 9. Income Taxes (continued)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The following table summarizes the significant components of deferred tax assets and liabilities as of December 31, 2018 (in thousands):

| | |
|---|---|
| **Deferred tax assets:** | |
| Loss carryforwards | $ 10,540 |
| Deferred rent | 1,324 |
| Other | 1,777 |
| Total deferred tax assets | $ 13,641 |

A valuation allowance is established when management determines that it is more likely than not that all or some portion of the benefit of the deferred tax assets will not be realized. As of the beginning of 2018, the Exchange historically had accumulative losses and had a full valuation allowance for its deferred tax assets. On July 18, 2018, the Exchange was acquired by ICE and is included in the consolidated federal and unitary state and local income tax returns filed by certain affiliates. ICE expects the Exchange to become profitable in the foreseeable future based on various business initiatives implemented. In addition, Section 382 under the Internal Revenue Code will not limit the utilization of the historical federal and state net operating losses by the ICE consolidated and various state unitary groups. As a result, the Exchange's deferred tax assets including both federal and state net operating losses became realizable in the future. Therefore, the $14 million valuation allowance was released. Tax attributes utilized by its affiliates are treated as transactions between the Exchange and affiliates.

As of December 31, 2018, the Exchange has gross U.S. federal net operating loss carryforwards of $38 million, and gross state and local net operating loss carryforwards of $35 million. These carryforwards are available to offset future taxable income until they begin to expire in 2018.

Tax years prior to 2003 are no longer subject to examination.

## 10. Related Parties

The Exchange has various relationships with related parties. Holdings has historically paid on behalf of or advanced funds to CHX to pay various operating expenses. Such transactions are recorded as intercompany payables and no interest is charged on the balances. There is no specific due date for theses payables and settlement of such payables has not been demanded by Holdings. Holdings has no intention of demanding settlement of such payables within the next year. ICE pays federal and certain state and local unitary income taxes on behalf of the Exchange. CHX is required per the SEC, under Regulation National Market System, to provide quotation and last sale information to Securities Industry Automation Corporation ("SIAC"), a wholly owned subsidiary of NYSE Group, Inc. The Exchange expensed $67,000 during the year ended December 31, 2018 related to the agreement with SIAC. The Exchange has a connectivity agreement in place with NYSE Technologies Connectivity, Inc. ("NYSE Tech"), a wholly owned subsidiary of NYSE Group, Inc. The Exchange expensed $255,000 during the year ended December 31, 2018 related to the agreement with NYSE Tech. The Exchange executes trades that are routed from Archipelago Securities, LLC ("Arca Sec"), a wholly owned subsidiary of NYSE Group, Inc. The Exchange recognized revenues of $409,000 related to trades routed from Arca Sec. As of December 31, 2018, the Exchange had a $15,920,000 net payable related to these agreements.

## 11. Employee Benefit Plans

The Exchange has a nonqualified defined benefit pension plan that covers all eligible employees as defined. The nonqualified pension plan, with an aggregate projected benefit obligation of $2,395,000 as of December 31, 2018, is unfunded. In September 2004, the Exchange froze the future benefit accruals for the nonqualified defined benefit pension plan. The elimination of future benefit accruals triggered a curtailment event under ASC 715, "*Compensation—Retirement of Benefits.*"

A reconciliation of beginning and ending balances of the projected benefit obligations, certain actuarial assumptions, fair value of plan assets, and the funded status of the plan and the components of pension cost for the nonqualified defined benefit plan is indicated below (in thousands):

## 11. Employee Benefit Plans (continued)

| December 31, | | 2018 |
|---|---|---|
| Change in projected benefit obligation: | | |
| Benefit obligation, at beginning of year | $ | 2,586 |
| Interest cost | | 87 |
| Net actuarial gain | | (76) |
| Benefits paid | | (202) |
| **Projected Benefit Obligation**, at end of year | $ | 2,395 |

Weighted-average assumptions used to determine benefit obligations are as follows:

| December 31, | 2018 |
|---|---|
| Discount rate | 4.00% |
| Rate of compensation increase | N/A |

Change in fair value of plan assets is as follows (in thousands):

| For the year ended December 31, | | 2018 |
|---|---|---|
| Change in plan assets | | |
| Fair value of plan assets, at beginning of year | $ | - |
| Employer contribution | | 202 |
| Benefits paid | | (202) |
| **Fair Value of Plan Assets**, at end of year | $ | - |

Funded status is as follows (in thousands):

| December 31, | | 2018 |
|---|---|---|
| Projected benefit obligation | $ | (2,395) |
| Fair value of plan assets | | - |
| **Net Amount Recognized** | $ | (2,395) |

## 11. Employee Benefit Plans (continued)

Amounts recognized in the balance sheet are as follows (in thousands):

| December 31, | | 2018 |
|---|---|---|
| Current liabilities | $ | (197) |
| Noncurrent liabilities | | (2,198) |
| **Net Amount Recognized** | $ . | (2,395) |

The accumulated other comprehensive loss as of December 31, 2018 consisted of $642,000, net of deferred tax benefit of $30,000, that has not yet been recognized in net periodic benefit cost.

The accumulated benefit obligation for the nonqualified pension plan was $2,395,000 at December 31, 2018.

Components of net periodic benefit cost recorded in compensation and benefits in the statement of comprehensive income are as follows (in thousands):

| December 31, | | 2018 |
|---|---|---|
| Interest cost | $ | 87 |
| Recognized net actuarial loss | | 31 |
| **Net Periodic Benefit Cost** | $ | 118 |

Estimated future benefit payments, which reflect expected future service at December 31, 2018, are as follows (in thousands):

| Year ending December 31, | | |
|---|---|---|
| 2019 | $ | 201 |
| 2020 | | 197 |
| 2021 | | 193 |
| 2022 | | 188 |
| 2023 | | 182 |
| 2024-2028 | | 816 |

## 11. Employee Benefit Plans (continued)

The weighted–average assumption used to determine net periodic benefit costs for the year ended December 31, 2018 is as follows:

| *Year ended December 31,* | 2019 |
|---|---|
| Discount rate | 3.50% |

The Exchange maintains a savings plan pursuant to Section 401(k) of the Internal Revenue Code whereby all employees are eligible participants and have the option to contribute to the plan. The plan also provides for a discretionary employer matching contribution.

The discretionary employer matching contribution, which was approved by the Board of Directors, was equal to $.50 per $1.00 up to the first 6% of eligible contributions, a maximum 3% contribution for eligible participating employees. The Exchange's discretionary employer matching contributions to the savings plan were $240,000 for 2018.

The Exchange has future obligations under a deferred compensation arrangement with one executive, which vests pursuant to the plan, and is unfunded. The agreement effective in 2015 vests each year on December 31, 2016 through December 31, 2022, provided that the employee remains continuously employed through the vesting period. $20,000 of this obligation vested and was paid in January 2018. The deferred compensation obligation totals $20,000 as of December 31, 2018 and is included in accrued compensation.

The Exchange has employment agreements with several of its officers. The agreements provide for salary and health benefit continuation in the event of termination other than for cause, or under certain defined circumstances for a change in control of the Exchange.

The Exchange incurred severance costs related to the termination of certain officers and staff of $4,129,000 in 2018, which are included in employee compensation and benefits within the statement of comprehensive income.

NYSE Chicago, Inc.

Notes to Financial Statements (continued)

## 12. Note Payable

In March 2009, the Exchange amended its December 2000 amended and restated lease (see Note 14). In consideration of the lessor agreeing to terminate the lease with respect to the surrendered space, the Exchange executed an interest-bearing promissory note in the amount of $6,000,000. The total amount of the note was due on March 1, 2019 and was interest free until March 1, 2011, at which time the annual interest rate became 8%. Interest is payable quarterly in arrears, on the first day of June, September, December, and March for the immediately preceding quarter with the first payment due June 1, 2011. In accordance with ASC 835-30, "Imputation of Interest," the note was initially recorded at its fair value of $4,324,000, which is based on management's estimate of an Exchange-specific rate of 10% that would apply to a comparable ten-year loan to the Exchange from an outside lender. Interest expense of 10% was recognized over the life of the note based on the effective interest method which takes into account the note's discount of $1,676,000 and its annual 8% interest rate.

In March 2014, the Exchange amended its December 2000 amended and restated lease and pursuant to the amendment, the Exchange was required to execute an amendment to its $6 million promissory note. The note amendment extended the original due date of March 1, 2019 to June 30, 2025 and reduced the annual interest rate from 8% to 4% effective March 31, 2014. Interest payment dates were unchanged.

Interest expense of 4%, effective March 31, 2014, is recognized over the life of the note. The remaining interest accretion at March 31, 2014 was re-amortized through June 30, 2016, the first $600,000 note principal reduction date. For the year ended December 31, 2018, the Exchange recorded interest expense of $180,000. For the year ended December 31, 2018, the effective interest rate was approximately 5%.

The note amendment also provided for a reduction of the principal balance in the amount of $600,000 on July 1, 2016 and every year thereafter through 2024 and, on June 30, 2025, provided that no default has occurred under the lease or the note. If each annual reduction is made, the outstanding principal balance of the note shall be $0 at the end of the lease.

The $6,000,000 note principal reduction, effective March 31, 2014, is amortized ratably over the amended lease term and is a reduction to rent expense. The Exchange, for the year ended December 31, 2018, recorded note principal reduction and rent credits in the amounts of $533,000. The outstanding note principal at December 31, 2018 was $4,200,000, which is recorded net of amortization in the balance sheet.

## 13. Other Noncurrent Liabilities

The components of other noncurrent liabilities included in the Balance Sheet were as follows (in thousands):

| December 31, | | 2018 |
|---|---|---|
| Tenant improvement allowance (Note 14) | $ | 660 |
| Accrued rent | | 310 |
| Rent abatement (Note 14) | | 228 |
| **Total** | $ | 1,198 |

## 14. Lease Arrangements and Commitments

The Exchange leases facilities and equipment under operating leases expiring at various dates through 2025. Certain leases contain renewal options and escalation clauses.

In December 2000, the Exchange amended and consolidated its space leases under a master leasing arrangement expiring in 2015. The amended lease became effective August 1, 2002. As an incentive for the Exchange to sign the new lease agreement, the lessor provided a tenant improvement allowance of approximately $4,000,000. The Exchange used this allowance to pay for the cost of certain equipment, office furnishings, and leasehold improvements.

In March 2009, the Exchange amended its December 2000 restated lease. The amendment allowed for the Exchange to surrender 87,433 square feet of its then current leased space and to lease an additional 25,426 square feet. The original lease expiration date of June 30, 2015 remained unchanged. As an incentive for the Exchange to sign the lease amendment, the lessor provided a rent abatement of approximately $2,400,000 in 2009, all of which was used by the Exchange to pay for the cost of certain equipment, office furnishings and leasehold improvements.

In March 2014, the Exchange amended its December 2000 amended and restated lease. The amendment allowed for the Exchange to surrender 16,446 square feet of its then current leased space. The original lease expiration date of June 30, 2015 was extended to June 30, 2025. The amendment also provided for immediate rent reduction as of March 31, 2014. As an incentive for the Exchange to sign the lease, the lessor provided a tenant improvement allowance of approximately $1 million to be applied to total construction costs, all of which was used by the Exchange to pay for the cost of leasehold improvements. In addition, the Exchange was required to execute an amendment to its $6 million promissory note (See Note 12).

## 14. Lease Arrangements and Commitments (continued)

The tenant improvement allowance and the rent abatement allowance balances at March 31, 2014 were re-amortized on a straight-line basis over the term of the new lease. The tenant improvement allowance at December 31, 2018 was $779,000, and is included in other current and noncurrent liabilities. The rent abatement allowance at December 31, 2018 was $269,000, and is included in other current and noncurrent liabilities. These allowances are being recognized as reductions of rental expenses on a straight-line basis over the term of the new lease.

Minimum lease commitments, exclusive of taxes, maintenance and other related costs applicable to existing operating leases at December 31, 2018, were as follows (in thousands):

| *Year ending December 31,* | | Operating Leases |
|---|---|---|
| 2019 | $ | 780 |
| 2020 | | 794 |
| 2021 | | 814 |
| 2022 | | 834 |
| 2023 | | 855 |
| Future years | | 1,320 |
| **Total** | $ | 5,397 |

Net rent expense for 2018 was $713,000. Rent expense includes base rent, taxes, maintenance, and other costs related to leased property.

## 15. Subsequent Events

The Exchange has evaluated all subsequent events requiring recognition and disclosure in the financial statements through June 25, 2019, the date the financial statements were available for issuance.

EXHIBIT J

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE CHICAGO, INC.

JUNE 2019

Lists of the officers, directors, members of all
standing committees, or persons performing similar
functions are kept up to date and will be made
available to the Securities and Exchange
Commission and to the public upon request.

EXHIBIT K

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE CHICAGO, INC.

JUNE 2019

The ownership structure of NYSE Chicago, Inc. is as follows:

1.　　Full legal name:  NYSE Chicago Holdings, Inc.

2.　　Title or status:  Delaware corporation

3.　　Date title or status was acquired: February 8, 2005

4.　　Approximate ownership interest: 100% ownership interest

5.　　Whether the Person has control:  Yes, NYSE Chicago Holdings, Inc. has control.

EXHIBIT M


ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE CHICAGO, INC.


JUNE 2019

EXHIBIT M

An alphabetical listing of the members and member organizations of NYSE Chicago, Inc., containing information including the name, date of election, principal place of business, and information with respect to the activities in which the members and member organizations are primarily engaged, is maintained by NYSE Chicago, Inc., is kept up to date, and will be made available to the Securities and Exchange Commission upon request.

In addition, a list of member organizations of NYSE Chicago Inc. is publicly available on the Exchange's website at www.nyse.com.

EXHIBIT N

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE CHICAGO, INC.

JUNE 2019

EXHIBIT N

A schedule of NYSE Chicago, Inc.'s securities
admitted to trading is publicly available on the
Exchange's website at www.NYSE.com.

A list of such securities is also maintained by the
Exchange, is kept up to date, and will be made
available to the Securities and Exchange
Commission and the public on request.





# ICE Corporate Structure as of June 2019

ALL SUBSIDIARIES ARE 100% WHOLLY CONTROLLED UNLESS OTHERWISE INDICATED



# ICE Corporate Structure as of June 2019
## ALL SUBSIDIARIES ARE 100% WHOLLY CONTROLLED UNLESS OTHERWISE INDICATED



**INTERCONTINENTAL EXCHANGE, INC.(7)**
**(NYSE: ICE)**

Interactive Data Holdings Corporation

Igloo Intermediate Corporation

ICE Data Services, Inc.

Interactive Data Real-Time Group, Inc.

Interactive Data Luxembourg Holding S.A.R.L

ICE Data Connectivity & Feeds, Inc.

ICE Data Analytics, LLC

Interactive Data Online Properties, Inc.

ICE Data Pricing & Reference Data, LLC (5)

IDCO Canada Holdings Inc.

Interactive Data Luxembourg Management S.A.R.L

Interactive Data Canada Inc.

Interactive Data Cayman Ltd.

IDCO Worldwide Holdings Ltd.

IDCO Overseas Holdings Ltd.

ICE Data Services Ireland Limited

Interactive Data (Europe) Ltd.

ICE Data Services Jersey Limited

ICE Data Services Hong Kong Limited

ICE Data Services Australia Pty Ltd (16)

ICE Data Desktop Solutions Limited (2)

ICE Data Services France SAS

ICE Data Services Singapore Pte Ltd

ICE Data Services Japan KK

ICE Data Services Italy S.r.l

Interactive Data Finance (UK) Ltd.

Foreign Indirect Affiliate

United States

**KEY TO REGULATED ENTITIES**

| | |
|---|---|
| 1 | MANITOBA SECURITIES COMMISSION |
| 2 | UK FINANCIAL CONDUCT AUTHORITY |
| 3 | US COMMODITY FUTURES TRADING COMMISSION |
| 4 | US FINANCIAL INDUSTRY REGULATORY AUTHORITY (FINRA) |
| 5 | US SECURITIES AND EXCHANGE COMMISSION |
| 6 | NATIONAL FUTURES ASSOCIATION (NFA) |
| 7 | Publicly listed company subject to the rules and requirements of the NYSE and SEC |
| 8 | BANK OF ENGLAND (BoE) |
| 9 | FCA Regulated Recognised Investment Exchange (RIE) |
| 10 | BoE Supervised Recognised Clearing House (RCH) |
| 11 | FEDERAL RESERVE BOARD OF GOVERNORS |
| 12 | MONETARY AUTHORITY OF SINGAPORE |
| 13 | NETHERLANDS AUTHORITY FOR THE FINANCIAL MARKETS |
| 14 | DE NEDERLANDSCHE BANK (THE DUTCH CENTRAL BANK) |
| 15 | ESMA REGISTERED TRADE REPOSITORY |
| 16 | AUSTRALIA SECURITIES AND INVESTMENTS COMMISSION (ASIC) |